UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-10960

FirstCash

FIRSTCASH HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	87-3920732
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1600 West 7th Street, Fort Worth, Texas 76102
(Address of principal executive offices) (Zip code)

(817) 335-1100
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value $.01 per share	FCFS	The Nasdaq Stock Market

Securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933.
☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Securities Exchange Act of 1934.

☒	Large accelerated filer	☐	Accelerated filer
☐	Non-accelerated filer	☐	Smaller reporting company
		☐	Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Securities Exchange Act of 1934. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). ☐ Yes ☒ No

As of June 28, 2024, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $4,067,000,000 based on the closing price as reported on the Nasdaq Stock Market.

As of January 29, 2025, there were 44,760,746 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement relating to its 2025 Annual Meeting of Stockholders are incorporated by reference in Part III, Items 10, 11, 12, 13 and 14 of this Annual Report on Form 10-K.

FIRSTCASH HOLDINGS, INC.
FORM 10-K
For the Year Ended December 31, 2024

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING RISKS AND UNCERTAINTIES THAT MAY AFFECT FUTURE RESULTS

Forward-Looking Information

This annual report contains forward-looking statements about the business, financial condition, outlook and prospects of FirstCash Holdings, Inc. and its wholly owned subsidiaries (together, the "Company"). Forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995, can be identified by the use of forward-looking terminology such as "believes," "projects," "expects," "may," "estimates," "should," "plans," "targets," "intends," "could," "would," "anticipates," "potential," "confident," "optimistic" or the negative thereof, or other variations thereon, or comparable terminology, or by discussions of strategy, objectives, estimates, guidance, expectations, outlook and future plans. Forward-looking statements can also be identified by the fact these statements do not relate strictly to historical or current matters. Rather, forward-looking statements relate to anticipated or expected events, activities, trends or results. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties.

While the Company believes the expectations reflected in forward-looking statements are reasonable, there can be no assurances such expectations will prove to be accurate. Security holders are cautioned that such forward-looking statements involve risks and uncertainties. Certain factors may cause results to differ materially from those anticipated by the forward-looking statements made in this annual report. Such factors and risks may include, without limitation, risks related to the extensive regulatory environment in which the Company operates; risks associated with the legal and regulatory proceedings that the Company is a party to or may become a party to in the future, including the Consumer Financial Protection Bureau (the "CFPB") lawsuit filed against the Company; risks related to the Company's acquisitions, including the failure of the Company's acquisitions to deliver the estimated value and benefits expected by the Company and the ability of the Company to continue to identify and consummate acquisitions on favorable terms, if at all; potential changes in consumer behavior and shopping patterns which could impact demand for the Company's pawn loan, retail, lease-to-own ("LTO") and retail finance products; labor shortages and increased labor costs; a deterioration in the economic conditions in the United States and Latin America, including as a result of inflation, elevated interest rates and higher gas prices, which potentially could have an impact on discretionary consumer spending and demand for the Company's products; currency fluctuations, primarily involving the Mexican peso; competition the Company faces from other retailers and providers of retail payment solutions; the ability of the Company to successfully execute on its business strategies; contraction in sales activity at merchant partners of the Company's retail point-of-sale ("POS") payment solutions business; impact of store closures, financial difficulties or even bankruptcies at the merchant partners of the Company's retail POS payment solutions business; the ability of the Company's retail POS payment solutions business to continue to grow its base of merchant partners, including those outside of the furniture vertical; and other risks discussed and described in Part I, Item IA, "Risk Factors" hereof, and other reports filed with the Securities and Exchange Commission (the "SEC"). Many of these risks and uncertainties are beyond the ability of the Company to control, nor can the Company predict, in many cases, all of the risks and uncertainties that could cause its actual results to differ materially from those indicated by the forward-looking statements. The forward-looking statements contained in this annual report speak only as of the date of this annual report, and the Company expressly disclaims any obligation or undertaking to report any updates or revisions to any such statement to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

PART I

Item 1. Business

Overview

FirstCash Holdings, Inc., along with its wholly owned subsidiaries (together, "FirstCash" or the "Company"), is the leading operator of pawn stores in the U.S. and Latin America and is also a leading provider of technology-driven, retail POS payment solutions focused on serving credit-constrained consumers in the U.S and Puerto Rico.

FirstCash's primary line of business is the operation of retail pawn stores, also known as "pawnshops." The Company also operates a retail POS payment solutions business. The Company is organized into three reportable segments that cover these two lines of business. The U.S. pawn segment consists of pawn operations in 29 U.S. states and the District of Columbia, while the Latin America pawn segment consists of pawn operations in Mexico, Guatemala, El Salvador and Colombia. The retail POS payment solutions segment consists of the operations of American First Finance, LLC ("AFF"), which offers products in all 50 states in the U.S. plus the District of Columbia and Puerto Rico.

As of December 31, 2024, the Company operated over 3,000 pawnshops across its network. Pawn stores help customers meet small, short-term cash needs by providing non-recourse pawn loans and buying merchandise directly from customers. Personal property, such as jewelry, electronics, tools, appliances, sporting goods and musical instruments, is pledged and held as collateral for the pawn loans over the typical 30-day term of the loan. Pawn stores also generate retail sales primarily from the merchandise acquired through collateral forfeitures and over-the-counter purchases from customers. Net revenues (gross profit) from pawn operations comprised 83% of consolidated net revenues in 2024.

The Company's retail POS payment solutions business line consists solely of the operations of AFF. AFF focuses on LTO products and facilitating other retail financing payment options across a large network of traditional and e-commerce merchant partners. AFF's retail partners provide consumer goods and services to their customers and use AFF's LTO and retail finance solutions to facilitate payments on such transactions. As one of the largest omni-channel providers of "no credit required" payment options, AFF's technology set provides consumers with seamless leasing and financing experiences in-store, online, in-cart and on mobile devices.

The Company's principal executive offices are located at 1600 West 7th Street, Fort Worth, Texas 76102, and its telephone number is (817) 335-1100. The Company's primary corporate website is **www.firstcash.com**.

Pawn Operations

Pawn stores are neighborhood-based retail locations that buy and sell pre-owned consumer products such as jewelry, electronics, tools, appliances, sporting goods and musical instruments. Pawn stores also provide a quick and convenient source of small, secured consumer loans, also known as pawn loans, to unbanked, under-banked and credit-constrained customers. Pawn loans are safe and affordable non-recourse loans for which the customer has no legal obligation to repay. The Company does not engage in post-default collection efforts, does not take legal actions against its customers for defaulted loans, does not ban its customers for nonpayment, nor does it report any negative credit information to credit reporting agencies, but rather relies only on the resale of the pawn collateral for recovery. Pawnshop customers are typically value-conscious consumers and/ or borrowers who are not effectively or efficiently served by traditional lenders such as banks, credit unions, credit card providers or other small loan providers.

The pawn industry in the U.S. is well established, with the highest concentration of pawn stores located in states that have favorable customer demographics, high population growth and maintain regulations most conducive to profitable pawn operations. Generally, these states are located in the Southeast, Midwest, Southwest and Mountain West regions of the country, which is where the majority of the Company's U.S. stores are located.

Historically, competitor pawn stores in Latin America have less square footage and focus primarily on providing loans collateralized by gold jewelry or small electronics. In contrast, a majority of the Company's pawn stores opened in Latin America are larger format, full-service stores similar to the U.S. stores, which buy, sell and lend on a wide array of merchandise. Accordingly, competition in Latin America with the Company's larger format, full-service pawn stores is more limited. A large percentage of the population in Mexico and other countries in Latin America is unbanked or under-banked with limited access to traditional consumer credit. The Company believes there is opportunity for further expansion in Mexico and other Latin American countries due to the large potential consumer base and limited competition from other large format, full-service pawn store operators.

Services Offered by the Company's Pawn Operations

Pawn Merchandise Sales

The Company's pawn merchandise sales are primarily retail sales to the general public from its pawn store locations. The items sold generally consist of pre-owned consumer products such as jewelry, electronics, tools, appliances, sporting goods and musical instruments. The Company also melts certain quantities of scrap jewelry and sells the gold, silver and diamonds in the commodity markets. Gross profit from pawn merchandise sales accounted for 38% of the Company's consolidated net revenue during 2024.

Merchandise inventory is acquired primarily through forfeited pawn loan collateral and, to a lesser extent, through purchases of used goods directly from the general public. The Company also acquires limited quantities of new or refurbished merchandise inventories directly from wholesalers and manufacturers. Merchandise acquired by the Company through forfeited pawn loan collateral is carried in inventory at the amount of the related pawn loan, exclusive of any accrued service fees, and purchased inventory is carried at cost.

Retail customers can use cash and debit or credit cards for retail purchases or can purchase merchandise on an interest-free "layaway" plan. Should the customer fail to make a required payment pursuant to a layaway plan, the item is returned to inventory and all or a portion of previous payments are typically forfeited to the Company. Deposits and interim payments from customers on layaway sales are recorded as deferred revenue and subsequently recorded as retail merchandise sales revenue when the merchandise is delivered to the customer upon receipt of final payment or when previous payments are forfeited to the Company. In addition, the Company offers an LTO option at its U.S. pawn stores through AFF (as further described below).

Retail sales are seasonally highest in the fourth quarter, associated with holiday shopping, and, to a lesser extent, in the first quarter, due to tax refund proceeds received by customers in the U.S.

Pawn Lending

The Company's pawn store locations make pawn loans to customers in order to help them meet instant or short-term cash needs. All pawn loans are collateralized by personal property such as jewelry, electronics, tools, appliances, sporting goods, musical instruments and other items. The pledged collateral provides the only security to the Company for the repayment of the loan. The Company does not investigate the creditworthiness of the borrower through third party reporting services, instead relying primarily on the marketability and expected sales value of pledged goods as a basis for the amount loaned. Pawn loans are non-recourse loans, and a customer does not have a legal obligation to repay a pawn loan. There is no collections process, and the decision to not repay the loan will not affect the customer's credit score with any credit reporting agency and rarely affects the customer's ability to obtain a subsequent pawn loan from the Company. The average amount of a pawn loan at December 31, 2024 was $283 in the U.S. and $87 in Latin America.

At the time a pawn loan transaction is entered into, an agreement or pawn contract, commonly referred to as a "pawn ticket," is presented to the borrower for signature that includes, among other items, the borrower's name and identification information, a description of the pledged goods, amount financed, pawn service fee, maturity date, total amount that must be paid to redeem the pledged goods on the maturity date and the fee charged expressed as an annual percentage rate.

The term of a pawn loan is typically 30 days plus an additional grace period of 14 to 90 days, depending on geographic markets and local or state regulations. Pawn loans may be either paid in full with accrued pawn loan fees and service charges or, where permitted by law, may be renewed or extended by the customer's payment of accrued pawn loan fees and service charges. If a pawn loan is not repaid before the expiration of the grace period, the pawn collateral is forfeited to the Company and transferred to inventory at a value equal to the principal amount of the loan, exclusive of accrued service fees. Pledged property is held in a secured, non-public warehouse area of the pawn store for the term of the loan and the grace period, unless the loan is repaid earlier. The Company does not record pawn loan losses or charge-offs because the amount advanced becomes the carrying cost of the forfeited collateral that is to be recovered through the merchandise sales function described above.

Pawn loan fees are typically calculated as a percentage of the pawn loan amount based on the size, duration and type of collateral of the pawn loan and generally range from 4% to 25% per month, as permitted by applicable law. As required by applicable law, the amounts of these charges are disclosed to the customer on the pawn ticket. Pawn loan fees accounted for 45% of the Company's consolidated net revenue during 2024.

The amount the Company is willing to finance for a pawn loan is primarily based on a percentage of the estimated retail value of the collateral. There are no minimum or maximum pawn loan to fair market value restrictions in connection with the Company's lending activities. In order to estimate the value of the collateral, the Company utilizes its proprietary POS and loan management system to recall recent selling prices of similar merchandise in its own stores. The basis for the Company's determination of the retail value also includes such sources as precious metals spot markets, catalogs, blue books, online marketplaces and auction sites and retailer advertisements. These sources, together with the employees' inspection of the collateral along with their skills and experience in selling similar items of merchandise in particular stores, influence the determination of the estimated retail value of such items.

The Company typically experiences seasonal growth in its pawn loan balances in the third and fourth quarters, preceded by lower balances in the first two quarters due to the typical repayment of pawn loans associated with statutory bonuses received by customers in the fourth quarter in Mexico and with tax refund proceeds typically received by customers in the first quarter in the U.S.

Pawn Business Strategy

The Company's business strategy is to continue growing pawn revenues and income by opening new ("de novo") retail pawn locations, acquiring existing pawn stores in strategic markets and increasing revenue and operating profits in existing stores. Over the last five years, 576 pawn stores have been opened or acquired, with the net store count growing at a compound annual store growth rate of 2% over this period. The Company intends to open or acquire additional stores in locations where management believes appropriate consumer demand and other favorable conditions exist. The following table details stores opened and acquired over the five-year period ended December 31, 2024:

| | Year Ended December 31, | | | | |
	2024	2023	2022	2021	2020
U.S. pawn segment:					
New locations opened	**1**	5	—	1	—
Locations acquired	**28**	91	30	46	22
Total additions	**29**	96	30	47	22
Latin America pawn segment:					
New locations opened	**60**	61	45	60	75
Locations acquired	**10**	—	1	—	40
Total additions	**70**	61	46	60	115
Total:					
New locations opened	**61**	66	45	61	75
Locations acquired	**38**	91	31	46	62
Total additions	**99**	157	76	107	137

For additional information on store count activity, see "Pawn Store Locations" below.

New Store Openings

The Company typically opens new stores in under-served markets and neighborhoods. After a suitable location has been identified and a lease and the appropriate licenses are obtained, a new store can typically open for business within six to twelve weeks. The investment required to open a new location includes store operating cash, inventory, funds for pawn loans, leasehold improvements, store fixtures, security systems, computer equipment and other start-up costs.

<u>Acquisitions</u>

Due to the fragmented nature of the pawn industry, the Company believes attractive acquisition opportunities will continue to arise in both the U.S. and Latin America. Specific pawn store acquisition criteria include an evaluation of the volume of merchandise sales and pawn transactions, outstanding customer pawn loan balances, historical pawn yields, merchandise sales margins, pawn loan redemption rates, the condition and quantity of inventory on hand, licensing restrictions or requirements, and the location, physical condition, and lease terms of the stores to be acquired.

<u>Enhance Productivity of Existing and Newly Opened Stores</u>

The primary factors affecting the profitability of the Company's existing store base are the volume and gross profit of merchandise sales, the volume of and yield on pawn loans and store operating expenses. To increase customer traffic and encourage repeat business, which management believes is a key determinant of a store's success, the Company has taken several steps to distinguish its stores and to make customers feel more comfortable and secure. In addition to a clean and secure physical store facility, the stores' exteriors typically display attractive and distinctive signage similar to that used by contemporary specialty retailers.

The Company believes the profitability of its pawnshops is dependent, among other factors, upon its employees' skills and ability to engage with customers and provide prompt and courteous service. The Company has employee training programs that promote customer service, productivity, professionalism, regulatory compliance and information privacy and security. The Company's proprietary POS and loan management system tracks certain key transactional performance measures, including pawn loan yields and merchandise sales margins, and permits a store manager or clerk to instantly recall the cost of an item in inventory and the date it was purchased, including the prior transaction history of a particular customer. It also facilitates the timely valuation of goods by showing values assigned to similar goods. The Company has networked its stores to allow employees to more accurately determine the retail value of merchandise and to permit the Company's headquarters to more efficiently monitor, in real time, each store's operations, including merchandise sales, pawn loan fee revenue, pawn loans written and redeemed and changes in inventory.

The Company maintains a well-trained audit and loss prevention staff which conducts regular store visits to verify assets, loans and collateral, and test compliance with regulatory, financial, security and operational controls. Management believes its controls and systems are adequate for the Company's existing store base and can accommodate reasonably foreseeable growth in the near term.

Pawn Store Locations

The Company's typical large format pawn store is a freestanding building or part of a retail shopping center with dedicated available parking. Many of the Company's acquired stores in Latin America tend to be smaller than its U.S. stores, especially those located in dense urban markets that may not have dedicated parking. Management has established a standard store design intended to facilitate operations and provide a positive customer experience.

As of December 31, 2024, the Company operated 3,026 pawn store locations composed of 1,200 stores in 29 U.S. states and the District of Columbia, 1,725 stores in 32 states in Mexico, 72 stores in Guatemala, 17 stores in El Salvador and 12 stores in Colombia.

The following table details store count activity for the year ended December 31, 2024:

	U.S.	Latin America	Total
Total locations, beginning of period	1,183	1,814	2,997
New locations opened	1	60	61
Locations acquired	28	10	38
Consolidation of existing pawn locations [1][2]	(12)	(58)	(70)
Total locations, end of period	1,200	1,826	3,026

[1] Store consolidations were primarily acquired locations which have been combined with overlapping stores and for which the Company expects to maintain a significant portion of the acquired customer base in the consolidated location.

[2] Includes 10 pawnshops located in Acapulco, Mexico that were severely damaged by a hurricane in the fall of 2023, which the Company elected to consolidate with other stores in this market. The Company expects to replace certain of these locations in this market over time as the city's infrastructure recovers.

The following chart presents the year end pawn store count over the five-year period ended December 31, 2024:



Pawn Store Locations

As of December 31, 2024, the Company's pawn stores were located in the following countries and states:

Number of Locations

U.S.		Latin America	
Texas	485	Mexico:	
Florida	87	Estado de. Mexico (State of Mexico)	213
North Carolina	74	Veracruz	199
Ohio	56	Puebla	115
Tennessee	49	Tamaulipas	101
Arizona	47	Nuevo Leon	100
Georgia	47	Jalisco	82
Illinois	36	Baja California	81
Nevada	30	Estado de Ciudad de Mexico (State of Mexico City)	73
Louisiana	29	Chiapas	68
Washington	29	Coahuila	62
Maryland	28	Oaxaca	58
South Carolina	27	Hidalgo	57
Alabama	24	Guanajuato	53
Colorado	24	Sonora	42
Kentucky	23	Tabasco	41
Indiana	22	Chihuahua	40
Missouri	21	Sinaloa	31
Oklahoma	19	Quintana Roo	30
Virginia	13	Michoacan	30
Alaska	6	San Luis Potosi	29
Oregon	5	Durango	29
Utah	5	Morelos	27
District of Columbia	3	Queretaro	22
North Dakota	3	Aguascalientes	19
South Dakota	3	Tlaxcala	19
Mississippi	2	Yucatan	19
Iowa	1	Campeche	18
Nebraska	1	Zacatecas	18
Wyoming	1	Baja California Sur	14
U.S. total	1,200	Guerrero	14
		Colima	11
		Nayarit	10
			1,725
		Guatemala	72
		El Salvador	17
		Colombia	12
		Latin America total	1,826

Pawn Operations Competitive Environment

The Company encounters significant competition in connection with all aspects of its pawn operations. These competitive conditions may adversely affect the Company's pawn revenue and profitability and its ability to expand and execute its pawn business strategy. The Company believes the primary drivers for competitive success in the pawn industry are store location, customer service, the ability to lend competitive amounts on pawn loans and to sell popular retail merchandise at competitive prices. In addition, the Company competes with other lenders and retailers to attract and retain employees with competitive compensation programs. Many of the competitors' individual retail locations have significantly greater size, financial resources and human capital than the Company.

The Company's retail business competitors include numerous retail and wholesale merchants, including jewelry stores, rent-to-own operators, discount retail stores, "second-hand" stores, consumer electronics stores, other specialty retailers, online retailers, online auction sites, online marketplace sites and other pawnshops. Competitive factors in the Company's retail operations include the ability to provide the customer with a variety of merchandise items at attractive prices.

The Company's pawn lending business competes primarily with other specialty consumer finance lenders, including pawn store operators, payday loan stores, branch-based lenders and other specialty consumer finance operators, including online lenders. The pawnshop and other specialty consumer finance industries are characterized by a large number of independent owner-operators, some of whom own and operate multiple locations. In addition, the Company competes with other non-specialty consumer finance lenders, such as banks, credit card providers and other consumer finance companies, which generally lend on an unsecured as well as a secured basis. Other non-specialty lenders may, and do, lend money on financial terms more favorable than those offered by the Company.

Management believes the pawn industry remains highly fragmented with an estimated 12,000 to 14,000 total pawnshops in the U.S. and 7,000 to 8,000 total pawnshops in Mexico. Including the Company, there are two publicly-held, U.S.-based pawnshop operators, both of which have pawn operations in the U.S., Mexico, Guatemala and El Salvador. The Company is the largest public or private operator of large format, full-service pawn stores in the U.S. and Mexico.

Retail POS Payment Solutions Operations

AFF facilitates customized LTO and retail finance programs to its merchant partners, allowing those merchant partners to complete sales by providing their customers with a retail POS payment solution. Customers can apply for AFF's products online or through their mobile devices and complete the process electronically or in person at one of AFF's merchant partner locations. AFF primarily serves customers who are credit-constrained who may not qualify for prime or near prime retail payment options. Net revenues (gross profit) from AFF accounted for 17% of the Company's consolidated net revenues during 2024.

Products Offered by AFF

AFF's merchant partners may provide consumer goods and services to their customers using one of AFF's retail POS payment products to facilitate payments on such transactions. AFF's ability to customize the technology and offer a choice between retail POS payment products provides its merchant partners the ability to identify the most effective solution for its business and customers.

The following is a description of the three retail POS payment products offered by AFF:

- LTO — LTO transactions involve the purchase by AFF of tangible personal property directly from the merchant partner and a subsequent lease of that merchandise by AFF to the customer through a consumer rental purchase agreement under applicable state laws. Customers can cancel their agreements at any time, without penalty, by returning the merchandise. The terms of the leased merchandise contracts generally provide for weekly, bi-weekly, semi-monthly, or monthly rental periods and give the customers the option to acquire ownership of the merchandise over a fixed term, typically between six and 24 months, if the customer leases the merchandise through that term. AFF offers the LTO retail POS payment product to merchant partners in 45 U.S. states, the District of Columbia and Puerto Rico, and such product accounted for 53% of AFF's gross transaction volumes during 2024.

- Retail installment sales agreement ("RISA") — The RISA transaction involves the purchase of either tangible personal property or services from the merchant partner by the customer. The customer enters into a RISA with the merchant and AFF subsequently purchases the RISA from the merchant partner and services the account through the end of the

7

contractual term. RISA finance receivables typically have a term ranging from six to 24 months, and when utilized for the purchase of tangible personal property, are generally secured by such tangible personal property. AFF facilitates the RISA retail POS payment product with merchant partners in 22 U.S. states, and such product accounted for 13% of AFF's gross transaction volumes during 2024.

- Bank-originated installment loans — The customer enters into an installment loan directly with a Utah state-chartered non-member bank (the "Bank"), for the purchase of a good or service from the merchant partner. After origination of the loan by the Bank, AFF purchases the rights to a portion of the cash flows of the loan from the Bank but does not purchase the loan itself. AFF then assumes responsibility for sub-servicing the loan on behalf of the Bank for the remaining term of the loan. Bank-originated loans typically have a term ranging from six to 24 months and can be either secured by tangible personal property or unsecured. Approximately 81% of these loans are related to the purchase of property or services while approximately 19% are loans with cash proceeds issued directly to the customer. The bank-originated installment loan retail POS payment product is made available to merchant partners in 34 U.S. states, and such product accounted for 34% of AFF's gross transaction volumes during 2024.

Decisioning Process

A proprietary decisioning platform is utilized by AFF to determine whether a particular applicant meets AFF's LTO or RISA decisioning criteria or the Bank's loan qualifications for a particular amount. Sophisticated algorithms consider external and internal data points beyond traditional credit scores, allowing AFF or the Bank to approve customers that do not have a credit score. AFF employs an automated application decisioning process, creating a highly efficient, scalable model. The platform is supported by an experienced and robust data science team that uses data analytics to optimize the performance of the lease and loan portfolios.

While the Bank utilizes AFF's technology platform to process and evaluate consumer applications originated by the Bank, all credit underwriting and approval criteria used by the Bank to underwrite the loans are provided and approved under the Bank's exclusive authority.

Customer Service

AFF believes its strong focus on building a positive relationship with the customer and ensuring high levels of customer satisfaction generates repeat customer business and long-lasting relationships with its merchant partners. Customers have access to AFF's customer service team and online customer portal to answer questions about their lease, RISA or loan or to provide comments or complaints about merchant partners. For those customers that utilize AFF's LTO solution and choose not to renew their lease, AFF's customer service team can also assist with the non-renewal process.

Merchant Relationships

AFF attracts and sources new merchants through various channels, including field sales representatives, national sales, buying groups, AFF's website and strategic integrations via waterfall lending platforms. To ensure merchant quality, each prospective merchant goes through a vetting and approval process and, once approved, they must sign a merchant agreement that identifies the roles and responsibilities of both the merchant and AFF. Merchants also receive appropriate training so they can properly represent AFF's retail POS payment products to their customers and ensure regulatory compliance.

Approved merchant partners are subject to regular monitoring. AFF's monitoring procedures are designed to identify merchant partners that do not meet AFF's merchant standards. Merchant partners are subject to suspension and/or termination if, based upon the results of AFF's monitoring, they are found to be out of compliance with the merchant agreement, have low lease or loan quality performance, have elevated customer complaint volume or fail to comply with applicable laws.

AFF currently has approximately 13,600 active retail merchant partner locations and e-commerce platforms offering its leasing and financing products. Those merchant partners offer a wide array of goods and services spanning 26 vertical channels. The following table shows the percentage of AFF's gross transaction volumes originated attributable to these vertical channels for the years ended December 31, 2024, 2023 and 2022:

| | Year Ended December 31, | | |
	2024	2023	2022
Furniture	37 %	48 %	52 %
Automotive	24 %	19 %	20 %
Jewelry	10 %	8 %	5 %
Elective Medical	12 %	7 %	2 %
Other	17 %	18 %	21 %
Total	**100 %**	100 %	100 %

A significant portion of AFF's gross transaction volumes have historically been concentrated with certain large merchant partners, many of which were also concentrated within the furniture vertical, which has suffered from declining sales, store closures and bankruptcies over the past few years. While this concentration historically provided AFF with opportunities for growth, it also created a degree of exposure to potential transaction volume loss outside of AFF's control if these merchant partners experienced declining sales, store closures or bankruptcies (as was the case with two of AFF's largest merchant partners, Conn's Appliances, Inc. and American Freight, Inc.). In order to combat this risk, AFF has been focused on expanding and diversifying its merchant partner base away from these larger merchant partners, which has resulted in less concentration by large merchant partner and vertical channel as reflected in the table above.

For a discussion of the risks associated with the possible loss or reduction of business from one or more of AFF's large merchant partners and factors that may affect a particular type of merchant or vertical channel that AFF is heavily concentrated in, refer to "Item 1A. Risk Factors."

Retail POS Payment Solutions Business Strategy

AFF's business strategy is to continue building market share through additional expansion of both its brick-and-mortar and online merchant base while increasing customer utilization rates by continuous improvement and enhancement of its omni-channel user experience. With an ongoing focus toward improving application conversion rates for qualified applicants combined with an enhanced risk segmentation of its applications, AFF believes that it has numerous opportunities to gain additional market share and expand its large and fast-growing merchant and customer base to achieve greater levels of revenue and profitability.

Retail POS Payment Solutions Competitive Environment

AFF's retail POS payment solutions business competes with national, regional and local LTO stores, virtual LTO companies, rental stores that do not offer their customers a purchase option, buy now / pay later providers, and various other types of consumer finance companies that may enable customers to shop at traditional or online retailers on credit. In addition, banks and consumer finance companies are developing POS payment products and services designed to compete for the credit-constrained customer. AFF also competes with traditional and e-commerce retailers and traditional and online sellers of new and used merchandise for customers desiring to purchase merchandise for cash or on credit. Competition is based primarily on product selection and availability, customer service, store location and lease and loan terms.

Intellectual Property

The Company relies on a combination of trademarks, trade dress, trade secrets, proprietary software, website domain names and other rights, including confidentiality procedures and contractual provisions, to protect its proprietary technology, processes and other intellectual property.

The Company's competitors may develop products that are similar to its own technology, such as the Company's proprietary pawn POS and loan management software, AFF's proprietary lease, financing and loan management software, AFF's proprietary decisioning platform and other developed technology. The Company enters into agreements with its employees, consultants and partners, and through these and other confidentiality or non-compete agreements, the Company attempts to control access to and distribution of its software, documentation and other proprietary technology and information. Despite the Company's efforts to protect its proprietary rights, third parties may, in an authorized or unauthorized manner, attempt to use, copy or otherwise obtain and market or distribute its intellectual property rights or technology or otherwise develop products with the same functionality as its solutions. Policing all unauthorized use of the Company's intellectual property rights is nearly impossible. The Company cannot be certain that the steps it has taken or will take in the future will prevent misappropriations of its technology or intellectual property rights.

Corporate Responsibility and Sustainability Overview

Pawnshops are neighborhood-based stores that contribute to the modern "circular economy" which encourages reduced resource consumption and waste, decreased environmental footprints and emissions, along with economic growth and job creation. Each of the Company's 3,026 pawn locations provides consumers a neighborhood-based market to buy and resell pre-owned and popular consumer products in a safe environment, along with access to a quick and convenient source of short-term cash through non-recourse pawn transactions. In addition, through AFF, the Company provides POS payment solutions through technology-enabled virtual LTO and consumer finance platforms with minimal environmental impact. In summary, the Company offers its customers rapid access to capital while operating its business in a manner that results in a positive impact on its employees, communities and the environment.

Environmental Sustainability

The Company's pawn business extends the life cycle and utilization of popular consumer products. Most of the Company's merchandise inventories are pre-owned items sourced directly from local customers in each store's immediate geographic neighborhood. In effect, the Company operates a large consumer product recycling business by acquiring pre-owned items, including unwanted or unneeded jewelry, electronics, tools, appliances, sporting goods and musical instruments, from individual customers and resells them to other customers desiring such products within the same neighborhood. As a large and significant acquirer and reseller of pre-owned items, the Company believes it extends the life of these products and helps reduce demand for newly manufactured and distributed products, thereby reducing carbon emissions and water usage, resulting in a positive impact to the environment.

The Company estimates that it resold approximately 13 million individual used or pre-owned consumer product items in its pawn stores during 2024, with a commercial value of approximately $1.5 billion. In addition, the Company recycles significant volumes of precious metals and diamonds, whereby unwanted or broken jewelry is collected and melted/processed by the Company and then resold as a commodity for future commercial use. During 2024, the Company estimates that it recycled over 57,000 ounces of gold and approximately 47,000 carats of diamonds with a combined market value of over $132 million. This process helps reduce demand for mined precious metals and diamonds, which benefits the environment by reducing carbon emissions, water usage and other harmful environmental impacts of mining.

Unlike most brick-and-mortar or online retailers, the Company does not rely on supply chains or manufacturing of its inventories, as it sources the majority of its inventory from forfeited pawn loan collateral and merchandise purchased directly from customers living or working near the Company's pawn stores. Accordingly, the Company generally does not own, operate or contract for manufacturing, supply chain, warehousing or distribution facilities to support its pawn operations. Almost all retail sales and pawn loans are made to customers who live or work within a tight geographic radius of the Company's stores. The Company does not own, lease or operate any long-haul trucks to support its 3,026 pawn locations and, other than operating small storefront locations which are typically 5,000 square feet or less, the Company's operations leave a limited carbon footprint compared to manufacturers and retailers selling new merchandise with extensive supply chain and distribution channels. The Company is working to further reduce energy consumption by retrofitting buildings with LED lighting and reducing corporate travel by utilizing remote meeting technologies.

Safe Capital Access Solutions in Underserved Communities

According to multiple studies and surveys, approximately 25% of U.S. households remain unbanked or under-banked. In Latin America, the number of unbanked or under-banked consumers can be as much as 75% of the local population. As a result, the majority of the Company's customers have limited access to traditional forms of credit or capital. The Company contributes to its communities by providing these customers with instant access to capital through very small, non-recourse pawn loans or by purchasing merchandise from such customers. The average credit provided by the Company's pawn business to a customer is $283 in the U.S. and $87 in Latin America as of December 31, 2024. Traditional lenders such as banks, credit unions, credit card providers or other small loan providers do not efficiently or effectively offer micro-credit products of this size.

Applying for a pawn loan is simple, requiring only a valid government ID and an item of personal property owned by the customer. The Company does not investigate the creditworthiness of a pawn customer, nor does it matter if the customer has defaulted on a previous pawn loan with the Company. Unlike most credit products, pawn customers are not required to have a bank account, a good credit history or the ability to document their level of income. The process of obtaining a pawn loan is extremely fast, generally taking 15 minutes or less. Loans are funded immediately by providing customers cash.

Pawn loans include loan terms that are highly transparent and easy to understand. These fiscally responsible products are regulated, safe and affordable non-recourse loans for which the customer has no legal obligation to repay. All terms are provided in short, easy-to-read contracts that allow the Company's customers to make well-informed decisions before obtaining a loan.

Pawn loans differ from most other forms of small-dollar lending as the Company does not engage in post-default collection efforts on delinquent loans, does not take legal actions against its customers for defaulted loans, does not ban its customers for nonpayment, nor does it issue any negative credit information to external credit agencies, but rather relies only on the resale of the pawn collateral for recovery.

POS Payment Solutions Products Provide Technology-Driven Solutions with Low Environmental Impact

AFF utilizes a paperless online application process for its POS payment solutions products. Upon receipt of an application, AFF's platform typically communicates a decision (either directly for LTO or RISA products or on behalf of the Bank for the bank loan product) electronically within seconds, providing a near-immediate response to the applicant. Upon approval, the applicant then electronically signs their agreement, officially becoming a customer of AFF, and completes their purchase of goods or services using the POS payment product applicable for that particular merchant location. Customers can begin making scheduled payments, which can be managed by the customer via phone or online. Most other customer communications are handled by phone, online or electronic communications. The virtual nature of AFF's business model means it operates no retail or consumer facing facilities and has a limited administrative facilities footprint of less than 46,000 square feet.

Social and Corporate Responsibility

The Company promotes a strong corporate culture that emphasizes ethics, accountability and treating customers fairly. This culture is supported by a governance framework with board level oversight of the Company's compliance and internal audit functions and includes the following:

- The Company's pawn and POS payment solutions operations are licensed and supervised in every jurisdiction in which the Company operates and are subject to regular regulatory exams in almost all of these jurisdictions.
- A formal compliance management system for both pawn and POS payment solutions operations is maintained by the Company in all markets in which it operates. The Audit Committee of the Board of Directors (the "Board") receives quarterly updates regarding compliance matters and customer complaint activity.
- Consumer-facing marketing materials and other POS advertising operations must comply with established Company policies. All such materials undergo an internal review and approval process to ensure such materials include legally required consumer disclosures, which helps consumers make informed financial decisions before entering into any agreements.
- Debt collection activities performed within the Company's POS payment solutions operations are also governed by Company policies. An ongoing process of monitoring, training, and auditing staff adherence to these policies is an integral part of the Company's daily operations, which helps to both minimize consumer complaints and ensure that debt collection activities are performed in accordance with applicable federal and state collections laws. Given that pawn loans are non-recourse, the Company's pawn stores do not perform any debt collection activities.
- A "single point of contact" issue resolution function is available to all customers, including customer service hotlines and websites.
- Strict data privacy and protection policies are maintained to safeguard the personal information of customers and employees.
- Introduction of any significant new products, services and business lines are subject to approval by the Board.

The Company has significant operations in Mexico, where the majority of its employees and customers reside. Accordingly, the Company has focused significant time and resources on corporate and social responsibility initiatives in supporting disadvantaged people who live and work in this market.

The Company is certified in Mexico as an Empresa Socialmente Responsable ("ESR"), or a socially responsible company under the XII Latin American Meeting of Corporate Social Responsibility Framework. This ESR certification is granted to companies that meet a series of criteria that generally cover the economic, social and environmental sustainability of its operations, including corporate ethics, good governance, the quality of life of the Company's employees and a proven commitment to the betterment of the community where it operates, including the care and preservation of the environment.

The Company has also established relationships and supports certain foundations and social programs in Mexico that provide internships, reading initiatives and educational programs for disadvantaged citizens. For instance, the Company participated in the Government Program of Youth Building the Future in Mexico in 2024 by providing year-long apprenticeships to female participants aspiring to build careers in legal, human resources, and information technology industries. The Mexico Secretary of Labor awarded the Company the Recognition of Social Commitment as a result of the Company's participation in this program.

In North Texas, where the Company is headquartered, the Company has made meaningful investments in the local community in the form of employee volunteer service hours and matching certain employee-donations to non-profits. The Communities Foundation of Texas has recognized AFF as a Be In Good Company member for AFF's community engagement.

Human Capital Resources

In managing its human capital resources, the Company aims to attract a qualified, professional workforce through an inclusive and accessible job posting and recruiting process. In order to increase retention of its employees, the Company is focused on providing competitive and attractive wages and benefits (which includes a store-level profit-sharing program for its pawn store employees) and extensive training and advancement opportunities as well as fostering safe, healthy and secure workplace.

The Company believes that it complies with all applicable state, local and international laws governing nondiscrimination in employment in jurisdictions in which it operates. All applicants and employees are treated with the same high level of respect regardless of their gender, ethnicity, religion, national origin, age, marital status, political affiliation, sexual orientation, gender identity, disability or protected veteran status.

The Company maintains complaint resolution policies and procedures as well as a confidential whistleblower hotline available to all employees and external stakeholders to report (anonymously, if desired) any matter of concern. The communications hotline is managed by an independent third party, and such communications are routed to appropriate functions such as Human Resources, Legal or Compliance. A whistleblower hotline review committee, which includes members from Human Resources, Legal and Compliance, review all cases as a group before any case is closed. Complaint trends and statistics compiled from the Company's internal complaint resolution procedures and along with all communications made to the whistleblower hotline are reported to the Board quarterly for review and further investigation, if warranted.

Employee Development and Career Opportunities

The Company believes in attracting top talent by offering a competitive wage and employee-selected benefit options and retaining them by providing an environment where employees can see that their career has a clear path of growth. To help facilitate that growth, the Company provides tools, resources and programs that adapt and grow with its team members. These efforts include the following:

- Providing all store support team members and all management across the Company access to a library of third-party courses enabling the development of new employment-related skills that contribute to career growth and development.
- Delivering an in-house designed continuous learning program to avail store team members a career path using custom learning solutions designed to add and confirm both competencies and proficiencies throughout all levels of their career. The learning takes a blended approach involving formal courses, self-directed learning and on-the-job applications.
- Coordinating and enrolling training, at least annually, including compliance and anti-harassment training to all team members, as well as ethics and leadership training to all management-level team members.
- Providing team members with recurring training on critical issues such as safety and security, lending and collection practices, ethics and integrity, information security and other compliance matters.
- Offering a tuition reimbursement program to U.S. employees for courses related to current or future roles at the Company and also discounted tuition rates to select universities.
- Offering eligible U.S. employees private health and life insurance benefits and a comprehensive suite of well-being offerings, including health coaching sessions, financial coaching sessions with a certified financial planner and counseling/emotional support through the Company's Employee Assistance program.
- Matching team members' 401(k) plan contributions for all U.S. employees after one year of service.

- Offering access to thousands of partner discounts for services and products through the partner portal.
- Providing all employees in Latin America public healthcare and other statutory benefits. Most management-level employees and tenured store and administrative employees in Mexico are provided private health insurance.
- All eligible employees in Mexico participate in a statutory profit sharing program.

Workplace Profile

As of December 31, 2024, the Company had approximately 20,000 employees across six countries (the U.S., Mexico, Guatemala, El Salvador, Colombia and Jamaica). The Company employed approximately 8,200 employees in the U.S. as of December 31, 2024, including approximately 1,200 persons employed in executive, supervisory, administrative and accounting functions. None of the Company's U.S. employees are covered by collective bargaining agreements. The Company employed approximately 11,600 employees in Latin America as of December 31, 2024, including approximately 900 persons employed in executive, supervisory, administrative and accounting functions. The Company's Mexico employees are covered by labor agreements as required under Mexico's Federal Labor Law. None of the Company's other Latin American employees are covered by collective bargaining agreements.

Employee Empowerment

The Company is committed to creating a safe, trusted and professional environment in which its employees can thrive. Total employee compensation is typically above the minimum wage standards in each country in which it operates. The Company also believes in fairly compensating its employees by providing the ability to share in the Company's profitability. For example, the majority of the Company's front-line, store-based employees participate in a non-qualified profit sharing program that pays a percentage of profits to store employees based on assigned customer service activities. In addition, the Company generally staffs store manager and multi-unit manager positions through the promotion of existing employees, providing significant opportunities for advancement.

Health and Safety

The Company is committed to the health, safety and wellness of its employees. The Company provides its employees and their families with access to a variety of flexible and convenient health and wellness programs, including benefits that provide protection and security so they can have peace of mind when navigating events that may require time away from work or that impact their financial well-being, that support their physical and mental health by providing tools and resources to help them improve or maintain their health status and encourage engagement in healthy behaviors, and that offer choice, where possible, so they can customize their benefits to meet their needs and the needs of their families.

The operation of the Company's stores is critically dependent on the ability of customers and employees to safely work and conduct transactions. The Company continues to make and maintain significant investments in its physical security infrastructure and monitoring capabilities in both its corporate facilities and individual store locations. In addition, there are strict procedures and protocols in the pawn stores to promote a safe, clean and healthy environment for employees and customers.

A number of the Company's Mexico locations are designated as an orange dot ("Punto Naranja") by IMMUJER, the Mexico Municipal Women's Institute. An orange dot is a designated safe space for women who have been victims of community sexual violence or harassment and that is equipped to provide support to such women and contact emergency authorities.

Governance

The Board and the Nominating and Corporate Governance Committee of the Board routinely assess the composition and size of the Board and aim to strike a balance between the knowledge and understanding of the business that comes from longer-term service on the Board and the fresh ideas and perspective that come from adding new members. As part of this assessment, the Board and the Nominating and Corporate Governance Committee seek a board that includes directors from diverse professional backgrounds with a broad spectrum of experience and expertise and a reputation for integrity.

Governmental Regulation

General Overview

The Company's pawn and retail POS payment solutions businesses are subject to significant regulation by various laws, regulations, ordinances and regulatory pronouncements from federal, state and municipal governmental entities in the U.S. and Latin America, all of which are constantly evolving and subject to potentially significant changes. These statutes and regulations prescribe, among other things, the general terms of the Company's pawn loan agreements, including maximum service fees and/or interest rates that may be charged and collected and mandatory consumer disclosures, as well as maximum interest rates/finance charges or leasing fees (as applicable), consumer disclosures, contractual terms and other matters directly related to the Company's retail POS payment solutions platform activities. The Company is also required to obtain and maintain regulatory licenses and comply with periodic regulatory reporting and registration requirements. In general, the regulatory regimes to which the Company are subject are increasingly focused on consumer finance companies serving credit-constrained customers, and any of these agencies or authorities may propose and adopt new regulations, or interpret existing regulations, in a manner that could result in significant adverse changes in the regulatory landscape for businesses such as the Company's.

For a discussion of the risks related to the Company's regulatory environment, see "Item 1A. Risk Factors—Regulatory, Legislative and Legal Risks."

U.S. Federal Regulations

The U.S. government and its agencies have significant regulatory authority over the Company's activities, and its business is subject to a variety of federal laws, including but not limited to the following:

Federal Trade Commission ("FTC") Act and Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act") — The FTC and the CFPB regulate advertising for, the marketing of, and practices related to the origination and servicing of financial products and services. The FTC is charged with preventing, investigating and remediating unfair or deceptive acts or practices and false or misleading advertisements, and the CFPB is charged with preventing unfair, deceptive or abusive acts or practices. The CFPB has regulatory, supervisory and enforcement powers over certain providers of consumer financial products and services. The CFPB also has the authority to issue civil investigative demands and pursue administrative proceedings or litigation for actual or perceived violations of federal consumer financial laws (including the CFPB's own rules). In these proceedings, the CFPB can seek consent orders, confidential memorandums of understanding, cease and desist orders (which can include orders for redisclosure, restitution or rescission of contracts, as well as affirmative or injunctive relief) and monetary penalties. On November 12, 2021, the Company was named as a defendant in a lawsuit brought by the CFPB alleging violations of the Military Lending Act ("MLA") as discussed elsewhere herein. For a discussion of the risks to the Company's business related to CFPB regulation, see "Item 1A. Risk Factors—Regulatory, Legislative and Legal Risks and General Economic and Market Risks."

On October 6, 2017, the CFPB issued its small-dollar loan rule (the "SDL Rule"), which was subsequently revised on July 7, 2020. Traditional possessory, non-recourse pawn loans are not covered under the SDL Rule. The SDL Rule defines some of the RISA transactions that AFF purchases and some of the bank loans that AFF sub-services as transactions that are covered under the rule. After resolution of some challenges to the SDL Rule itself and the constitutionality of the CFPB, on July 3, 2024, trade groups filed a petition for a rehearing with the Fifth Circuit *en banc*. The Fifth Circuit did not grant the petition and the SDL Rule is expected to go into effect on March 30, 2025. The SDL Rule imposes certain obligations and limitations associated with the origination and servicing of covered transactions as of its effective date. At this time, the Company does not believe that the implementation of the SDL Rule will have a material impact on the Company's future results of operations or financial condition. It is possible the incoming U.S. administration could delay implementation of the SDL Rule.

On May 17, 2024, the Supreme Court rejected a challenge to the constitutionality of the structure used to fund the CFPB. By a vote of 7-2, the justices reversed a decision by a federal appeals court in Louisiana, which had ruled that the agency's funding violates the Constitution because it comes from the Federal Reserve rather than through the congressional appropriations process. As a consequence of the Supreme Court ruling, the CFPB will proceed with the implementation of rulemakings that the agency paused due to the litigation.

Equal Credit Opportunity Act ("ECOA") — The ECOA and its implementing regulation known as Regulation B, is a consumer protection law stating that individuals applying for loans and other credit products can be evaluated only using factors directly related to their creditworthiness. The law is intended to promote the availability of credit to all creditworthy applicants without regard to race, color, religion, or other prohibited bases, and to prevent discrimination on the basis of any of those factors in any aspect of a credit transaction. The ECOA also imposes certain disclosure obligations with respect to action taken on an application for credit and is applicable to the Company's RISA and bank loan products.

Electronic Fund Transfer Act ("EFTA") — The EFTA and its implementing Regulation known as Regulation E, is a consumer protection law affecting electronic fund transfers, including one-time and recurring preauthorized transactions utilized by the retail POS payment solutions business. AFF customers may elect to repay through the use of electronic funds transfers, requiring the Company to obtain the appropriate authorization from the consumer to enter into such transactions. The EFTA imposes certain disclosure and practice restriction requirements upon the Company and also grants certain rights to consumers.

MLA — The MLA requires the provision of certain disclosures at certain times and restricts, among other things, the interest rate and other terms that can be offered to active military personnel and their dependents on most types of consumer credit. The MLA caps the interest rate that may be offered to a covered borrower to a 36% military annual percentage rate ("MAPR"), which includes certain fees such as application fees, participation fees and fees for add-on products. The MLA also requires certain disclosures and prohibits certain terms, such as mandatory arbitration, if a dispute arises concerning the consumer credit product. The MLA covers overdraft lines of credit, pawn loans, RISAs, bank installment loans, and certain vehicle-secured and unsecured credit products, and restricts the Company's ability to offer its products to military personnel and their dependents to the extent any such products have a MAPR greater than 36%. Failure to comply with the MLA may limit the Company's ability to collect principal, interest, and fees from borrowers and may result in civil and criminal liability that could harm its business. Compliance with the MLA is complex, increases compliance risks and related costs and limits the potential customer base of the Company. The Company was named as a defendant in a lawsuit brought by the CFPB alleging violations of the MLA as discussed elsewhere herein.

Servicemembers Civil Relief Act ("SCRA") — The SCRA and similar state laws apply to certain transactions between the Company and servicemembers called to active duty in the United States military as defined within the SCRA, and may include reservists and members of the National Guard. The SCRA limits the rate of interest, including certain fees, that a covered servicemember may be charged, as well as the actions, including limitations on the ability to maintain legal action and obtain default judgments, that can be taken while the consumer is a covered servicemember.

Truth in Lending Act ("TILA") — TILA and its implementing regulation known as Regulation Z, require creditors to deliver disclosures to borrowers at certain points during the life cycle of a loan or RISA, including when publishing certain advertisements, at application, at account opening and at consummation. The requirements may vary based upon product type (e.g., open-end versus closed-end credit products), as well as the timing and nature of certain events (e.g., post-consummation events). These disclosures include, among other things, the total amount of the finance charges and annual percentage rate.

Anti-Money Laundering and Economic Sanctions — The Company is subject to certain provisions of the USA PATRIOT Act and the Bank Secrecy Act under which it must maintain an anti-money laundering compliance program covering certain of its business activities.

Gramm-Leach-Bliley Act ("GLBA") — The Company's credit products are subject to various federal and state laws and regulations relating to privacy and security of consumers' nonpublic personal information. Under these laws, including the GLBA and Regulation P promulgated thereunder, the Company must disclose its privacy policy and practices, including those policies relating to the sharing of nonpublic personal information with third parties. The Company may also be required to provide an opt-out to certain sharing. The GLBA and other laws also require the Company to safeguard personal information. The FTC regulates the safeguarding requirements of the GLBA for non-bank lenders through its Safeguard Rules, as amended, with which the Company is required to comply.

Fair Credit Reporting Act ("FCRA") — The Company is subject to the FCRA and its implementing regulation known as Regulation V, which regulate the use of consumer reports and reporting of information to credit reporting agencies. Specifically, the FCRA establishes requirements that apply to the use of "consumer reports" and similar data, including certain notifications to consumers, such as when an adverse action (e.g. loan declination), is based on information contained in a consumer report. The Company only obtains and uses consumer reports subject to the permissible purpose requirements under the FCRA, which also permits the Company to share its experiential information, information obtained from consumer reporting agencies and other customer information with affiliates. The Company complies with notice and opt-out requirements for prescreen solicitations and for certain information sharing under the FCRA and conducts reasonable investigations of disputes as applicable. The Company also has implemented an identity theft prevention program to fulfill the requirements of the Red Flags Regulations and Guidelines issued under the Fair and Accurate Credit Transactions Act ("FACTA").

Anti-Corruption — The Company is subject to the U.S. Foreign Corrupt Practices Act ("FCPA") and other similar laws in other jurisdictions, which generally prohibit companies and their agents or intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits.

Brady Handgun Violence Prevention Act ("Brady Act") — U.S. pawn store locations that handle pawned firearms or buy and sell firearms must comply with the Brady Act. The Brady Act requires that federally licensed firearms dealers conduct a background check in connection with releasing, selling or otherwise disposing of firearms. In addition, the Company must also comply with various state law provisions and the regulations of the U.S. Department of Justice-Bureau of Alcohol, Tobacco and Firearms that require each pawn lending location dealing in guns to obtain a Federal Firearm License ("FFL") and maintain a permanent record of all receipts and dispositions of firearms.

Telephone Consumer Protection Act — The Company is subject to the Telephone Consumer Protection Act and its implementing regulations (together, the "TCPA") and the regulations of the Federal Communications Commission. The TCPA regulates the delivery of live and prerecorded telemarketing calls, non-marketing calls to cell phones through the use of an automated telephone dialing system, fax advertisements and text messages. For example, under the TCPA, it is unlawful to make many of these types of communications without the prior consent of the recipient. The TCPA also established a federal do-not-call registry with the Telemarketing Sales Rule. The number of lawsuits related to alleged violations of the TCPA have increased significantly in the U.S. in recent years. While the Company maintains policies and procedures reasonably designed to comply with the TCPA, the Company has been subject, and may continue to be subject, to legal actions alleging violations of the TCPA. While the Company believes such actions have been without merit, there is no guarantee that an adverse outcome in such matters would not have an adverse impact on the Company.

U.S. State and Local Regulations

Pawn Business — The Company operates pawn stores in 29 U.S. states and the District of Columbia, all of which jurisdictions have licensing and/or fee regulations on pawnshop operations and employees, and are subject to regular regulatory audits in many states. In general, state statutes and regulations establish licensing requirements for pawnbrokers and may regulate various aspects of pawn transactions, including the purchase and sale of merchandise, service charges, fees and interest rates, the content and form of the pawn transaction agreement and the length of time a pawnbroker must hold a purchased item or forfeited pawn before it is made available for sale. Additionally, these statutes and regulations in various jurisdictions restrict or prohibit the Company from transferring and/or relocating its pawn licenses and restrict or prohibit the issuance of new licenses. Many of the Company's pawn locations are also subject to local ordinances that require, among other things, local permits, licenses, record keeping requirements and procedures, daily transactions reports, and adherence to local law enforcement "do-not-buy-lists" by checking databases created and maintained by law enforcement.

AFF Business — In addition to federal regulatory oversight, nearly every state currently and specifically regulates LTO transactions via state statutes and regulations. This includes states in which AFF operates through existing merchant partners. The scope of LTO regulation, including permissible rental rates, fees and terms, varies from state to state. Some states require specific disclosures, mandate or prohibit certain terms and limit the total cost of ownership and fees that may be charged. Most state LTO laws require LTO companies to disclose to their customers the total number of payments, total amount and timing of all payments to acquire ownership of an item, and any other charges that may be imposed. The more restrictive state LTO laws limit the retail price for an item, limit the total cost of ownership that a customer may be required to pay to obtain ownership of an item, and/or regulate the "cost-of-rental" amount that LTO companies may charge on LTO transactions, generally defining "cost-of-rental" as lease fees paid in excess of the "retail" price of the goods. Where licensing or registration is required, the Company is subject to extensive state rules, licensing and examination. Failure to comply with these requirements may result in, among other things, refunds of excess charges, monetary penalties, revocation of required licenses, voiding of leases and other administrative enforcement actions.

On January 1, 2020, the California Consumer Privacy Act ("CCPA") went into effect in California. The CCPA was enacted to enhance privacy rights and consumer protections for California residents. The California Attorney General has issued regulations to implement the CCPA, and several amendments to the CCPA have been adopted since its initial enactment. The Company and its Bank partner may incur material expenses and encounter material difficulties in complying with the CCPA and related regulations. Future regulations, further amendments to the CCPA, or authoritative interpretations thereof could increase the cost and complexity of compliance, or could require the Company and the partner Bank to modify their operations and increase their respective operating expenses. A number of other states have adopted, or are proposing to enact, similar comprehensive data privacy laws.

Some states also specifically regulate, via statutes and regulations, the RISA transactions that AFF purchases from merchants. The scope of such RISA regulation varies from state to state. Most state RISA laws require certain consumer-facing disclosures, and some state RISA laws require AFF, as a purchaser of RISA transactions, to obtain a license or file a registration or notification with the applicable state regulator. Where licensing or registration is required, AFF is subject to extensive state rules, licensing and examination. Failure to comply with these requirements may result in, among other things, refunds of excess charges, monetary penalties, revocation of required licenses, and voiding of RISA transactions.

With respect to AFF's sub-servicing of the Bank's loans in which AFF holds an interest in the receivables, certain state statutes and regulations require that AFF maintain certain licenses and provide periodic reporting of activities related to that servicing activity. As a result of such licensure, AFF may also be subject to periodic supervisory examination by the applicable state regulator to review AFF's business activities during the sub-servicing process for compliance with applicable state laws. Failure to maintain required licenses or act in compliance with applicable law may result in adverse findings, including, among others, potential enforcement, refunds of excess charges, monetary penalties and/or revocation of licenses.

In addition, from time to time, state regulatory agencies and state attorneys general have directed investigations or regulatory initiatives toward the Company's industry or toward certain companies within the industry.

Mexico Regulations

The Company's pawn business in Mexico is subject to various federal, state and local regulatory regimes affecting the pawn industry, as well as general business regulations in the areas of tax compliance, customs, consumer protection, anti-money laundering, public safety and employment matters, among others, by various federal, state and local governmental agencies.

Procuraduria Federal del Consumidor ("PROFECO") — The Company's pawn business in Mexico is regulated by PROFECO, Mexico's primary federal consumer protection agency, which requires the Company to annually register its pawn stores, approve pawn contracts and disclose the interest rates and fees charged on pawn transactions.

PROFECO regulates the form and non-financial terms of pawn contracts and defines certain operating standards and procedures for pawnshops and consumer disclosures, establishes reporting requirements and requires all pawn businesses and their owners to register annually with and be approved by PROFECO in order to legally operate. Furthermore, as part of the new pawnshop application requirements, employees of new stores must obtain a pawnbroker certification. All operators must also comply with additional customer notice and disclosure provisions, bonding and insurance requirements to insure against loss or insolvency, reporting of certain types of suspicious transactions, and reporting to state law enforcement officials of certain transactions (or series of transactions) on a monthly basis to states' attorneys general offices. There are significant fines and sanctions, including license revocation and operating suspensions, for failure to register and/or comply with PROFECO's rules and regulations.

Anti-Money Laundering — Mexico's anti-money laundering regulations, The Federal Law for the Prevention and Identification of Transactions with Funds From Illegal Sources, requires monthly reporting of certain transactions (or series of transactions) exceeding certain monetary limits, imposes strict maintenance of customer identification records and controls, and requires reporting of all foreign (non-Mexican) customer transactions.

Privacy Laws — Mexico's Federal Personal Information Protection Act requires companies to protect, among other things, their customers' personal information.

State and Local Regulations — Certain state and local governmental entities in Mexico also regulate pawn and retail businesses through state laws and local zoning and permitting ordinances. For example, in certain states where the Company has significant or concentrated operations, states have enacted legislation or implemented regulations which require special state operating permits for pawn stores, certification of pawn employees trained in valuation of merchandise, strict customer identification controls, collateral ownership certifications and/or detailed and specified transactional reporting of customers and operations. Certain other states have proposed, but have not yet enacted, similar legislation. Furthermore, certain municipalities in Mexico have attempted to further regulate or limit the operation of new and existing pawn stores through additional local business licensing, such as operating licenses, signage permits and safety permits, in addition to reporting requirements and the enactment of transaction taxes on certain pawn transactions. State and local agencies, including local and state police officials, often have unlimited and discretionary authority to suspend store operations pending an investigation of suspicious pawn transactions or resolution of actual or alleged regulatory, licensing and permitting issues.

Other Latin American Federal and Local Regulations

Similar to Mexico, certain federal, department and local governmental entities in Guatemala, El Salvador and Colombia also regulate the pawn industry and retail and commercial businesses. Certain federal laws and local zoning and permitting ordinances require basic commercial business licenses and signage permits. Operating in these countries also subjects the Company to other types of regulations, including, but not limited to, regulations related to commercialization of merchandise, financial reporting, privacy and data protection, tax compliance, customs, labor and employment practices, real estate transactions, anti-money laundering, commercial and electronic banking restrictions, credit card transactions, marketing, advertising and other general business activities. Like Mexico, department agencies, including local and state police officials, in Guatemala, El Salvador and Colombia have unlimited and discretionary authority in their application of their rules and requirements.

FirstCash Website

The Company's primary corporate website is **www.firstcash.com**. The Company makes available, free of charge, on its corporate website, its Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after they are electronically filed with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at **www.sec.gov**.

Item 1A. Risk Factors

Important risk factors that could materially affect the Company's business, financial condition or results of operations in future periods are described below. These factors are not intended to be an all-encompassing list of risks and uncertainties and are not the only risks and uncertainties facing the Company. Additional risks not currently known to the Company or that it currently deems to be immaterial also may materially and adversely affect its business, financial condition or results of operations in future periods.

Risk Factor Summary

Risks Related to the Company's Strategy, Business and Operations

- The Company faces significant competition from other pawnshops, branch-based consumer lenders, banks, credit unions, online lenders, POS consumer finance companies, LTO companies, general, specialty and online retailers, governmental entities and other organizations offering similar financial services and retail products to those offered by the Company.
- A decrease in demand for the Company's products and services and the failure of the Company to adapt to such changes could adversely affect the Company's results of operations.
- The Company's future success is largely dependent upon the ability of its management team to successfully execute its business strategy and drive organic growth.
- The inability to successfully identify attractive acquisition targets, realize administrative and operational synergies and integrate completed acquisitions could adversely affect results.
- The Company depends on its senior management and hiring, training and retaining an adequate number of qualified employees to run its businesses.
- Security breaches, cyber attacks or fraudulent activity could result in damage to the Company's operations or lead to reputational damage and could expose the Company to significant liabilities.
- The Company's businesses are typically subject to seasonality, which causes the Company's revenues and operating cash flows to fluctuate.
- The Company's financial position and results of operations may fluctuate significantly due to fluctuations in currency exchange rates in most Latin American markets.
- Changes impacting international trade, such as proposed or enacted tariffs, including pursuant to policies of the incoming U.S. administration, and corporate taxation and other related regulatory provisions may have an adverse effect on the Company's financial condition and results of operations.

Risks Related to the Company's Regulatory, Legislative and Legal Environment

- The Company's products and services are subject to extensive regulation and supervision under various federal, state and local laws, ordinances and regulations in both the U.S. and Latin America, and all consumer finance companies that serve credit-constrained consumers, including the Company, face increasing regulatory scrutiny under the current regulatory environment.
- The adoption of new laws or regulations or adverse changes in, or the interpretation or enforcement of, existing laws or regulations affecting the Company's products and services could adversely affect its financial condition and operating results.
- The Company is the subject of a lawsuit initiated by the CFPB alleging (1) violations of the MLA and (2) violations of a consent order the Company's predecessor entered into with the CFPB.
- If the bank partner loan origination model used by AFF is successfully challenged or deemed impermissible, AFF could be found to be in violation of licensing, interest rate limit, lending or brokering laws and could face penalties, fines, a determination that certain of the loans are void or voidable, litigation or regulatory enforcement.
- Media reports, statements made by regulators and elected officials and the general public perception that pawnshops, LTO and retail finance products for credit-constrained consumers are predatory or abusive could have a material adverse effect on the Company's businesses.
- Current and future litigation or regulatory proceedings, both in the U.S. and Latin America, could have a material adverse effect on the Company's business, prospects, results of operations and financial condition.
- The sale and pawning of firearms, ammunition and certain related accessories is subject to current and potential regulation and exposes the Company to reputational and litigation risk if such firearms, ammunition and related accessories lead to deaths, injuries or are utilized in the commission of a crime.

Risks Related to Financial and Tax Matters

- The Company's existing and future levels of indebtedness could adversely affect its financial health, its ability to obtain financing in the future, its ability to react to changes in its business and its ability to fulfill its obligations under such indebtedness.
- Adverse changes in interest rates could negatively impact the Company's operating results.
- Declines in commodity market prices of gold, other precious metals and diamonds could negatively affect the Company's profits.
- The Company's financial position and results of operations may change significantly due to fluctuations in currency exchange rates in Latin American markets.
- Unexpected changes in both domestic and foreign tax laws and policies could negatively impact the Company's operating results.

Risks Related to Economic and Market Environment

- A sustained deterioration of economic conditions or an economic crisis, and government actions taken to limit the impact of such an economic crisis, could reduce demand or profitability for the Company's products and services which would result in reduced earnings.
- A severe public health or safety emergency and government stimulus programs related thereto could materially and adversely impact the Company's business and results of operations.
- Climate change, including increased frequency of extreme weather events, and related regulations could adversely affect the Company's business and results of operations.

Risks Related to the AFF Business

- The AFF business is dependent on merchant partners for its transaction volume, and its growth is primarily driven by the success of its existing merchant partners, its ability to retain and grow its relationships with existing merchant partners, and its ability to attract new merchant relationships. The loss of business, transaction volumes or platform support from one or more of these top merchant partners could have a material adverse effect on the AFF business.
- The AFF business relies extensively on its proprietary decisioning platform and, if such platform is not effective, it could have a material impact on the AFF business and its financial condition and results of operations.
- If the AFF business is unable to collect on its leases, RISAs and bank loans, the performance of its lease and finance receivables portfolio would be adversely affected.

Strategic and Business Risks

Increased competition from other pawnshops, POS consumer finance companies, other short-term consumer lenders, other LTO companies, governmental entities and other organizations offering similar financial services and retail products offered by the Company could adversely affect the Company's results of operations.

The Company's principal competitors are other pawnshops, branch-based consumer lenders, banks, credit unions, credit card issuers, online lenders, POS consumer finance companies, LTO companies, general, specialty and online retailers, governmental entities and other organizations offering similar financial services and retail products to those offered by the Company. In addition, banks, credit card issuers, consumer finance companies and retailers continue to develop and enhance lending and retail POS payment products and services designed to compete for the credit-constrained customer, many of which have greater financial resources and brand recognition than the Company. Significant increases in the number and size of competitors for the Company's business could result in a decrease in the number of the Company's pawn transactions or in AFF's transaction volumes, resulting in lower levels of revenue and earnings.

Furthermore, the Company's retail pawn operations have many competitors, such as retailers of new and pre-owned merchandise, other pawnshops, thrift shops, online retailers of new and pre-owned merchandise, online marketplace and auction sites and social media platforms. Many consumers view these competitors as a safer, more price-competitive or convenient option for acquiring similar products as those sold by the Company. AFF also competes with many of these retailers for consumers desiring to purchase lower cost merchandise for cash or on credit. Furthermore, many of AFF's merchants operate at brick-and-mortar retail locations that are subject to increased competition from online or lower-cost competitors.

In Mexico, the Company's pawn stores also compete directly with government-sponsored or affiliated non-profit foundations operating pawn stores. The Mexican government could take regulatory or administrative actions that would harm the Company's ability to compete profitably in the Mexico market.

Increased competition or aggressive marketing and pricing practices by these competitors could result in decreased revenue, margins and inventory turnover rates in the Company's retail operations.

A decrease in demand for the Company's products and services and the failure of the Company to adapt to such decreases could adversely affect the Company's results of operations.

Although the Company actively manages its product and service offerings to ensure that such offerings meet the needs and preferences of its customer base (and merchant partners, in the case of the AFF business), the demand for a particular product or service may decrease due to a variety of factors, including many that the Company may not be able to control, anticipate or respond to in a timely manner, such as the availability and pricing of competing products or technology, adoption of digital wallets and currencies, changes in customers' financial conditions as a result of changes in unemployment levels, declines in consumer spending habits related to general economic conditions, inflation, weather events, public health and safety issues, fuel prices, interest rates, government-sponsored economic stimulus programs, social welfare or benefit programs, minimum wage increase, real or perceived loss of consumer confidence or regulatory restrictions that increase or reduce customer access to particular products. The AFF business also competes in an industry that is subject to significant technological change and disruption, and AFF's ability to meet the needs of both merchants and consumers is dependent on its ability to adequately adapt and respond to these changes.

The Company's retail sales depend in large part on sufficient inventory levels, driven primarily by forfeited collateral on pawn loans. If demand for pawn loans decreases, inventory levels typically decline, which can negatively impact retail sales.

Should the Company fail to adapt to a significant change in its customers' demand for, or regular access to, its products, the Company's revenue could decrease significantly. Even if the Company makes adaptations, its customers or merchants may resist or may reject products or services whose adaptations make them less attractive or less available. In any event, the effect of any product or service change on the results of the Company's business may not be fully ascertainable until the change has been in effect for some time.

The Company's organic growth is subject to external factors and other circumstances over which it has limited control or that are beyond its control. These factors and circumstances could adversely affect the Company's ability to grow.

The success of the Company's organic expansion strategy is subject to numerous external factors, including regulatory restrictions, general economic conditions and acceptance of the Company's products. With respect to the Company's pawn business, organic growth is largely driven by the ability to increase the productivity of its existing stores and successfully open new stores, which new store openings are impacted by the availability of sites with favorable customer demographics, limited competition from other pawn stores, community acceptance, suitable lease terms, its ability to attract, train and retain qualified associates and management personnel, the ability to obtain required government permits and licenses and the ability to complete construction and obtain utilities in a timely manner. With respect to the AFF business, organic growth is largely driven by the ability of AFF to expand its network of merchant partners, increase utilization of its products at its merchant partners and improve its technology to support increased growth, meet the needs of its merchants and consumers and make effective approval decisions with respect to its products. Some of these factors are beyond the Company's control. The failure to execute the Company's organic expansion strategy would adversely affect the Company's ability to expand its business and could materially adversely affect its business, prospects, results of operations and financial condition.

The inability to successfully identify attractive acquisition targets, realize administrative and operational synergies and integrate completed acquisitions could adversely affect results.

The Company has historically grown in large part through strategic acquisitions, and the Company's strategy is to continue to pursue attractive acquisition opportunities if and when they become available. The success of an acquisition is subject to numerous internal and external factors, such as competition rules, the ability to consolidate information technology and accounting functions, the management of additional sales, administrative, operations and management personnel, overall management of a larger organization, competitive market forces, and general economic and regulatory factors. It is possible that the integration process could result in unrealized administrative and operational synergies, the loss of key employees, the disruption of ongoing businesses, tax costs or inefficiencies, or inconsistencies in standards, controls, information technology systems, procedures and policies, any of which could adversely affect the Company's ability to maintain relationships with customers, employees, or other third parties or the Company's ability to achieve the anticipated benefits of such acquisitions and could harm its financial performance. Furthermore, future acquisitions may be in jurisdictions in which the Company does not currently operate or in lines of business that are new to the Company, which could make the successful consummation and integration of any such acquisitions more difficult. Acquisition targets may also become increasingly scarce in future periods or harder to acquire at attractive valuations. Failure to successfully integrate an acquisition could have an adverse effect on the Company's business, results of operations and financial condition, and failure to successfully identify attractive acquisition targets and complete such acquisitions on favorable terms could have an adverse effect on the Company's growth. Additionally, any acquisition carries the risk that the Company may not realize a return on the acquisition or the Company's investment.

The Company's future success is largely dependent upon the ability of its management team to successfully execute its business strategy.

The Company's future success, including its ability to achieve its growth and profitability goals, is dependent on the ability of its management team to execute its long-term business strategy, which requires them to, among other things: (1) pursue organic growth by opening new pawn stores and expanding AFF's network of merchant partners, (2) identify attractive acquisition opportunities, close on such acquisitions on favorable terms and successfully integrate acquired businesses, (3) encourage and improve customer traffic at its pawn stores and the utilization of AFF's products with its existing merchant partners, (4) improve the customer experience at its pawn stores and for AFF's merchant partners and customers, (5) enhance productivity of its pawn stores, including through investments in technology, (6) control expenses in line with current projections, (7) keep pace with technological change and improve the Company's proprietary pawn POS and loan management system and AFF's proprietary lease and loan management system and decisioning platform, and (8) effectively maintain its compliance programs and respond to regulatory developments and changes that impact its business. Failure of management to execute its business strategy could negatively impact the Company's business, growth prospects, financial condition or results of operations. Further, if the Company's growth is not effectively managed, the Company's business, financial condition, results of operations and future prospects could be negatively affected, and the Company may not be able to continue to implement its business strategy and successfully conduct its operations.

Operational Risks

The Company depends on its senior management and may not be able to retain those employees or recruit additional qualified personnel.

The Company depends on its senior management to execute its business strategy and oversee its operations. The Company's senior management team has significant pawn industry experience in both Latin America and the United States as well as public company experience, which the Company believes is unique in the pawn industry. Furthermore, AFF's senior management team provides the Company with significant experience with retail POS payment solutions for credit-constrained customers. The loss of services of any member of the Company's senior management, including AFF's management, could adversely affect the Company's business until a suitable replacement can be found, if at all. There may be a limited number of persons with the requisite skills to serve in these positions, and the Company cannot ensure that it would be able to identify or employ such qualified personnel on acceptable terms. Furthermore, a significant increase in the costs to retain any members of the Company's senior management could adversely affect the Company's business and operations.

The Company depends on hiring, training and retaining an adequate number of qualified employees to run its businesses.

The Company's pawn business relies heavily on hourly retail employees along with supervisory employees, while AFF relies heavily on sales, information technology, data science and customer service employees. The Company must attract, train, and retain a large number of employees, while at the same time controlling labor costs. In particular, the Company's in-store positions have historically had high turnover rates, which can lead to increased training, retention and other costs and impair the overall customer service and efficiencies at the Company's pawn stores. There has also been an increase in labor shortages and competition for employees, especially with respect to the Company's hourly in-store employees, including from retailers and the restaurant industries. The Company also faces meaningful competition for AFF's salesforce, information technology, call center and data science teams. The lack of availability of adequate employees or the Company's inability to attract and retain qualified employees, or an increase in wages and benefits to current employees, could adversely affect its business, results of operations, cash flows and financial condition.

Furthermore, federal, state or locally legislated increases in the minimum wage, as well as increases in additional labor cost components such as employee benefit costs, workers' compensation insurance rates, compliance costs, fines and, in Mexico, additional costs associated with labor agreements, unions and profit sharing requirements, would increase the Company's labor costs, which could have a material adverse effect on its business, prospects, results of operations and financial condition.

The Company's business depends on the uninterrupted operation of the Company's facilities, systems and business functions, including its information technology and other business systems, and reliance on other companies to provide key components of its business systems.

The Company's business depends highly upon its ability to perform, in an efficient and uninterrupted fashion, necessary business functions such as operating, managing and securing its retail locations, technical support centers, security monitoring, treasury and accounting functions and other administrative support functions. Additionally, the Company's storefront operations depend on the efficiency and reliability of the Company's proprietary pawn POS and loan management system and AFF depends on its systems to process its transaction volume and effectively take applications, decision and service its customers. Furthermore, third parties provide a number of key components necessary to the Company's business functions and systems. Any problems caused by these third parties could adversely affect the Company's ability to deliver products and services to its customers and otherwise conduct its business. A shut-down of or inability to access these systems due to a power outage, a cyber-security breach or attack, a breakdown or failure of one or more of its information technology, telecommunications or other systems, or sustained or repeated disruptions of such systems could significantly impair its ability to perform such functions on a timely basis and could result in a deterioration of the Company's ability to perform its day-to-day operations, provide customer service or perform other necessary business functions.

Security breaches, cyber attacks or fraudulent activity could result in damage to the Company's operations or lead to reputational damage and expose the Company to significant liabilities.

An important component of the Company's business involves collection, storage, use, disclosure, processing, transfer and other handling of a wide variety of sensitive, regulated and/or confidential information, including personally identifiable information, for various purposes in its business with customers. While the Company's pawn business has historically acquired and maintained minimal personal information (primarily name, address, government identification numbers and date of birth). AFF obtains additional personal information, including social security numbers, dates of birth, bank account and payment card information and data from consumer reporting agencies (including credit report information) from its customers, increasing the potential risk of unauthorized access to such confidential information. The Company is under constant threat of loss due to the velocity and sophistication of security breaches and cyber attacks. These security incidents and cyber attacks may be in the form of computer hacking, acts of vandalism or theft, malware, computer viruses or other malicious codes, phishing, employee error or malfeasance, catastrophes or unforeseen events or other cyber attacks. A security breach of the Company's computer systems, or those of the Company's third-party service providers, including as a result of cyber attacks, could cause loss of Company assets, sensitive customer information and transaction data, interrupt or damage its operations or harm its reputation. In addition, the Company could be subject to liability if confidential customer or employee information is misappropriated from its computer systems. Any compromise of security, including security breaches perpetrated on persons with whom the Company has commercial relationships, that results in the unauthorized access to or use of personal information or the unauthorized access to or use of confidential employee, customer, supplier or Company information, could result in a violation of applicable privacy and other laws, significant legal and financial exposure, damage to the Company's reputation, and a loss of confidence of the Company's customers, vendors and others, which could harm its business and operations. Any compromise of security could deter people from entering into transactions that involve transmitting confidential information to the Company's systems and could harm relationships with the Company's suppliers, which could have a material adverse effect on the Company's business. Actual or anticipated cyber attacks may cause the Company to incur substantial costs, including costs to prevent future attacks and investigate actual attacks, deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants. Despite the Company's implementation of significant security measures, including the use of encryption and authentication technology to provide security and authentication to effectively secure transmission of confidential information, these systems may still be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third-parties or similar disruptive problems. The Company may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber attacks. Moreover, the Company may be unable to anticipate cyber attacks, react in a timely manner, or implement adequate preventative or remedial measures. Although the Company monitors its systems in order to detect security breaches or instances of unauthorized access to confidential information, there is no guarantee that its monitoring efforts will be effective. While the Company has not experienced any material losses relating to cyber attacks or other information security breaches to date, the Company and AFF have been the subject of attempted hacking and cyber attacks and there can be no assurance that the Company will not suffer significant losses or reputational harm in the future.

Additionally, the regulatory environment related to information security and data collection, retention, use and privacy is increasingly rigorous, with new and constantly changing requirements applicable to the Company's business, and compliance with those requirements could result in additional costs, such as increased investment in technology or investigative expenses, the costs of compliance with privacy laws, and fines, penalties and costs incurred to prevent or remediate information security or cyber breaches. Furthermore, federal and state regulators and many federal and state laws and regulations require notice of any data security breaches that involve personal information. These mandatory disclosures are costly to implement and often lead to widespread negative publicity, which may cause consumers to lose confidence in the effectiveness of the Company's data security measures. Any security breach suffered by the Company or its vendors, any unauthorized, accidental, or unlawful access or loss of data, or the perception that any such event has occurred, could result in a disruption to the Company's operations, litigation, an obligation to notify regulators and affected individuals, the triggering of indemnification and other contractual obligations, regulatory investigations, government fines and penalties, reputational damage, and loss of customers and ecosystem partners, and its business could be materially and adversely affected. For additional information on cybersecurity, see "Item 1C. Cybersecurity."

Lastly, the Company's cyber and other insurance policies carry retention and coverage limits, which may not be adequate to reimburse for losses caused by security breaches, and the Company may not be able to collect fully, if at all, under these insurance policies.

Because the Company maintains a significant supply of cash, loan collateral and inventories in its pawn stores and certain processing centers, the Company may be subject to employee and third-party robberies, riots, looting, burglaries and thefts. The Company may also be subject to liability as a result of crimes at its pawn stores.

The Company's business requires it to maintain a significant supply of cash, loan collateral and inventories, including gold and other precious metals, in most of its pawn stores and certain storage and processing locations. As a result, the Company is subject to the risk of employee and third-party robberies, riots, looting, burglaries and thefts. Although the Company has implemented various programs in an effort to reduce these risks and utilizes various security measures at its facilities, there can be no assurance that robberies, riots, looting, burglaries and thefts will not occur. Robberies, riots, looting, burglaries and thefts could lead to losses and shortages and could adversely affect the Company's business, prospects, results of operations and financial condition. The Company maintains a program of insurance coverage for various types of property, casualty and other risks. However, the insurance program generally has large deductibles and co-insurance requirements and may not be adequate to cover all such losses. The Company could also experience liability or adverse publicity arising from such crimes. Any such event may have a material and adverse effect on the Company's business, prospects, results of operations and financial condition.

If the Company is unable to protect its intellectual property rights, its ability to compete could be negatively impacted.

The success of the Company's business depends to a certain extent upon the value associated with its intellectual property rights, including its proprietary, internally developed POS and loan management system that is in use in its pawn stores and its proprietary application and decisioning technology that is used by the AFF business. The Company relies on a combination of trademarks, trade dress, trade secrets, proprietary software, website domain names and other rights, including confidentiality procedures and contractual provisions, to protect its proprietary technology, processes and other intellectual property. While the Company intends to vigorously protect its trademarks and proprietary systems against infringement, it may not be successful. In addition, the laws of certain foreign countries may not protect intellectual property rights to the same extent as the laws of the U.S. The costs required to protect the Company's intellectual property rights and trademarks could be substantial.

The Company's businesses are typically subject to seasonality, which causes the Company's revenues and operating cash flows to fluctuate and may adversely affect the Company's ability to borrow on its unsecured credit facilities, service its debt obligations and fund its operations.

The Company's U.S. pawn business typically experiences reduced demand in the first and second quarters as a result of its customers' receipt of federal tax refund checks, typically in February of each year, while demand typically increases during the third and fourth quarters. The Company's pawn business usually experiences seasonal growth of service fees in the third and fourth quarter of each year due to loan balance growth. Service fees generally decline in the first and second quarter of each year due to the typical repayment of pawn loans associated with statutory bonuses received by customers in the fourth quarter in Mexico and with tax refund proceeds typically received by customers in the first quarter in the U.S. The AFF business experiences significantly higher originations in the fourth quarter associated with holiday shopping, which shopping also generally positively impacts retail sales in the Company's pawn stores in the fourth quarter, and reduced demand in the first and second quarters as retail expenditures are generally lower in these quarters.

This seasonality requires the Company to manage its cash flows over the course of the year. If a governmental authority were to pursue economic stimulus actions or issue additional tax refunds, tax credits or other transfer payments at other times during the year, such actions could have a material adverse effect on the Company's business, prospects, results of operations and financial condition during these periods. If the Company's revenues were to fall substantially below what it would normally expect during certain periods, the Company's annual financial results, its ability to borrow on its unsecured credit facilities, and its ability to service its debt obligations or fund its operations, including originations for the AFF business, could be adversely affected.

The failure or inability of third parties who provide products, services or support to the Company to maintain such products, services or support could disrupt Company operations or result in a loss of revenue.

The Company's operations and cash management are dependent upon the Company's ability to maintain retail banking services, treasury management services and borrowing relationships with commercial banks. Actions by federal regulators in the U.S. and Latin American countries where the Company operates have caused many commercial banks, including certain banks used by the Company, to cease offering such services to the Company and other businesses in the pawn, LTO and consumer finance industries. The Company also relies significantly on outside vendors to provide services related to financial transaction processing (including credit and debit card processors), utilities, store security, armored transport, precious metal smelting, data and voice networks and other information technology products and services. The failure or inability of any of these third-party financial institutions or vendors to provide such services could limit the Company's ability to grow its business and could increase the Company's costs of doing business, which could adversely affect the Company's operations if the Company is unable to timely replace them with comparable service providers at a comparable cost.

Regulators and payment processors are scrutinizing certain consumer finance companies' access to the Automated Clearing House ("ACH") system to disburse and collect proceeds and repayments for consumer finance products, and any interruption or limitation on the Company's ability to access this critical system would materially adversely affect its business.

It has been reported over the past several years that actions, such as Operation Choke Point, by the U.S. Department of Justice (the "Justice Department"), the Federal Deposit Insurance Corporation (the "FDIC") and certain state regulators appear to be intended to discourage banks, card and ACH payment processors from providing access to card platforms and the ACH system for certain lenders that they believe are operating illegally, cutting off their access to the ACH system to either debit or credit customer accounts (or both).

In the past, this heightened regulatory scrutiny by the Justice Department, the FDIC and other regulators has caused some banks and ACH payment processors to cease doing business with consumer finance companies who are operating legally, without regard to whether those companies are complying with applicable laws, simply to avoid the risk of heightened scrutiny or even litigation. These actions have reduced the number of banks and payment processors who provide commercial banking services, credit facilities and ACH payment processing services which could conceivably make it increasingly difficult to find banking partners and payment processors in the future and/or lead to significantly increased costs for capital and these services. Furthermore, the Company also relies on credit card companies and payment processors for a significant portion of its retail sales as well as payments on its pawn loans, LTO, RISA and bank loan products. These companies may decide to cease doing business with the Company due to regulatory or reputational concerns. If the Company is unable to maintain access to needed services on favorable terms, the Company would have to materially alter, or possibly discontinue, some or all of its business if alternative processors are not available.

The Company's risk management efforts may not be effective.

The Company could incur substantial losses and its business operations could be disrupted if the Company is unable to effectively identify, manage, monitor and mitigate financial risks, such as credit risk, interest rate risk, prepayment risk, liquidity risk and other market-related risks, as well as regulatory and operational risks related to its business, assets and liabilities. The Company's risk management policies, procedures and techniques may not be sufficient to identify all of the risks it is exposed to, mitigate the risks the Company has identified or identify concentrations of risk or additional risks to which the Company may become subject in the future.

Regulatory, Legislative and Legal Risks

The Company's products and services are subject to extensive regulation and supervision under various federal, state and local laws, ordinances and regulations in both the U.S. and Latin America. If changes in regulations affecting the Company's pawn business or the AFF business create increased restrictions, or have the effect of prohibiting pawn loans or POS payment products in the jurisdictions where the Company currently operates, such regulations could materially impair or reduce the Company's business and limit its expansion into new markets.

The Company's products and services are subject to extensive regulation and supervision under various federal, state and local laws, ordinances and regulations in both the U.S. and Latin America. Federal and state regulatory authorities are increasingly focused on consumer finance and retail POS payment products, such as those offered by the Company, for credit-constrained consumers. The Company faces the risk that restrictions or limitations on pawn loans and retail POS payment products resulting from the enactment, change, interpretation or enforcement of laws and regulations in the U.S. or Latin America could have a negative effect on the Company's business activities. For example, certain states have capped interest rates on consumer loans at 36% and there has been legislation proposed at the Federal level and in other states to implement a comparable cap on interest rates on consumer loans. If such caps were implemented more broadly, they could have a material impact on the Company's revenues and profitability. In addition, certain consumer advocacy groups, federal, state and local legislators and governmental agencies have also asserted that rules, laws and regulations should be tightened so as to severely limit, if not eliminate, the availability of pawn transactions, POS payment products and buy/sell agreements to consumers.

The CFPB, state and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and state and local governmental authorities continue to monitor lending practices. State, local and federal governmental agencies have imposed sanctions on originators for practices including, but not limited to, charging borrowers excessive fees, steering borrowers to loans with higher costs or more onerous terms, imposing higher interest rates than the borrower's credit risk warrants, failing to adequately disclose the material terms of loans to the borrowers and otherwise engaging in discriminatory lending practices or unfair, deceptive or abusive acts or practices.

Donald Trump became president on January 20, 2025, and at this juncture, it is unclear whether a new CFPB Director appointed by the Trump Administration will be less aggressive in its regulatory and enforcement approach. In addition to the specific laws described above, it is anticipated that the Trump administration will promulgate a number of executive orders and propose legislation that could directly impact the regulation of the financial services industry. These orders and legislation could change banking statutes and our operating environment in substantial and unpredictable ways by increasing or decreasing the cost of doing business, limiting or expanding permissible activities, or affecting the competitive balance among financial institutions.

Consequently, it is difficult to assess the likelihood of the enactment of any unfavorable federal or state legislation or local ordinances, and there can be no assurance that additional legislative, administrative or regulatory initiatives will not be enacted that would severely restrict, prohibit, or eliminate the Company's ability to offer certain products and services.

In particular, with respect to the Company's pawn business, restrictions and regulations such as licensing requirements for pawn stores and their employees, customer identification requirements, suspicious activity reporting, disclosure requirements and limits on interest rates, loan service fees, or other fees have been and continue to be proposed. Adoption of such federal, state or local regulation or legislation in the U.S. and Latin America could restrict, or even eliminate, the availability of pawn transactions and buy/sell agreements at some or all of the Company's locations, which would adversely affect the Company's operations and financial condition.

In addition, certain aspects of the AFF business, such as the content of its advertising and other disclosures to customers about transactions, its collection practices, the manner in which AFF contacts its customers, the decisioning process regarding whether to enter into a transaction with a potential customer, its credit reporting practices and the manner in which it processes and stores certain customer, employee and other information are subject to federal and state laws and regulatory oversight. These applicable state and federal privacy laws will require AFF to design, implement and maintain different types of privacy- and access-related compliance controls and programs simultaneously in multiple states, thereby further increasing the complexity and cost of compliance.

Moreover, certain states limit the total amount or rate of finance charge that AFF may charge a customer for the customer to achieve ownership of the leased merchandise at the end of the lease term. Additional states may elect to implement similar limits or states with existing limits may elect to further lower the total cost that AFF may charge a customer to achieve ownership of the leased merchandise at the end of the lease term, which could have an adverse effect on the Company's results of operations and financial condition.

The complexity of the political and regulatory environment in which the Company operates and the related cost of compliance are both increasing due to the changing political landscape, additional legal and regulatory requirements, the Company's ongoing expansion into new markets and the fact that foreign laws occasionally are vague or conflict with domestic laws. In addition to potential damage to the Company's reputation and brand, failure to comply with applicable federal, state and local laws and regulations, such as those outlined elsewhere in these risk factors may result in the Company being subject to claims, lawsuits, fines and adverse publicity that could have a material adverse effect on its business, results of operations and financial condition.

The Company is the subject of a lawsuit initiated by the CFPB alleging violations of the MLA and the Company's predecessor company's 2013 CFPB consent order.

On November 12, 2021, the CFPB initiated a civil action in the United States District Court for the Northern District of Texas (the "District Court") against FirstCash, Inc. and Cash America West, Inc., and later amended the complaint to include numerous Company subsidiaries as defendants. The CFPB lawsuit alleges violations of the MLA in connection with pawn transactions. The CFPB also alleges that these same alleged violations of the MLA constitute breaches of a 2013 CFPB consent order entered into by the Company's predecessor that, among other things, allegedly required such predecessor company and its successors to cease and desist from further MLA violations. The CFPB is seeking an injunction, redress for affected borrowers and a civil monetary penalty. After an initial period of pre-trial activity, the case was stayed on November 4, 2022, pending the Supreme Court review of the Fifth Circuit's decision in *Community Financial v. CFPB*, where the Fifth Circuit held the CFPB's funding mechanism was unconstitutional and its actions were void. The Supreme Court reversed that decision through an opinion issued on May 16, 2024. The stay of the CFPB case was lifted, and active litigation ensued. On November 7, 2024, the District Court denied the Company's motion for partial summary judgement. The District Court has also ordered the parties to mediation. After an initial session, the mediation is currently postponed pending the anticipated leadership transition at the CFPB. Unless resolved by agreement, the Company intends to vigorously defend the action. While the Company intends to vigorously defend itself against the allegations in the case, it cannot predict or determine the timing or final outcome of this matter, or the effect that any adverse determinations from the lawsuit may have on the Company. An unfavorable determination in the lawsuit could result in the payment of substantial monetary damages, which could have a material effect on the Company's business, results of operations or financial condition. The Company may also be required to modify its business practices in the event of an unfavorable determination in the lawsuit, which could result in increased operational costs and could negatively impact demand for its products and customer satisfaction. Further, the legal costs associated with the lawsuit, which may not be covered by insurance, and the amount of time required to be spent by management and the Board on this matter, even if the Company is ultimately successful, could have a material effect on its business, financial condition and results of operations. Following the announcement of the CFPB's action, the Company became the subject to a purported shareholder class action and derivative action related to the CFPB's lawsuit. While both the securities class action and derivative action have been dismissed, there is no guarantee that the Company will not become subject to future securities litigation related to the CFPB lawsuit, including in the event of an adverse outcome in the CFPB lawsuit.

The FTC and the CFPB have regulatory, supervisory and enforcement powers over providers of consumer financial products and services in the U.S., and each could exercise its enforcement powers in ways that could have a material adverse effect on the Company's business and financial results.

The FTC is charged with preventing unfair or deceptive acts or practices and false or misleading advertisements, and the CFPB is charged with preventing unfair, deceptive or abusive acts or practices with respect to consumer financial goods and services. To this end, the FTC and CFPB have been exercising their supervisory and investigative powers over certain non-bank providers of consumer financial products and services. In particular, both the FTC and CFPB have the authority to issue civil investigative demands and pursue administrative proceedings or litigation for actual or perceived violations of some federal consumer laws. In these proceedings, the FTC can seek consent orders, confidential memorandums of understanding, cease and desist orders (which can include orders for redisclosure, restitution or rescission of contracts, as well as affirmative or injunctive relief) and monetary penalties. The CFPB's examination authority permits its examiners to inspect the books and records of providers of short-term, small dollar loans and to ask questions about their business practices. As a result of these examinations of non-bank providers of consumer credit, the Company could be subject to specific enforcement action, including monetary penalties, which could adversely affect the Company.

Also, where a company is alleged to have violated Title X of the Dodd-Frank Act or CFPB regulations implemented under Title X of the Dodd-Frank Act, the Dodd-Frank Act empowers state attorneys general and certain state regulators to bring civil actions to remedy alleged violations of law. If the CFPB or one or more state attorneys general or state regulators believe that the Company has violated any of the applicable laws or regulations or any consent orders or confidential memorandums of understanding against or with the Company, they could exercise their enforcement powers in ways that could have a material adverse effect on the Company's business and financial results.

In addition to the specific laws described above, it is anticipated that the Trump administration will promulgate a number of executive orders and propose legislation that could directly impact the regulation of the financial services industry. These orders and legislation could change applicable statutes and the Company's operating environment in substantial and unpredictable ways by increasing or decreasing the cost of doing business, limiting or expanding permissible activities, or affecting the competitive balance among financial services institutions.

See "Item 1. Business—Governmental Regulation" for a further discussion of the regulatory authority of the CFPB.

The FDIC has issued examination guidance affecting AFF's unaffiliated third-party lender and these or subsequent new rules and regulations could have a significant impact on AFF's Bank-originated products.

The installment loans are originated by the Bank using technology and marketing services provided by AFF. The Bank is supervised and examined by both the State of Utah, which charters the Bank, and the FDIC. If the FDIC or the Utah Department of Financial Institutions considers any aspect of the Bank-originated products to be inconsistent with its guidance, the Bank may be required to alter or discontinue the product.

On July 29, 2016, the board of directors of the FDIC released examination guidance relating to third-party lending, which, if finalized, would apply to all FDIC-supervised institutions that engage in third-party lending programs, including certain bank products. The proposed guidance elaborates on previously-issued agency guidance on managing third-party risks and specifically addresses third-party lending arrangements where an FDIC-supervised institution relies on a third party to perform one or more significant aspects of the lending process. The types of relationships that would be covered by the guidance include (but are not limited to) relationships for originating loans on behalf of, through or jointly with third parties, or using platforms developed by third parties. If adopted as proposed, the guidance would result in increased supervisory attention of institutions that engage in significant lending activities through third parties, including at least one examination every 12 months, as well as supervisory expectations for a third-party lending risk management program and third-party lending policies that contain certain minimum requirements, such as self-imposed limits as a percentage of total capital for each third-party lending relationship and for the overall loan program, relative to origination volumes, credit exposures (including pipeline risk), growth, loan types, and acceptable credit quality. While the guidance has never formally been adopted, it is the Company's understanding that the FDIC has relied upon it in its examination of third-party lending arrangements.

If AFF's originating bank partner model is successfully challenged or deemed impermissible, AFF could be found to be in violation of licensing, interest rate limit, lending or brokering laws and could face penalties, fines, litigation or regulatory enforcement.

Loans originated through the Bank's program accounted for 3% of the Company's consolidated net revenues during 2024. AFF relies on its originating bank partner model to comply with various federal, state and other laws. If the legal structure underlying AFF's relationship with the Bank was successfully challenged, it may be found to be in violation of state licensing requirements and state laws regulating interest rates and fees and disclosures. In the event of such a challenge or if AFF's arrangements with the Bank were to end for any reason, AFF would need to find and rely on an alternative bank relationship, rely on existing state licenses, obtain new state licenses, pursue a bank charter, offer consumer loans and/or be subject to the interest rate limitations of certain states.

AFF could be subject to litigation, whether private or governmental, or administrative action regarding the above claims. The potential consequences of an adverse determination could include the inability to collect loans at the contracted interest rates, licensing violations, loans deemed unenforceable or void, the reduction of interest or principal, or other penalties or damages. Third-party purchasers of loans facilitated through AFF's platform also may be subject to scrutiny or similar litigation, whether based upon the inability to rely upon the "valid when made" doctrine or because a party other than the Bank is deemed the true lender.

The adoption of new laws or regulations or adverse changes in, or the interpretation or enforcement of, existing laws or regulations affecting the Company's products and services could adversely affect its financial condition and operating results.

Governments, including agencies at the national, state and local levels, may seek to enforce or impose new laws, regulatory restrictions, licensing requirements or taxes that affect the Company's products or services it offers, the terms on which it may offer such products and services, and the disclosure, compliance and reporting obligations it must fulfill in connection with its business. They may also interpret or enforce existing requirements in new ways that could restrict the Company's ability to continue its current methods of operation or to expand operations, could impose significant additional compliance costs, and could have a material adverse effect on the Company's financial condition and results of operations. In some cases, these measures could even directly prohibit some or all of the Company's current business activities in certain jurisdictions or render them unprofitable and/or impractical to continue.

Media reports, statements made by regulators and elected officials and the general public perception that pawnshops, LTO and retail finance products for credit-constrained consumers are predatory or abusive could materially adversely affect the Company's businesses. In recent years, consumer advocacy groups and some media reports, in both the U.S. and Latin America, have advocated governmental action to prohibit or place severe restrictions on the Company's products and services.

Reports and statements made by consumer advocacy groups, members of the media, regulators and elected officials often focus on the annual or monthly cost to a consumer of pawn, LTO and certain retail finance transactions, which are higher than the interest typically charged by banks to consumers with better credit histories. These reports and statements typically characterize these products as predatory or abusive and often focus on alleged instances of pawn operators purchasing or accepting stolen property as pawn collateral. If the negative characterization of the Company's businesses becomes increasingly accepted by consumers, demand for its products could significantly decrease, which could materially affect the Company's results of operations and financial condition. Additionally, if the negative characterization of these types of transactions becomes increasingly accepted by legislators and regulators, the Company could become subject to more restrictive laws and regulations that could have a material adverse effect on the Company's financial condition and results of operations. Furthermore, any negative public perception of pawnshops generally would also likely have a material negative impact on the Company's retail operations, including reducing the number of consumers willing to shop at the Company's stores.

Judicial or administrative decisions, CFPB rulemaking, amendments to the Federal Arbitration Act (the "FAA") or new legislation could render the arbitration agreements the Company uses illegal or unenforceable.

The Company includes dispute arbitration provisions in its employment agreements and in its pawn, LTO and retail finance agreements to the extent permitted to do so under applicable law. These provisions are designed to allow the Company to resolve any employee or customer disputes through individual arbitration rather than in court. The Company's arbitration provisions explicitly provide that all arbitrations will be conducted on an individual basis and not on a class or collective basis. Thus, the Company's arbitration agreements, if enforced, have the effect of mitigating, but not eliminating, class and collective action liability.

However, a number of state and federal circuit courts and the National Labor Relations Board have concluded that arbitration agreements with consumer class action waivers are "unconscionable" and hence unenforceable, particularly where a small dollar amount is in controversy on an individual basis.

Therefore, it is possible that the Company's consumer arbitration agreements will be rendered unenforceable. Additionally, Congress has considered legislation that would generally limit or prohibit mandatory dispute arbitration in certain consumer contracts, and it has adopted such prohibitions with respect to certain mortgage loans and certain consumer loans to active-duty members of the military and their dependents.

Any judicial or administrative decision, federal legislation or agency rule that would impair the Company's ability to enter into and enforce consumer arbitration agreements with class action waivers could significantly increase the Company's exposure to class action litigation as well as litigation in plaintiff-friendly jurisdictions. Such litigation could have a material adverse effect on the Company's business, results of operations and financial condition.

Current and future litigation or regulatory proceedings, both in the U.S. and Latin America, could have a material adverse effect on the Company's business, prospects, results of operations and financial condition.

The Company or its subsidiaries has been, is, or may become involved in lawsuits, arbitration claims (including mass arbitrations); regulatory or administrative proceedings; examinations; investigations; consent orders; memorandums of understanding; audits; other actions arising in the ordinary course of business, including those related to consumer financial protection, federal or state wage and hour laws, product liability, unclaimed property, employment, personal injury; and other matters that could cause it to incur substantial expenditures and generate adverse publicity. In particular, the Company may be involved in lawsuits, arbitration claims or regulatory actions related to consumer finance and protection, employment, marketing, unclaimed property, competition matters, and other matters, including class action lawsuits brought against it for alleged violations of the Fair Labor Standards Act, state wage and hour laws, state or federal advertising laws, consumer protection, lending and other laws. The consequences of defending proceedings or an adverse ruling in any current or future litigation, arbitration claims (including mass arbitrations), judicial or administrative proceeding, including consent orders or memorandums of understanding, could cause the Company to incur substantial legal fees, have to refund fees and/or interest collected, refund the principal amount of advances, pay treble or other multiples of damages, pay monetary penalties, fines, and/ or modify or terminate the Company's operations in particular states or countries. Defense or filing of any lawsuit, arbitration claims or administrative proceeding, even if successful, could require substantial time, resources, and attention of the Company's management and could require the expenditure of significant amounts for legal fees and other related costs. Settlement of lawsuits or administrative proceedings may also result in significant payments and modifications to the Company's operations. Due to the inherent uncertainties of litigation, administrative proceedings and other claims, the Company cannot accurately predict the ultimate outcome of any such matters.

Adverse court and administrative interpretations or enforcement of the various laws and regulations under which the Company operates could require the Company to alter the products that it offers or cease doing business in the jurisdiction where the court, state or federal agency interpretation and enforcement is applicable. The Company is also subject to regulatory proceedings, and the Company could suffer losses from interpretations and enforcement of state or federal laws in those regulatory proceedings, even if it is not a party to those proceedings. Any of these events could have a material adverse effect on the Company's business, prospects, results of operations and financial condition and could impair the Company's ability to continue current operations.

The sale and pawning of firearms, ammunition and certain related accessories is subject to current and potential regulation, which could have a material adverse effect on the Company's reputation, business, prospects, results of operations and financial condition.

Because the Company accepts firearms as pawn collateral and buys and sells firearms, ammunition and certain related accessories in many of its U.S. pawn locations, the Company is required to comply with federal, state and local laws and regulations pertaining to the pawning, purchase, storage, transfer and sale of such products, and the Company is subject to reputational harm if a customer purchases or redeems a pawned firearm that is later involved in a shooting or other crime.

Over the past several years, the purchase, sale and ownership of firearms, ammunition and certain related accessories has been the subject of increased media scrutiny and federal, state and local regulation. If enacted, new laws and regulations could limit the types of licenses, firearms, ammunition and certain related accessories that the Company is permitted to purchase and sell and could impose new restrictions and requirements on the manner in which the Company pawns, offers, purchases and sells these products, which could have a material adverse effect on the Company's business, prospects, results of operations and financial condition.

Furthermore, the Company may incur losses and reputational damage due to lawsuits relating to its performance of background checks on firearms purchases as mandated by state and federal law, the selling of firearms or the improper use of firearms sold by the Company, including lawsuits by individuals, municipalities, state or federal agencies or other organizations attempting to recover damages or costs from firearms retailers relating to the sale or misuse of firearms. Furthermore, if any firearms sold by the Company are used in the commitment of any crimes or shootings, it could result in significant adverse media attention against the Company, have a material adverse impact on the reputation of the Company and result in material litigation against the Company. Commencement of such lawsuits or any adverse media attention against the Company could have a material adverse effect on its business, reputation, prospects, results of operations and financial condition.

The Company is subject to the FCPA, anti-money laundering laws and other anti-corruption laws, and the Company's failure to comply with these laws could result in penalties that could have a material adverse effect on its business, results of operations and financial condition.

The Company is subject to the FCPA, which generally prohibits companies and their agents or intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits. The Company is also subject to anti-money laundering laws in both the United States and Latin America and anti-terrorism financing laws and regulations, including the Bank Secrecy Act and the Patriot Act. Furthermore, AFF is required under its agreements with its originating bank partner to maintain an enterprise-wide program designed to enable it to comply with all applicable anti-money laundering and anti-terrorism financing laws and regulations, including the Bank Secrecy Act and the Patriot Act. Although the Company has policies and procedures designed to ensure that it, its employees, agents, and intermediaries comply with the FCPA, anti-money laundering laws and other similar laws and regulations, there can be no assurance that such policies or procedures will work effectively all of the time or protect the Company against liability for actions taken by its employees, agents, and intermediaries with respect to its business or any businesses that it may acquire. In the event the Company believes, or has reason to believe, its employees, agents, or intermediaries have or may have violated applicable anti-corruption laws in the jurisdiction in which it operates, including the FCPA, the Company may be required to investigate or have a third party investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. The Company's continued operation and expansion outside the U.S., especially in Latin America, could increase the risk, perceived or otherwise, of such violations in the future.

If the Company is found to have violated the FCPA, anti-money laundering laws or other similar laws, the Company may be subject to criminal and civil penalties and other remedial measures, which could have an adverse effect on its business, results of operations, financial condition, and relationship with regulators and the Bank. Investigation of any potential or perceived violations of the FCPA, anti-money laundering laws or other similar laws by U.S. or foreign authorities could harm the Company's reputation and could have a material adverse effect on its business, results of operations and financial condition.

Failure to maintain certain criteria required by state and local regulatory bodies could result in fines or the loss of the Company's licenses to conduct business.

Most states and many local jurisdictions, both in the U.S. and in Latin America, in which the Company operates require registration and licenses of stores and employees to conduct the Company's business. These states or their respective regulatory bodies have established criteria the Company must meet in order to obtain, maintain, and renew those licenses. In addition, the AFF business is also subject to certain states' laws which regulate and require licensing, registration, notice filing or other approval by parties that engage in certain activity regarding consumer finance transactions, including facilitating and assisting such transactions in certain circumstances. Furthermore, certain states and localities have also adopted laws requiring licensing, registration, notice filing, or other approval for consumer debt collection or servicing, and/or purchasing or selling consumer loans. From time to time, the Company is subject to audits in various states to ensure it is meeting the applicable requirements to maintain the applicable licenses and registrations.

Failure to meet the Company's legal compliance requirements could result in substantial fines and penalties, store closures, the temporary or permanent suspension of operations, the revocation of existing licenses and/or the denial of new and renewal licensing requests. The Company cannot guarantee future license applications or renewals will be granted. If the Company were to lose any of its licenses to conduct its business, it could result in the temporary or permanent closure of stores and/or cessation of consumer lending activities, any of which could adversely affect the Company's business, results of operations and cash flows.

Foreign Operations Risks

The Company's financial position and results of operations may change significantly due to fluctuations in currency exchange rates in Latin American markets.

The Company derives significant revenue, earnings and cash flow from operations in Latin America, where business operations are transacted primarily in Mexican pesos, and in Guatemalan quetzales and Colombian pesos to a lesser extent. The Company's exposure to currency exchange rate fluctuations results primarily from the translation exposure associated with the preparation of the Company's consolidated financial statements, as well as from transaction exposure associated with transactions and assets and liabilities denominated in currencies other than the respective subsidiaries' functional currencies. While the Company's consolidated financial statements are reported in U.S. dollars, the financial statements of the Company's Latin American subsidiaries are prepared using their respective functional currency and translated into U.S. dollars by applying appropriate exchange rates. As a result, fluctuations in the exchange rate of the U.S. dollar relative to the Latin American currencies could cause significant fluctuations in the value of the Company's assets, liabilities, stockholders' equity and operating results. In addition, while expenses with respect to foreign operations are generally denominated in the same currency as corresponding sales, the Company has transaction exposure to the extent expenditures are incurred in currencies other than the respective subsidiaries' functional currencies. The costs of doing business in foreign jurisdictions also may increase as a result of adverse currency rate fluctuations. In addition, changes in currency rates could negatively affect customer demand, especially in Latin America and in U.S. stores located near the Mexican border. For a detailed discussion of the impact of fluctuations in currency exchange rates, see "Item 7A. Quantitative and Qualitative Disclosures About Market Risk."

Risks and uncertainties related to the Company's foreign operations could negatively impact the Company's operating results.

As of December 31, 2024, the Company had 1,826 pawn store locations in Latin America, including 1,725 in Mexico, 72 in Guatemala, 17 in El Salvador and 12 in Colombia, and the Company plans to open or acquire additional pawn stores in Latin America in the future. In addition, AFF owns customer service call centers operating in Jamaica and Mexico and utilizes third-party call center services located in the Dominican Republic and Mexico. Doing business in each of these countries involves increased risks related to geo-political events, political instability, corruption, economic volatility, property crime, drug cartel and gang-related violence, social and ethnic unrest including riots and looting, enforcement of property rights, governmental regulations, tax policies, banking policies or restrictions, foreign investment policies, public safety, health and security, anti-money laundering regulations, interest rate regulation and import/export regulations, among others. As in many developing markets, there are also uncertainties as to how both local law and U.S. federal law is applied, including laws related to commercial transactions and foreign investment. As a result, actions or events could occur in these foreign countries that are beyond the Company's control, which could restrict or eliminate the Company's ability to operate some or all of its locations in these countries or significantly reduce customer traffic, product demand and the expected profitability of such operations.

Changes impacting international trade and corporate tax and other related regulatory provisions may have an adverse effect on the Company's financial condition and results of operations.

Many of the foreign countries in which the Company operates impose costs on non-domestic companies through the use of local regulations, tariffs, labor controls and other federal or state requirements or legislation. In addition, the 2024 presidential and congressional election results may have a significant impact on U.S. domestic and global trade policies. As the Company derives significant revenue, earnings and cash flow from operations in Latin America, primarily in Mexico, there are some inherent risks regarding the overall stability of the trading relationship between Mexico and the U.S. and the burdens imposed thereon by any changes to (or the adoption of new) regulations, tariffs or other federal or state legislation. Specifically, the Company has significant exposure to fluctuations and devaluations of the Mexican peso and the health of the Mexican economy, which, in each case, may be negatively impacted by changes in U.S. trade treaties, including the United States-Mexico-Canada Agreement and corporate tax policy. In some cases, there have been negative reactions to the enacted and/or proposed policies as expressed in the media and by politicians in Mexico, which could potentially negatively impact U.S. companies operating in Mexico. In particular, there is continued uncertainty around Mexico's current federal administration and how the policies as applied by its administration, including conducting aggressive corporate tax and other regulatory audits, adverse government discretion, and support of increased employee minimum wages, profit sharing and benefit programs, may impact U.S. companies doing business in Mexico generally and pawn and consumer finance companies in particular. Any such changes in regulations, trade treaties, corporate tax policy, import taxes or adverse court or administrative interpretations of the foregoing could adversely and significantly affect the Mexican economy and ultimately the Mexican peso, which could adversely and significantly affect the Company's financial position and results of the Company's Latin America pawn operations.

Accounting, Tax and Financial Risks

The Company's existing and future levels of indebtedness could adversely affect its financial health, its ability to obtain financing in the future, its ability to react to changes in its business and its ability to fulfill its obligations under such indebtedness.

As of December 31, 2024, including the Company's senior unsecured notes and the Company's unsecured credit facilities, the Company had outstanding principal indebtedness of $1,748.0 million and availability of $528.9 million under its unsecured credit facilities, subject to certain financial covenants. The Company's level of indebtedness could:

- make it more difficult for the Company to satisfy its obligations with respect to its senior unsecured notes and its other indebtedness, resulting in possible defaults on and acceleration of such indebtedness;
- require the Company to dedicate a substantial portion of its cash flow from operations to the payment of principal and interest on its indebtedness, thereby reducing the availability of such cash flows to fund originations in the AFF business, working capital, acquisitions, new store openings, capital expenditures and other general corporate purposes;
- limit the Company's ability to obtain additional financing for working capital, financing originations from the AFF business, acquisitions, new store openings, capital expenditures, debt service requirements and other general corporate purposes;
- limit the Company's ability to refinance indebtedness or cause the associated costs of such refinancing to increase;
- restrict the ability of the Company's subsidiaries to pay dividends or otherwise transfer assets to the Company, which could limit its ability to, among other things, make required payments on its debt;
- increase the Company's vulnerability to general adverse economic and industry conditions, including interest rate fluctuations (because a portion of its borrowings are at variable rates of interest); and
- place the Company at a competitive disadvantage compared to other companies with proportionately less debt or comparable debt at more favorable interest rates who, as a result, may be better positioned to withstand economic downturns.

Any of the foregoing impacts of the Company's level of indebtedness could have a material adverse effect on its business, financial condition and results of operations.

Furthermore, the Company has, in the past, accessed the debt capital markets to refinance existing debt obligations and to obtain capital to finance growth. However, the Company's future access to the debt capital markets could become restricted due to a variety of factors, including a deterioration of the Company's performance or financial condition, regulatory challenges facing the Company or industry, overall industry prospects or changes in debt capital markets or the economy generally and a general bias of some large banks against lending to companies operating in the pawn and specialty finance industries. Inability to access the credit markets on acceptable terms, if at all, could have a material adverse effect on the Company's financial condition and ability to fund future growth.

Additionally, the Company's debt instruments include certain affirmative and negative covenants that require the Company to comply with certain financial covenants and impose restrictions on the Company's financial and business operations, including limitations on liens, indebtedness, fundamental changes, asset dispositions, dividends and other similar restricted payments, transactions with affiliates, payments and modifications of certain existing debt, future negative pledges, and changes in the nature of the Company's business. A failure to comply with the covenants contained in the Company's debt instruments could result in an event of default or an acceleration of debt under its debt instruments. In addition, the Company's debt instruments contain cross-default provisions that could result in its debt being declared immediately due and payable under a number of debt instruments, even if the Company defaults on only one debt instrument. In such event, it is possible that the Company would not be able to satisfy its obligations under all of such accelerated indebtedness simultaneously.

Determining the AFF business' allowance for lease and loan losses requires many assumptions and complex analyses. If the estimates prove incorrect, the AFF business may incur net charge-offs in excess of its reserves, or may be required to increase its provision for lease and loan losses, either of which would adversely affect the Company's results of operations.

The Company's ability to measure and report its financial position and results of operations is influenced by the need to estimate the impact or outcome of future events on the basis of information available at the time of the issuance of the financial statements. An accounting estimate is considered critical if it requires that management make assumptions about matters that were highly uncertain at the time the accounting estimate was made. If actual results differ from the judgments and assumptions, such differences may have an adverse impact on the results of operations and cash flows. Management has processes in place to monitor these judgments and assumptions, but these processes may not ensure that the judgments and assumptions are correct.

The Company maintains an allowance for lease and loan losses at a level believed to be sufficient to cover estimated lifetime losses expected to be incurred in the lease and loan portfolio. This estimate is highly dependent upon the reasonableness of its assumptions and the predictability of the relationships that drive the results of its valuation methodologies. The Company performs a quantitative analysis to compute historical losses to estimate the allowance for future lease and loan losses. Lease and loan loss experience, first payment default histories, contractual delinquency of lease and loan receivables and management's judgement are factors used in assessing the overall adequacy of the allowance and the resulting provision for lease and loan losses. Changes in estimates and assumptions can significantly affect the allowance and provision for lease and loan losses. It is possible that the Company will experience lease and loan losses that are different from its current estimates. If the Company's estimates and assumptions prove incorrect and its allowance for lease and loan losses are insufficient, it may incur net charge-offs in excess of its reserves, or it could be required to increase its provision for lease and loan losses, either of which would adversely affect its results of operations.

The Company is subject to goodwill impairment risk.

At December 31, 2024, the Company had $1,787.2 million of goodwill on its consolidated balance sheet, all of which represents assets capitalized in connection with the Company's acquisitions and business combinations. Accounting for goodwill requires significant management estimates and judgment. Management performs periodic reviews of the carrying value of goodwill to determine whether events and circumstances indicate that an impairment in value may have occurred. A variety of factors could cause the carrying value of goodwill to become impaired. A write-down of the carrying value of goodwill could result in a non-cash charge, which could have an adverse effect on the Company's results of operations.

Declines in commodity market prices of gold, other precious metals and diamonds could negatively affect the Company's profits.

The Company's profitability could be adversely impacted by commodity market fluctuations. As of December 31, 2024, approximately 65% of the Company's pawn loans were collateralized with jewelry, which is primarily gold, and 52% of its inventories consisted of jewelry, which is also primarily gold. The Company sells significant quantities of gold, other precious metals and diamonds acquired through collateral forfeitures or direct purchases from customers. A significant and sustained decline in gold and/or other precious metal and diamond prices could result in decreased merchandise sales and related margins, decreased inventory valuations and sub-standard collateralization of outstanding pawn loans. In addition, a significant decline in market prices could result in a lower balance of pawn loans outstanding for the Company, as customers would receive lower loan amounts for individual pieces of jewelry or other gold items. For a detailed discussion of the impact of a decline in market prices on wholesale scrap jewelry sales, see "Item 7A. Quantitative and Qualitative Disclosures About Market Risk."

Unexpected changes in both domestic and foreign tax laws and policies could negatively impact the Company's operating results.

The Company's financial results may be negatively impacted by changes in domestic or foreign tax laws, administrative interpretations of such laws and enforcement of policies, including, but not limited to, an increase in statutory tax rates, changes in allowable expense deductions, or the imposition of new withholding requirements on repatriation of foreign earnings.

The application of indirect taxes, such as sales tax, is a complex and evolving issue, particularly with respect to the LTO industry generally and AFF's virtual and e-commerce LTO businesses more specifically. Failure to comply with such tax provisions or a successful assertion by a jurisdiction requiring AFF to collect taxes in a location or for transactions where or for which AFF presently does not, could result in substantial tax liabilities, including those for past sales and leases, as well as penalties and interest. In addition, if the tax authorities in jurisdictions where AFF is already subject to sales tax or other indirect tax obligations were to successfully challenge AFF's positions, AFF's tax liability could increase substantially.

General Economic and Market Risks

General economic conditions may have a material adverse impact on the Company's business and financial results.

The Company's business and financial results are dependent on overall economic conditions in the geographies in which it operates. In particular, the Company's business relies heavily on consumer spending, both with respect to retail sales at its pawnshops and demand for AFF's products to facilitate purchases at its merchant partners. A sustained or rapid downturn in economic conditions generally results in lower consumer confidence and demand for discretionary consumer goods and services, weakening demand for AFF's products and demand for pre-owned merchandise sold in the Company's pawnshops. While demand for pawn loans generally remains strong in periods of economic uncertainty, there is no guarantee that such demand would not decrease in future downturns. Furthermore, in periods of economic expansion and high employment, demand for pawn loans can suffer.

The current economic environment, characterized by rising inflation, higher interest rates, declines in consumer confidence and uncertainly about economic stability and a potential recession, has increased demand for pawn loans in the U.S. Conversely these conditions, coupled with tighter decisioning, adversely affected merchant sales volumes in certain categories and demand in general for AFF's products in 2024. While retail sales at the Company's pawnshops, due in part to the "deep value" nature of the products sold at its pawnshops, and demand for pawn loans have not been adversely affected by such economic trends in 2024, there is no guarantee that they will not be adversely affected should economic conditions deteriorate further. A sustained deterioration in the economy could reduce the demand and resale value of pre-owned merchandise and reduce the amount that the Company could effectively lend on an item of collateral. Such reductions could adversely affect pawn loan balances, pawn redemption rates, inventory balances, inventory mixes, sales volumes and gross profit margins. Furthermore, labor shortages and inflation have also increased operating costs, having a negative effect on the Company's margins. In addition, government stimulus programs, (such as the response to the COVID-19 pandemic) and increased minimum wage laws (such as the increases that have occurred in Mexico) had an adverse impact on pawn loan demand and any future stimulus programs or minimum wage increases could have a similar adverse impact.

Furthermore, economic conditions and demand may also fluctuate by geographic region. The current geographic concentration of the Company's pawn stores and AFF's merchant partners creates exposure to local economies and politics, and regional downturns, including with respect to Latin American economies and politics, which tend to be more volatile than the U.S. economy. Any unforeseen events or circumstances that negatively affect these areas could materially adversely affect the Company's revenues and profitability.

The price of the Company's common stock may fluctuate significantly.

The market price of the Company's common stock may fluctuate significantly as a result of a variety of factors, many of which are beyond the Company's control. The Company may fail to meet the expectations of its stockholders or securities analysts at some point in the future, and its stock price could decline as a result. This volatility may prevent investors from being able to sell their common stock at or above the price they paid for their common stock.

In addition, the stock markets in general have experienced volatility recently that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of the Company's common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities.

Inclement weather, natural disasters or health epidemics can adversely impact the Company's operating results.

The occurrence of weather events and natural disasters such as rain, cold weather, snow, wind, storms, hurricanes, earthquakes, volcanic eruptions, or health epidemics in the Company's markets could adversely affect consumer traffic, retail sales, pawn loan and pawn redemption activities and LTO, RISA and installment loan originations and could have a material adverse effect on the Company's results of operations. In addition, the Company may incur property, casualty or other losses not covered by insurance. Losses not covered by insurance could be substantial and may increase the Company's expenses, which could harm the Company's results of operations and financial condition. Furthermore, the frequency and severity of these weather events and natural disasters may increase as a result of climate change.

Climate change could adversely affect the Company's business and damage its reputation.

Concerns over the long-term impacts of climate change have led and will continue to lead to governmental efforts around the world to mitigate those impacts. Consumers and businesses are also changing their behavior and business preferences as a result of these concerns. New governmental regulations or guidance relating to climate change, as well as changes in consumers' and businesses' behaviors and business preferences, may affect whether and on what terms and conditions the Company will engage in certain activities or offer certain products or services. The governmental and supervisory focus on climate change could also result in the Company becoming subject to new or heightened regulatory requirements. Any such new or heightened requirements could result in increased regulatory, compliance or other costs. The Company's business, reputation and ability to attract and retain employees may also be harmed if the Company's response to climate change is perceived to be ineffective or insufficient.

Adverse real estate market fluctuations and/or the inability to renew and extend store operating leases could affect the Company's profits.

The Company leases most of its pawn store locations. Many of the store leases, especially in Latin America, include annual rent escalations tied to the local consumer price index. A significant rise in real estate prices or real property taxes could also result in an increase in store lease costs as the Company opens new locations and renews leases for existing locations, thereby negatively impacting the Company's results of operations. In addition, the inability of the Company to renew, extend or replace expiring store leases could have an adverse effect on the Company's results of operations. The Company also owns the land and buildings for a significant number of its U.S. pawn locations, which could be impacted by adverse market fluctuations.

A discussion of certain other market risks is covered in "Item 7A. Quantitative and Qualitative Disclosures About Market Risk."

Risks Related to the AFF Business

AFF's transaction volume is dependent on sales at its merchant partners and any decline in such sales could have a material and adverse effect on AFF's results of operations, financial condition and future prospects.

AFF depends on sales at its merchant partners to drive its transaction volume. If AFF's merchant partners experience a general decline in sales or close their locations, it could negatively impact AFF's transaction volume. The loss of business, transaction volumes or platform support from one or more of its top merchant partners could have a material adverse effect on the AFF business. Furthermore, a number of AFF's legacy merchant partners operate brick-and-mortar retail locations, many of which are furniture stores which have been impacted industry-wide by sales declines in 2024. Certain of AFF's larger furniture-focused merchant partners have experienced lagging sales, store closures and, in some instances, including Conn's Appliances, Inc. and American Freight, Inc., bankruptcies, which has and is expected to continue to negatively impact AFF's originations. In the event that AFF is not able to replace origination volume from these brick-and-mortar retailers, its transaction volume and results of operations could be materially impacted.

If AFF is unable to attract additional merchants and retain and grow its relationships with its existing merchant partners, its business, results of operations, financial condition and future prospects would be materially and adversely affected.

AFF's continued success is dependent on its ability to maintain and expand its merchant partner base and the volume of transactions from these merchants in order to grow revenue on its platform. Its ability to retain and grow its relationships with its merchant partners depends on the willingness of merchants to partner with AFF. The attractiveness of AFF's platform to merchants depends upon, among other things, the size of its consumer base, its brand and reputation, the amount of merchant premium or discounts paid or received by AFF, its ability to sustain its value proposition to merchants for customer acquisition by demonstrating higher conversion at checkout, the attractiveness to merchants of AFF's technology and data-driven platform, services and products offered by competitors, and its ability to perform under, and maintain, its merchant agreements. It is also important that AFF partner with merchants with growing sales across a diverse mix of retail channels to mitigate risk associated with changing consumer spending behavior, economic conditions and other factors that may affect a particular type of merchant or industry. Additionally, AFF's agreements with its merchant partners are generally terminable for convenience.

If AFF is not able to retain its existing merchant partners, attract additional merchants and expand revenue and volume of transactions from existing merchants, it will not be able to continue to grow its business, and its business, results of operations, financial condition and future prospects would be materially and adversely affected.

AFF's transaction volume is dependent on the support of its platform by its merchant partners.

AFF depends on its merchants to drive transaction volume by supporting its platform over alternative payment options for credit-constrained customers and by prominently presenting AFF's platform as an attractive payment option for these customers. The degree to which these merchants successfully integrate the AFF platform into their website or in their store, such as by prominently featuring the platform on such websites or in such stores, has a material impact on AFF's transaction volume. The failure by AFF's merchants to effectively present, integrate, and support its platform would have a material and adverse effect on AFF's originations and, as a result, on its business, results of operations, financial condition and future prospects.

Furthermore, AFF relies on these merchants to comply with all applicable laws and regulations associated with the LTO, RISA and bank loan products offered by AFF. As part of this process, merchants are generally contractually required to comply with AFF's policies, procedures, marketing materials, and training materials. In the event that a merchant or merchant employee fails to adequately and correctly describe the terms and conditions of the lease, RISA or bank loan product, the merchant and/or AFF may be subject to consumer complaints and/or lawsuits.

AFF's bank loan product is offered pursuant to its agreement with the Bank, and such agreement is non-exclusive, short-term in duration and subject to termination by the Bank partner upon the occurrence of certain events. If that agreement is terminated and AFF is unable to either replace the commitments of the Bank or substitute its other products for the bank loan product, its business, results of operations, financial condition, and future prospects may be materially affected.

AFF serves as a marketer, service provider and sub-servicer of loans originated by a Utah-chartered state bank. Under this arrangement, AFF purchases a portion of the cash flows originated by the Bank and sub-services the loans thereafter while the Bank retains ownership of the loans at all times. AFF does not originate or ultimately control the pricing or functionality of the loans. The Bank makes all key decisions regarding the marketing, underwriting, product features and pricing. AFF generates revenues through the loans and through marketing and sub-servicing fees paid by the Bank. If the Bank were to change its pricing, underwriting or marketing of the loans in a way that decreases revenues or increases losses, then the profitability of each loan could be reduced. Loans originated through the Bank's program represent a material amount of AFF's total origination volume. AFF's bank loan product relies on the Bank originating the loans that are facilitated through AFF's platform and complying with various federal, state and other laws. The current loan program agreement expires in August 2025. In addition, upon the occurrence of certain early termination events, either AFF or the Bank may terminate the loan program agreement immediately upon written notice to the other party. The Bank could decide not to work with AFF for any reason, could make working with AFF cost-prohibitive or could decide to enter into an exclusive or more favorable relationship with one or more of AFF's competitors. If the Bank were to suspend, limit or cease its operations, or if AFF's relationship with the Bank were to otherwise terminate for any reason (including, but not limited to, its failure to comply with regulatory actions), AFF would need to implement a substantially similar arrangement with another bank, obtain additional state licenses or curtail its offering of a direct to consumer loan product through its platform. If AFF needs to enter into alternative arrangements with a different bank to replace its existing arrangements, it may not be able to negotiate a comparable alternative arrangement in a timely manner or at all. If AFF is unable to enter into an alternative arrangement with different banks to fully replace or supplement its relationship with the Bank, AFF would potentially need to cease offering its bank loan product or other direct to consumer installment loans. In the event that AFF's relationship with the Bank were terminated and it is unable to substitute another one of its products at the merchants that utilize such bank loan products, its business, results of operations, financial condition and future prospects may be materially affected.

AFF's business relies extensively on its proprietary decisioning platform, and if such platform is not effective it could have a material impact on AFF's business, financial condition and results of operations.

AFF's business is largely predicated on the effectiveness of its proprietary decisioning platform and model, and AFF relies extensively on this platform for LTO, RISA and bank loan decisioning. AFF's platform relies heavily on AFF's modeling and analytics as well as information provided by applicants and third-party data providers and credit reporting agencies. To the extent that applicants provide inaccurate or unverifiable information or data from third-party providers is incomplete or inaccurate, then AFF's platform will not be able to perform effectively, which could result in wrong or sub-optimal decisions with respect to applicants. AFF's data providers could also stop providing data, provide untimely, incorrect or incomplete data, or increase the costs for their data for a variety of reasons, including security or regulatory concerns or for competitive reasons. If AFF were to lose access to this external data or if such access is restricted or becomes more expensive, it could have a material effect on AFF's business. Furthermore, the models underlying AFF's decisioning platform may prove in practice to be less predictive than AFF expects for a variety of reasons, including as a result of errors in constructing, interpreting or using the models or the use of inaccurate assumptions (including failures to update assumptions appropriately or in a timely manner). The potential errors or inaccuracies in AFF's decisioning platform and models may be material and affect a significant number of transactions, which could have a material and adverse effect on AFF's business.

If AFF is unable to collect on its leases, RISAs and bank loans, the performance of its lease and loan portfolio would be adversely affected.

AFF's ability to collect scheduled payments under its leases, RISAs and bank loans is dependent on its customers' continuing financial stability, and, consequently, collections can be adversely affected by a number of factors, including general economic conditions, inflationary impacts and individual factors such as job loss, divorce, death, illness, personal bankruptcy and customer fraud. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and debtor relief laws, may limit the amount that can be recovered on AFF's leases, RISAs and bank loans. Federal, state or other restrictions could impair the ability of AFF or the third-party collection services utilized by AFF to collect amounts owed and due on the leases and loans facilitated through its platform. Furthermore, AFF relies on its proprietary decisioning platform to decision its LTO, RISA and bank loan products and customizes this technology to individual merchants and merchandise categories. There is no guarantee that this technology or platform will be effective in making decisions that minimize credit losses. Furthermore, the platform relies on an experienced data science team. In the event the platform is not effective or cannot be supported at the required levels, AFF could experience increased credit losses.

If AFF is unable to fully collect on its leases, RISAs and bank loans, the performance of its lease and loan portfolio will be adversely affected, which could result in additional provisions for lease and loan losses and loss of revenue, cash flow and profitability.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

The Company recognizes the importance of being able to effectively respond to and manage cybersecurity threats and incidents that may compromise the confidentiality, integrity or availability of its information systems, data or network resources.

As part of its overall enterprise risk management framework, the Company maintains both an Information Security Program ("ISP") and an Incident Response Plan ("IRP"). The Company's ISP is managed by its Chief Information Officer (the "CIO") whose team (the Security Incident Response Team, or "SIRT") is responsible for leading company-wide cybersecurity strategy, policy, standards, architecture, and processes. The Company's IRP is based on applicable federal and state laws as well as cybersecurity incident response best practices. The purpose of the IRP is to define procedures for reporting and responding to cybersecurity incidents. It creates objectives for actionable procedures that can be measured, evaluated, scaled and revised as necessary for each specific incident. These objectives include maximizing the effectiveness of the Company's operations through an established plan of action and assigning responsibilities to appropriate personnel and/or third-party contractors.

The Company has engaged a third-party managed detection and response company to monitor the security of its information systems around-the-clock, including intrusion detection, and to provide instantaneous alerting should a cybersecurity event occur. If a cybersecurity threat or cybersecurity incident is identified through the Company's information systems, the SIRT will communicate the cybersecurity threat or cybersecurity incident and any damages to the CIO and other members of senior management of the Company. The Company will assess the materiality of the cybersecurity threat or cybersecurity incident to determine if any public disclosures are required under the SEC's cybersecurity disclosure rule. If deemed necessary, third-party consultants, legal counsel, and assessors will be engaged to evaluate the materiality assessment.

The Company has training and awareness programs designed to educate its employees about cybersecurity risks and how to protect the Company, its customers and themselves from cyberattacks and to keep its employees informed about cybersecurity threats and how to stay safe online, including secure access practice, phishing schemes, remote work and response to suspicious activities.

The cybersecurity program of the Company interfaces with other functional areas within the Company, including but not limited to the Company's business segments and information technology, legal, risk, human resources and internal audit departments, as well as external third-party partners, to identify and understand potential cybersecurity threats. The Company regularly assesses and updates its processes, procedures and management techniques in light of ongoing cybersecurity developments.

Recognizing the complexity and evolving nature of cybersecurity threats, the Company also engages with a range of external experts, including cybersecurity assessors, consultants, and auditors in evaluating and testing its risk management systems. These partnerships enable the Company to leverage specialized knowledge and insights, ensuring its cybersecurity strategies and processes remain at the forefront of industry best practices. The Company's collaboration with these third parties includes regular audits, testing, threat assessments and consultation on security enhancements.

To date, risks from cybersecurity threats or incidents have not materially affected the Company. However, the sophistication of and risks from cybersecurity threats and incidents continues to increase, and the preventative actions the Company has taken and continues to take to reduce the risk of cybersecurity threats and incidents and protect its systems and information may not successfully protect against all cybersecurity threats and incidents. For more information on how cybersecurity risk could materially affect the Company's business strategy, results of operations, or financial condition, please refer to "Item 1A. Risk Factors."

Governance

Given the Company's status as a pawn store operator and payment solutions company entrusted with the safeguarding of sensitive customer information, the Board believes that a strong enterprise cybersecurity program is vital to the Company's overall enterprise risk management. The Board is responsible for overseeing and monitoring the material risks facing the Company. The Board has tasked the Audit Committee of the Board with leading the Company's cyber and technology risk mitigation efforts. As part of its oversight responsibilities, the Audit Committee is responsible for discussing with management the Company's major risk exposures, related to cybersecurity and technology, and the steps management has taken to monitor and control those exposures, including the Company's risk assessment and risk management policies. The Audit Committee also monitors the Company's compliance with legal and regulatory requirements and the risks associated therewith. On a regular basis, the Audit Committee reviews with senior management significant areas of risk exposure involving cybersecurity.

At the direction of the Audit Committee, the CIO and SIRT monitor internal and external cybersecurity threats and review and revise the Company's cybersecurity defenses on an ongoing basis. The Company's CIO, together with other members of the SIRT, bring a wealth of expertise to their respective roles, including expertise in security technologies; designing and implementing security strategies; security standards such as NIST, ISO, COBIT and ITIL; and risk management and incident response. The CIO prepares reports on IT general controls and cybersecurity metrics for the Audit Committee on a regular basis, and the CIO presents those reports to the Audit Committee and addresses any questions and concerns raised by the Audit Committee. At least annually, the Audit Committee meets with the CIO in person to discuss cybersecurity in greater detail. The Audit Committee reports to the Board regarding cybersecurity matters, and the Board addresses cybersecurity issues either directly with management or through the Audit Committee.

Item 2. Properties

While the Company generally leases its pawnshop locations, the Company also purchases real estate for its pawnshop locations as opportunities arise at prices that the Company believes are attractive, whether through new store acquisitions or through purchases from its landlords at existing stores. As of December 31, 2024, the Company owned the real estate and buildings for 400 of its pawn stores and its Company's corporate headquarters in Fort Worth, Texas.

As of December 31, 2024, the Company leased 2,638 pawn store locations that were open or were in the process of opening. Leased facilities are generally leased for a term of three to five years with one or more options to renew. A majority of the store leases can be terminated early upon an adverse change in law which negatively affects the store's profitability. The Company's leases expire on dates ranging from 2025 to 2062. All store leases provide for specified periodic rental payments ranging from approximately $1,000 to $27,000 per month as of December 31, 2024. In addition, the Company leases call center space in Jamaica and Mexico to support the AFF customer service operations. For more information about the Company's pawn store locations, see "Item 1. Business—Pawn Store Locations."

The following table details material corporate locations leased by the Company (dollars in thousands):

Description	Location	Square Footage	Lease Expiration Date	Monthly Rental Payment
Administrative offices	Monterrey, Mexico	50,000	July 31, 2027	$ 61
Administrative offices	Coppell, Texas	26,000	June 30, 2029	46
Administrative offices	Mexico City, Mexico	8,000	March 31, 2025	22

Most leases require the Company to maintain the property and pay the cost of insurance and property taxes. The Company believes termination of any particular lease would not have a material adverse effect on the Company's operations. The Company believes the facilities currently owned and leased by it as pawn stores are suitable for such purpose and considers its equipment, furniture and fixtures to be in good condition.

Item 3. Legal Proceedings

The Company is a defendant in litigation and arbitration matters and regulatory actions encountered in the ordinary course of its business. Certain of these matters are covered to an extent by insurance. In the opinion of management, the resolution of these matters is not expected to have a material adverse effect on the Company's financial position, results of operations or liquidity.

See Note 13 – Commitments and Contingencies of Notes to Consolidated Financial Statements contained in Part IV, Item 15 of this report, which is incorporated to this Part I, Item 3 by reference, for a further discussion of the Company's legal proceedings.

Item 4. Mine Safety Disclosures

Not Applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

General Market Information

The Company's common stock is quoted on the Nasdaq Global Select Market ("Nasdaq") under the symbol "FCFS."

On January 29, 2025, there were approximately 199 stockholders of record of the Company's common stock.

In January 2025, the Company's Board declared a $0.38 per share first quarter cash dividend on common shares outstanding, or an aggregate of $17.0 million based on the December 31, 2024 share count, to be paid on February 28, 2025 to stockholders of record as of February 14, 2025. While the Company currently expects to continue the payment of quarterly cash dividends, the amount, declaration and payment of cash dividends in the future (quarterly or otherwise) will be made by the Board, from time to time, subject to the Company's financial condition, results of operations, business requirements, compliance with legal requirements, debt covenant restrictions and other relevant factors.

Issuer Purchases of Equity Securities

The following table provides information about purchases made by the Company of shares of its common stock during the three months ended December 31, 2024 (dollars in thousands, except per share amounts):

	Total Number Of Shares Purchased	Average Price Paid Per Share	Total Number Of Shares Purchased As Part Of Publicly Announced Plans	Approximate Dollar Value Of Shares That May Yet Be Purchased Under The Plans [1]
October 1 through October 31, 2024	—	$ —	—	$ 115,000
November 1 through November 30, 2024	—	—	—	115,000
December 1 through December 31, 2024	—	—	—	115,000
Total	—	—	—	—

[1] In July 2023, the Company's Board of Directors authorized a common stock repurchase program for up to $200.0 million of the Company's outstanding common stock, of which $115.0 million is currently remaining.

Recent Sales of Unregistered Securities

None.

Performance Graph

The graph set forth below compares the cumulative total stockholder return on the common stock of the Company for the period from December 31, 2019 through December 31, 2024, with the cumulative total return on the Standard & Poor's ("S&P") MidCap 400 Index and the Russell 2000 Index, representing broad-based equity market indexes, and the S&P MidCap 400 Financials Index and the S&P MidCap 400 Consumer Discretionary Index, representing industry-based indexes, over the same period (assuming the investment of $100 on December 31, 2019 and assuming the reinvestment of all dividends on the date paid). Note that historic performance is not necessarily indicative of future performance.



Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

The Company's primary business line is the operation of retail pawn stores, also known as "pawnshops," which focus on serving cash- and credit-constrained consumers. The Company is the leading operator of pawn stores in the U.S. and Latin America. Pawn stores help customers meet small short-term cash needs by providing non-recourse pawn loans and buying merchandise directly from customers. Personal property, such as jewelry, electronics, tools, appliances, sporting goods and musical instruments, is pledged and held as collateral for the pawn loans over the typical 30-day term of the loan. Pawn stores also generate retail sales primarily from the merchandise acquired through collateral forfeitures and over-the-counter purchases from customers.

The Company is also a leading provider of technology-driven, retail POS payment solutions focused on serving credit-constrained consumers. The Company's retail POS payment solutions business line consists solely of the operations of AFF, which focuses on LTO products and facilitating other retail financing payment options across a large network of traditional and e-commerce merchant partners in the U.S. and Puerto Rico. AFF's retail partners provide consumer goods and services to their customers and use AFF's LTO and retail finance solutions to facilitate payments on such transactions.

The Company's two business lines are organized into three reportable segments. The U.S. pawn segment consists of pawn operations in the U.S. while the Latin America pawn segment consists of pawn operations in Mexico, Guatemala, El Salvador and Colombia. The retail POS payment solutions segment consists of the operations of AFF in the U.S. and Puerto Rico. Financial information regarding the Company's revenue and long-lived assets by geographic area is provided in Note 17 of Notes to Consolidated Financial Statements.

Critical Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities, related revenue and expenses, and disclosure of gain and loss contingencies at the date of the financial statements. Such estimates, assumptions and judgments are subject to a number of risks and uncertainties, which may cause actual results to differ materially from the Company's estimates.

The critical accounting policies and estimates that could have a significant impact on the Company's results of operations are described in Note 2 of Notes to Consolidated Financial Statements. The Company believes the following critical accounting policies describe the more significant judgments and estimates used in the preparation of its consolidated financial statements.

Pawn loans and revenue recognition — Pawn loans are secured by the customer's pledge of tangible personal property, which the Company holds during the term of the loan. If a pawn loan defaults, the Company relies on the sale of the pawned property to recover the principal amount of an unpaid pawn loan, plus a yield on the investment, as the Company's pawn loans are non-recourse against the customer. The Company accrues pawn loan fee revenue on a constant-yield basis over the life of the pawn loan for all pawns for which the Company deems collection to be probable based on historical pawn redemption statistics, which is included in accounts receivable, net in the accompanying consolidated balance sheets. If the pawn loan is not repaid prior to the expiration of the pawn loan term, including any extension or grace period, if applicable, the principal amount loaned becomes the inventory carrying value of the forfeited collateral, which is typically recovered through sales of the forfeited items at prices well above the carrying value. The Company has determined no allowance related to credit losses on pawn loans is required, as the fair value of the pledged collateral is significantly in excess of the pawn loan amount.

Leased merchandise and revenue recognition — The Company provides merchandise, consisting primarily of furniture and mattresses, appliances, jewelry, electronics and automotive products, to customers of its merchant partners for lease under certain terms agreed to by the customer. The customer has the right to acquire the title either through an early buyout option or through payment of all required lease payments. The Company maintains ownership of the leased merchandise until all payment obligations are satisfied under the lease agreement. The customer has the right to cancel the lease at any time by returning the merchandise. Leased merchandise contracts can typically be renewed for weekly, bi-weekly, semi-monthly, and monthly renewal periods and are generally renewed for between six and 24 months. Leased merchandise is stated at depreciated cost. The Company depreciates leased merchandise over the life of the lease and assumes no salvage value. Depreciation is accelerated upon an early buyout. All of the Company's leased merchandise represents on-lease merchandise and all leases are operating leases.

Lease income is recognized over the lease term and is recorded net of any sales taxes collected. Charges for late fees and insufficient fund fees are recognized as income when collected. Initial direct costs related to the Company's lease agreements are added to the basis of the leased property and recognized over the lease term in proportion to the recognition of lease income. The Company typically charges the customer a non-refundable processing fee at lease inception and may also receive a discount from or pay a premium to certain merchant partners for leases originated at their locations, which are deferred and amortized using the straight-line method as adjustments to lease income over the contractual life of the related leased merchandise. Unamortized fees, discounts and premiums are recognized in full upon early buyout or charge-off.

The Company accrues lease income earned but not yet collected as accrued rent receivable, which is included in accounts receivable, net in the accompanying consolidated balance sheets. Alternatively, lease payments received in excess of the amount earned are recognized as deferred revenue, which is included in customer deposits and prepayments in the accompanying consolidated balance sheets. Customer payments are first applied to applicable sales tax and scheduled lease payments, then applied to any uncollected fees, such as late fees and insufficient fund fees. The Company collects sales taxes on behalf of the customer and remits all applicable sales taxes collected to the respective jurisdiction.

Provision for lease losses — The Company records a provision for lease losses on an allowance method, which estimates the leased merchandise losses incurred but not yet identified by management as of the end of the accounting period. The allowance for lease losses is based primarily upon historical loss experience, with consideration given to recent and forecasted business trends including, but not limited to, loss trends, delinquency levels, economic conditions, underwriting and collection practices.

The Company charges off leased merchandise when a lease is 90 days or more contractually past due. If an account is deemed to be uncollectible prior to this date, the Company will charge off the leased merchandise at the point in time it is deemed uncollectible.

Finance receivables and revenue recognition — The Company purchases and services retail finance receivables, the term of which typically range from six to 24 months, directly from its merchant partners or from its bank partner. The Company has a partnership with a Utah state-chartered bank that requires the Company to purchase the rights to the cash flows associated with finance receivables marketed to retail consumers on the bank's behalf. The bank establishes the underwriting criteria for the finance receivables originated by the bank.

Interest income is recognized using the interest method over the life of the finance receivable for all loans for which the Company deems collection to be probable based on historical loan redemption statistics and stops accruing interest upon charge-off. Charges for late fees and insufficient fund fees are recognized as income when collected. The Company receives an origination fee on newly purchased bank loans and may receive a discount from or pay a premium to certain merchant partners for finance receivables purchased from them, which are deferred and amortized using the interest method as adjustments to yield over the contractual life of the related finance receivable. Unamortized origination fees, discounts and premiums are recognized in full upon early payoff or charge-off.

The Company offers customers an early payoff discount on most of its finance receivables, whereby the customer has between 90 and 101 days to pay the full principal balance without incurring any interest charge. If the borrower does not pay the full principal balance prior to the expiration of the early payoff discount period, interest charges are applied retroactively to the inception date of the loan. The Company accrues interest income during the early payoff discount period but records a reserve for loans expected to pay the full principal balance prior to the expiration of the early payoff discount period based on historical payment patterns.

Provision for loan losses — Expected lifetime losses on finance receivables are recognized upon loan purchase, which requires the Company to make its best estimate of probable lifetime losses at the time of purchase. The Company segments its finance receivable portfolio into pools of receivables with similar risk characteristics, which include loan product and monthly origination vintage, and evaluates each pool for impairment.

The Company calculates the allowance for loan losses based on historical loss information and incorporates observable and forecasted economic conditions over a reasonable and supportable forecast period covering the full contractual life of finance receivables. Incorporating observable and forecasted economic conditions could have a material impact on the measurement of the allowance to the extent that forecasted economic conditions change significantly. The Company may also consider other qualitative factors to address recent and forecasted business trends in estimating the allowance, as necessary, including, but not limited to, loss trends, delinquency levels, economic conditions, underwriting and collection practices. The allowance for loan losses is maintained at a level considered appropriate to cover expected lifetime losses on the finance receivable portfolio, and the appropriateness of the allowance is evaluated at each period end.

The Company charges off finance receivables when a receivable is 90 days or more contractually past due. If an account is deemed to be uncollectible prior to this date, the Company will charge off the finance receivable at the point in time it is deemed uncollectible.

Business combinations — Business combination accounting requires the Company to determine the fair value of all assets acquired, including identifiable intangible assets, liabilities assumed and contingent consideration issued in a business combination. The total consideration of the acquisition is allocated to the assets and liabilities in amounts equal to the estimated fair value of each asset and liability as of the acquisition date, and any remaining acquisition consideration is classified as goodwill. This allocation process requires extensive use of estimates and assumptions. When appropriate, the Company utilizes independent valuation experts to advise and assist in determining the fair value of the assets acquired and liabilities assumed in connection with a business acquisition, in determining appropriate amortization methods and periods for identified intangible assets and in determining the fair value of contingent consideration, which is reviewed at each subsequent reporting period with changes in the fair value of the contingent consideration recognized in the consolidated statement of income. See Note 3 of Notes to Consolidated Financial Statements.

Goodwill and other indefinite-lived intangible assets — Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in each business combination. The Company performs its goodwill impairment assessment annually as of October 1, and between annual assessments if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company's reporting units, which are tested for impairment, are U.S. pawn, Latin America pawn and retail POS payment solutions. The Company may assess goodwill for impairment at a reporting unit level by first assessing a range of qualitative factors, including, but not limited to, macroeconomic conditions, industry conditions, the competitive environment, changes in the market for the Company's products and services, regulatory and political developments, entity specific factors, such as strategy and changes in key personnel, and overall financial performance. If, after completing this assessment, it is determined that it is more likely than not that the fair value of a reporting unit is less than its carrying value, the Company proceeds to the quantitative impairment testing methodology, or at the Company's option, it may proceed directly to the quantitative impairment testing methodology for a reporting unit. See Note 14 of Notes to Consolidated Financial Statements.

The Company's other material, indefinite-lived intangible assets consist of certain trade names and pawn licenses. The Company performs its indefinite-lived intangible asset impairment assessment annually as of December 31, and between annual assessments if an event occurs or circumstances change that would more likely than not reduce the fair value of an indefinite-lived intangible asset below its carrying amount. See Note 14 of Notes to Consolidated Financial Statements.

Results of Operations

2024 Consolidated Operating Results Highlights

The following table sets forth revenue, net income, diluted earnings per share, adjusted net income, adjusted diluted earnings per share, EBITDA and adjusted EBITDA for the year ended December 31, 2024 as compared to the year ended December 31, 2023 (in thousands, except per share amounts):

	Year Ended December 31,			
	As Reported (GAAP)		**Adjusted (Non-GAAP)**	
	2024	2023	**2024**	2023
Revenue	$ **3,388,514**	$ 3,151,796	$ **3,388,514**	$ 3,151,796
Net income	$ **258,815**	$ 219,301	$ **302,680**	$ 276,874
Diluted earnings per share	$ **5.73**	$ 4.80	$ **6.70**	$ 6.06
EBITDA (non-GAAP measure)	$ **551,008**	$ 493,784	$ **558,437**	$ 511,732
Weighted-average diluted shares	**45,168**	45,693	**45,168**	45,693

See "Non-GAAP Financial Information—Adjusted Net Income and Adjusted Diluted Earnings Per Share and —Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) and Adjusted EBITDA" below.

The following charts present net income, adjusted net income, diluted earnings per share, adjusted diluted earnings per share, EBITDA, adjusted EBITDA, revenue and adjusted revenue for the years ended December 31, 2024, 2023 and 2022 (in millions, except per share amounts):









* Non-GAAP financial measures. See "Non-GAAP Financial Information" for additional discussion of non-GAAP financial measures.

Operating Results for the Twelve Months Ended December 31, 2024 Compared to the Twelve Months Ended December 31, 2023

The following tables and related discussion set forth key operating and financial data for the Company's operations by reporting segment as of and for the years ended December 31, 2024 and 2023. For similar operating and financial data and discussion of the Company's 2023 results compared to its 2022 results, refer to Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" under Part II of the Company's Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on February 5, 2024.

Stores included in the same-store calculations presented in the U.S. pawn segment and Latin America pawn segment sections below are those stores that were opened or acquired prior to the beginning of the prior-year comparative period and remained open through the end of the reporting period. Also included are stores that were relocated during the applicable period within a specified distance and are serving the same market, where there is not a significant change in store size, and where there is not a significant overlap or gap in timing between the opening of the new store and the closing of the existing store.

U.S. Pawn Segment

The following table presents segment pre-tax operating income and other operating metrics of the U.S. pawn segment for the year ended December 31, 2024 compared to the year ended December 31, 2023 (dollars in thousands). Operating expenses include salary and benefit expense of pawn store-level employees, occupancy costs, bank charges, security, insurance, utilities, supplies and other costs incurred by the pawn stores.

	Year Ended December 31,		Increase
	2024	2023	
U.S. Pawn Segment			
Revenue:			
Retail merchandise sales [1]	$ **969,371**	$ 854,190	13 %
Pawn loan fees	**505,262**	435,762	16 %
Wholesale scrap jewelry sales	**93,923**	78,571	20 %
Total revenue	**1,568,556**	1,368,523	15 %
Cost of revenue:			
Cost of retail merchandise sold [2]	**560,970**	490,544	14 %
Cost of wholesale scrap jewelry sold	**77,683**	64,545	20 %
Total cost of revenue	**638,653**	555,089	15 %
Net revenue	**929,903**	813,434	14 %
Segment expenses:			
Operating expenses	**503,630**	451,543	12 %
Depreciation and amortization	**28,980**	25,585	13 %
Total segment expenses	**532,610**	477,128	12 %
Segment pre-tax operating income	$ **397,293**	$ 336,306	18 %
Operating metrics:			
Retail merchandise sales margin	**42 %**	43 %	
Net revenue margin	**59 %**	59 %	
Segment pre-tax operating margin	**25 %**	25 %	

[1] Includes $4.1 million and $6.5 million of retail merchandise sales from intersegment transactions during 2024 and 2023, respectively, related to the Company offering AFF's LTO payment solution in its U.S. pawn stores that are eliminated upon consolidation. Excluding these intersegment sales, consolidated U.S. retail merchandise sales during 2024 and 2023 totaled $965.3 million and $847.7 million, respectively.

[2] Includes $2.2 million and $3.5 million of cost of retail merchandise sold from intersegment transactions during 2024 and 2023, respectively, related to the Company offering AFF's LTO payment solution in its U.S. pawn stores that are eliminated upon consolidation. Excluding these intersegment sales, consolidated U.S. cost of retail merchandise sold during 2024 and 2023 totaled $558.8 million and $487.1 million, respectively.

The following table details earning assets, which consist of pawn loans and inventories as well as other earning asset metrics of the U.S. pawn segment, as of December 31, 2024 as compared to December 31, 2023 (dollars in thousands, except as otherwise noted):

| | As of December 31, | | |
	2024	2023	Increase
U.S. Pawn Segment			
Earning assets:			
Pawn loans	$ 396,667	$ 344,152	15 %
Inventories	245,492	221,843	11 %
	$ 642,159	$ 565,995	13 %
Average outstanding pawn loan amount (in ones)	$ 283	$ 258	10 %
Composition of pawn collateral:			
General merchandise	28 %	30 %	
Jewelry	72 %	70 %	
	100 %	100 %	
Composition of inventories:			
General merchandise	41 %	43 %	
Jewelry	59 %	57 %	
	100 %	100 %	
Percentage of inventory aged greater than one year	1 %	1 %	
Inventory turnover (trailing twelve months cost of merchandise sales divided by average inventories)	2.8 times	2.8 times	
Store count	1,200	1,183	1 %
Average store count	1,195	1,135	5 %

Retail Merchandise Sales Operations

U.S. retail merchandise sales increased 13% to $969.4 million during 2024 compared to $854.2 million for 2023. Same-store retail sales increased 6% during 2024 compared to 2023. The increase in total retail sales was primarily due to incremental sales contributions from acquired stores and an increase in same-store sales. During 2024, the gross profit margin on retail merchandise sales in the U.S. was 42% compared to a margin of 43% during 2023, reflecting continued demand for value-priced, pre-owned merchandise and low levels of aged inventory.

U.S. inventories increased 11% to $245.5 million at December 31, 2024 compared to $221.8 million at December 31, 2023. The increase was primarily due to incremental inventories from acquired stores and an increase in same-store inventories as a result of the higher pawn loan balances noted below. Inventories aged greater than one year in the U.S. were 1% at both December 31, 2024 and 2023.

Pawn Lending Operations

U.S. pawn loan receivables as of December 31, 2024 increased 15% in total and 12% on a same-store basis compared to December 31, 2023. The Company believes the increase in same-store pawn receivables was primarily due to continued inflationary pressures driving additional demand for pawn loans and higher gold prices, which increased customers' jewelry collateral value.

U.S. pawn loan fees increased 16% to $505.3 million during 2024 compared to $435.8 million for 2023. Same-store pawn loan fees increased 11% during 2024 compared to 2023. The increase in total and same-store pawn loan fees was primarily due to store growth and increased same-store pawn receivables.

Segment Expenses

U.S. store operating expenses increased 12% to $503.6 million during 2024 compared to $451.5 million during 2023 while same-store operating expenses increased 5% compared with the prior year. The increase in operating expenses was primarily due to an increase in the average store count.

Segment Pre-Tax Operating Income

The U.S. segment pre-tax operating income for 2024 was $397.3 million, which generated a pre-tax segment operating margin of 25% compared to $336.3 million and 25% in the prior year, respectively. The increase in the segment pre-tax operating income reflected increased net revenue from both acquired and existing stores, partially offset by an increase in segment expenses.

Latin America Pawn Segment

Latin America pawn segment pre-tax operating income for 2024 compared to 2023 was impacted by a 3% unfavorable change in the average value of the Mexican peso compared to the U.S. dollar. The translated value of Latin American earning assets as of December 31, 2024 compared to December 31, 2023 was also impacted by a 20% unfavorable change in the end-of-period Mexican peso compared to the U.S. dollar. Constant currency results are non-GAAP financial measures, which exclude the effects of foreign currency translation and are calculated by translating current-year results at prior-year average exchange rates. See the "Constant Currency Results" section in "Non-GAAP Financial Information" below for additional discussion of constant currency operating results.

The following table presents segment pre-tax operating income and other operating metrics of the Latin America pawn segment for the year ended December 31, 2024 as compared to the year ended December 31, 2023 (dollars in thousands). Operating expenses include salary and benefit expense of pawn store-level employees, occupancy costs, bank charges, security, insurance, utilities, supplies and other costs incurred by the pawn stores.

| | | | | Constant Currency Basis | |
| | Year Ended December 31, | | Increase / (Decrease) | Year Ended December 31, 2024 (Non-GAAP) | Increase / (Decrease) (Non-GAAP) |
	2024	2023			
Latin America Pawn Segment					
Revenue:					
Retail merchandise sales	$ **541,787**	$ 533,612	2 %	$ **556,686**	4 %
Pawn loan fees	**231,864**	222,774	4 %	**238,305**	7 %
Wholesale scrap jewelry sales	**38,237**	46,917	(19)%	**38,237**	(19)%
Total revenue	**811,888**	803,303	1 %	**833,228**	4 %
Cost of revenue:					
Cost of retail merchandise sold	**350,906**	345,309	2 %	**360,452**	4 %
Cost of wholesale scrap jewelry sold	**31,086**	37,276	(17)%	**31,977**	(14)%
Total cost of revenue	**381,992**	382,585	— %	**392,429**	3 %
Net revenue	**429,896**	420,718	2 %	**440,799**	5 %
Segment expenses:					
Operating expenses	**259,307**	243,146	7 %	**266,102**	9 %
Depreciation and amortization	**20,369**	21,350	(5)%	**20,855**	(2)%
Total segment expenses	**279,676**	264,496	6 %	**286,957**	8 %
Segment pre-tax operating income	$ **150,220**	$ 156,222	(4)%	$ **153,842**	(2)%
Operating metrics:					
Retail merchandise sales margin	**35 %**	35 %		**35 %**	
Net revenue margin	**53 %**	52 %		**53 %**	
Segment pre-tax operating margin	**19 %**	19 %		**18 %**	

The following table details earning assets, which consist of pawn loans and inventories as well as other earning asset metrics of the Latin America pawn segment, as of December 31, 2024 as compared to December 31, 2023 (dollars in thousands, except as otherwise noted):

	As of December 31, 2024	As of December 31, 2023	(Decrease)	Constant Currency Basis As of December 31, 2024 (Non-GAAP)	Increase (Non-GAAP)
Latin America Pawn Segment					
Earning assets:					
Pawn loans	$ 121,200	$ 127,694	(5)%	$ 143,805	13 %
Inventories	89,088	90,246	(1)%	105,686	17 %
	$ 210,288	$ 217,940	(4)%	$ 249,491	14 %
Average outstanding pawn loan amount (in ones)	$ 87	$ 95	(8)%	$ 103	8 %
Composition of pawn collateral:					
General merchandise	58 %	63 %			
Jewelry	42 %	37 %			
	100 %	100 %			
Composition of inventories:					
General merchandise	65 %	67 %			
Jewelry	35 %	33 %			
	100 %	100 %			
Percentage of inventory aged greater than one year	1 %	1 %			
Inventory turnover (trailing twelve months cost of merchandise sales divided by average inventories)	4.2 times	4.4 times			
Store count	1,826	1,814	1 %		
Average store count	1,821	1,791	2 %		

Retail Merchandise Sales Operations

Latin America retail merchandise sales increased 2% (4% on a constant currency basis) to $541.8 million during 2024 compared to $533.6 million for 2023. Same-store retail sales increased 1% (4% on a constant currency basis) during 2024 compared to 2023. The increase in total and same-store retail sales was primarily due to increased inventory levels throughout 2024 and greater demand for value-priced, pre-owned merchandise. The gross profit margin on retail merchandise sales was 35% during both 2024 and 2023.

Latin America inventories decreased 1% (17% increase on a constant currency basis) to $89.1 million at December 31, 2024 compared to $90.2 million at December 31, 2023. The increase in constant currency inventories was primarily due to increases in pawn loan receivable balances over the past several quarters creating more forfeited inventory. Inventories aged greater than one year in Latin America were 1% at both December 31, 2024 and 2023.

Pawn Lending Operations

Latin America pawn loan receivables decreased 5% (13% increase on a constant currency basis) as of December 31, 2024 compared to December 31, 2023. On a same-store basis, pawn loan receivables decreased 6% (12% increase on a constant currency basis) as of December 31, 2024 compared to December 31, 2023. The increase in constant currency total and same-store pawn receivables is primarily due to increasing demand for pawn loans and larger loan sizes, driven in part by higher gold prices and a slightly increased mix of higher value jewelry loans.

Latin America pawn loan fees increased 4% (7% on a constant currency basis) to $231.9 million during 2024 compared to $222.8 million for 2023. Same-store pawn loan fees also increased 4% (7% on a constant currency basis) during 2024 compared to 2023. The constant currency increase in total and same-store pawn loan fees was primarily due to increased average pawn receivable balances outstanding during 2024.

Segment Expenses

Operating expenses increased 7% (9% on a constant currency basis) to $259.3 million during 2024 compared to $243.1 million during 2023. Same-store operating expenses increased 6% (9% on a constant currency basis) compared to the prior year. The increase in total and same-store operating expenses was primarily driven by increased store counts, accelerated store opening activity, general inflationary impacts and continued increases in the federally mandated minimum wage and increased costs associated with required employee benefit programs.

Segment Pre-Tax Operating Income

The segment pre-tax operating income for 2024 was $150.2 million, which generated a pre-tax segment operating margin of 19% compared to $156.2 million and 19% in the prior year, respectively. The decrease in the segment pre-tax operating income reflected an increase in segment expenses, partially offset by the increase in net revenue.

Retail POS Payment Solutions Segment

Retail POS Payment Solutions Operating Results

The following table presents segment pre-tax operating income of the retail POS payment solutions segment for the year ended December 31, 2024 as compared to the year ended December 31, 2023 (dollars in thousands). Operating expenses include salary and benefit expenses of certain operations-focused departments, merchant partner incentives, bank and other payment processing charges, credit reporting costs, information technology costs, advertising costs and other operational costs incurred by AFF. Administrative expenses and amortization expense of intangible assets related to the purchase of AFF are not included in the segment pre-tax operating income.

		Year Ended December 31,		Increase / (Decrease)
		2024	2023	
Retail POS Payment Solutions Segment				
Revenue:				
Leased merchandise income	$	**766,241**	$ 752,682	2 %
Interest and fees on finance receivables		**245,891**	233,818	5 %
Total revenue		**1,012,132**	986,500	3 %
Cost of revenue:				
Depreciation of leased merchandise [(1)]		**434,915**	413,546	5 %
Provision for lease losses [(2)]		**163,937**	177,418	(8)%
Provision for loan losses		**143,827**	123,030	17 %
Total cost of revenue		**742,679**	713,994	4 %
Net revenue		**269,453**	272,506	(1)%
Segment expenses:				
Operating expenses		**138,041**	137,460	— %
Depreciation and amortization		**2,783**	3,030	(8)%
Total segment expenses		**140,824**	140,490	— %
Segment pre-tax operating income	$	**128,629**	$ 132,016	(3)%

[(1)] Includes $1.6 million and $2.1 million of depreciation of leased merchandise from intersegment transactions during 2024 and 2023, respectively, related to the Company offering AFF's LTO payment solution in its U.S. pawn stores that are eliminated upon consolidation. Excluding these intersegment transactions, consolidated depreciation of leased merchandise during 2024 and 2023 totaled $433.3 million and $411.5 million, respectively.

[(2)] Includes $0.5 million and $1.6 million of provision for lease losses from intersegment transactions during 2024 and 2023, respectively, related to the Company offering AFF's LTO payment solution in its U.S. pawn stores that are eliminated upon consolidation. Excluding these intersegment transactions, consolidated provision for lease losses during 2024 and 2023 totaled $163.4 million and $175.9 million, respectively.

The following table provides a detail of gross transaction volumes originated during the year ended December 31, 2024 as compared to the year ended December 31, 2023 (dollars in thousands):

	Years Ended December 31,		Increase / (Decrease)
	2024	2023	
Leased merchandise	$ 568,635	$ 623,069	(9)%
Finance receivables	510,231	405,765	26 %
Total gross transaction volume	$ 1,078,866	$ 1,028,834	5 %

The following table details retail POS payment solutions earning assets as of December 31, 2024 as compared to December 31, 2023 (dollars in thousands):

	As of December 31,		Increase / (Decrease)
	2024	2023	
Leased merchandise, net:			
Leased merchandise, before allowance for lease losses	$ 209,333	$ 267,458	(22)%
Less allowance for lease losses	(80,661)	(95,752)	(16)%
Leased merchandise, net [(1)]	$ 128,672	$ 171,706	(25)%
Finance receivables, net:			
Finance receivables, before allowance for loan losses	$ 264,506	$ 210,355	26 %
Less allowance for loan losses	(117,005)	(96,454)	21 %
Finance receivables, net	$ 147,501	$ 113,901	29 %

[(1)] Includes $0.2 million and $0.5 million of intersegment transactions as of December 31, 2024 and 2023, respectively, related to the Company offering AFF's LTO payment solution in its U.S. pawn stores that are eliminated upon consolidation. Excluding these intersegment transactions, consolidated net leased merchandise as of December 31, 2024 and 2023 totaled $128.4 million and $171.2 million, respectively.

The following table details the changes in the allowance for lease and loan losses and other portfolio metrics during the year ended December 31, 2024 as compared to the year ended December 31, 2023 (dollars in thousands):

		Year Ended December 31,				Increase / (Decrease)
		2024		2023		
Allowance for lease losses:						
Balance at beginning of period	$	**95,752**	$	79,576		20 %
Provision for lease losses [1]		**163,937**		177,418		(8)%
Charge-offs		**(186,123)**		(167,952)		11 %
Recoveries		**7,095**		6,710		6 %
Balance at end of period	$	**80,661**	$	95,752		(16)%
Leased merchandise portfolio metrics:						
Provision rate [2]		**29 %**		28 %		
Average monthly net charge-off rate [3]		**6.3 %**		5.4 %		
Delinquency rate [4]		**24.4 %**		21.7 %		
Allowance for loan losses:						
Balance at beginning of period	$	**96,454**	$	84,833		14 %
Provision for loan losses		**143,827**		123,030		17 %
Charge-offs		**(130,812)**		(117,961)		11 %
Recoveries		**7,536**		6,552		15 %
Balance at end of period	$	**117,005**	$	96,454		21 %
Finance receivables portfolio metrics:						
Provision rate [2]		**28 %**		30 %		
Average monthly net charge-off rate [3]		**4.3 %**		4.7 %		
Delinquency rate [4]		**20.0 %**		21.8 %		

[1] Includes $0.5 million and $1.6 million of provision for lease losses from intersegment transactions during 2024 and 2023, respectively, related to the Company offering AFF's LTO payment solution in its U.S. pawn stores that are eliminated upon consolidation. Excluding these intersegment transactions, consolidated provision for lease losses during 2024 and 2023 totaled $163.4 million and $175.9 million, respectively.

[2] Calculated as provision for lease or loan losses as a percentage of the respective gross transaction volume originated.

[3] Calculated as charge-offs, net of recoveries, as a percentage of the respective average earning asset balance before allowance for lease or loan losses.

[4] Calculated as the percentage of the respective contractual earning asset balance owed that is 1 to 89 days past due (the Company charges off leases and finance receivables when they are 90 days or more contractually past due).

LTO Operations

Leased merchandise, before allowance for lease losses, decreased 22% as of December 31, 2024 compared to December 31, 2023. The decrease was primarily due to decreased gross transaction volumes originated due to weakness in furniture originations and the bankruptcy filings in 2024 for two of AFF's larger retail furniture merchant partners.

The allowance for lease losses decreased 16% to $80.7 million as of December 31, 2024 compared to $95.8 million as of December 31, 2023, which was primarily due to the decrease in leased merchandise, partially offset by slightly higher lease loss provisioning rates used during 2024 as compared to 2023. As a percentage of lease merchandise, the allowance was 39% at December 31, 2024 and 36% at December 31, 2023.

Leased merchandise income increased 2% to $766.2 million during 2024 compared to $752.7 million during 2023, which was primarily due to slightly higher average rental rates, partially offset by slightly lower average leased merchandise balances outstanding during 2024 compared to 2023.

Depreciation of leased merchandise increased 5% to $434.9 million during 2024 compared to $413.5 million during 2023. As a percentage of leased merchandise income, depreciation of leased merchandise increased to 57% during 2024 compared to 55% during 2023, primarily as a result of a slight increase in customers taking advantage of early buyout or other early payment options.

Provision for lease losses decreased 8% to $163.9 million during 2024 compared to $177.4 million during 2023, which was primarily due to the 9% decrease in gross transaction volumes. As a percentage of gross transaction volume, the provision for lease losses increased to 29% during 2024 compared to 28% during 2023.

Retail Finance Operations

Finance receivables, before allowance for loan losses, increased 26% as of December 31, 2024 compared to December 31, 2023. The increase was primarily due to increased gross transaction volumes in certain non-furniture industry verticals.

The allowance for loan losses increased 21% to $117.0 million as of December 31, 2024 compared to $96.5 million as of December 31, 2023, which was primarily due to the increase in finance receivables, partially offset by slightly lower loan loss provisioning rates used during 2024 as compared to 2023. As a percentage of finance receivables, the allowance was 44% at December 31, 2024 compared to 46% at December 31, 2023.

Interest and fees on finance receivables increased 5% to $245.9 million during 2024 compared to $233.8 million during 2023. The increase was primarily due to the higher year-over-year finance receivable balances, partially offset by a slight decline in portfolio yield primarily as a result of AFF expanding its offerings and merchant relationships in certain services sector verticals during 2024, some of which are provided at lower interest rates.

Provision for loan losses increased 17% to $143.8 million during 2024 compared to $123.0 million during 2023, which was primarily due to the 26% increase in gross transaction volumes, partially offset by a slight decrease in the net provisioning rates used during 2024 based on lower than expected loss rates on older vintages. As a percentage of gross transaction volume, the provision for loan losses decreased to 28% during 2024 compared to 30% during 2023.

Segment Expenses

Operating expenses were flat at $138.0 million during 2024 compared to $137.5 million during 2023. As a percentage of segment revenues, operating expenses were 14% during both 2024 and 2023.

Segment Pre-Tax Operating Income

The retail POS payment solutions segment pre-tax operating income during 2024 was $128.6 million compared to $132.0 million during 2023. The decrease was primarily the result of the slight decrease in net revenue.

Consolidated Results of Operations

The following table reconciles pre-tax operating income of the Company's U.S. pawn segment, Latin America pawn segment and retail POS payment solutions segment, discussed above, to consolidated net income for the year ended December 31, 2024 as compared to the year ended December 31, 2023 (dollars in thousands):

	Year Ended December 31,		Increase /
	2024	2023	(Decrease)
Consolidated Results of Operations			
Segment pre-tax operating income:			
U.S. pawn	$ **397,293**	$ 336,306	18 %
Latin America pawn	**150,220**	156,222	(4)%
Retail POS payment solutions	**128,629**	132,016	(3)%
Intersegment eliminations [(1)]	**280**	581	(52)%
Consolidated segment pre-tax operating income	**676,422**	625,125	8 %
Corporate expenses and other income:			
Administrative expenses	**173,199**	176,315	(2)%
Depreciation and amortization	**52,809**	59,196	(11)%
Interest expense	**105,226**	93,243	13 %
Interest income	**(1,935)**	(1,469)	32 %
Loss (gain) on foreign exchange	**2,641**	(1,529)	(273)%
Merger and acquisition expenses	**2,228**	7,922	(72)%
Other expenses (income), net	**(522)**	(1,402)	(63)%
Total corporate expenses and other income	**333,646**	332,276	— %
Income before income taxes	**342,776**	292,849	17 %
Provision for income taxes	**83,961**	73,548	14 %
Net income	$ **258,815**	$ 219,301	18 %

[(1)] Represents the elimination of intersegment transactions related to the Company offering AFF's LTO payment solution in its U.S. pawn stores. For further detail, see Note 17 of Notes to Consolidated Financial Statements.

Corporate Expenses and Taxes

Administrative expenses decreased 2% to $173.2 million during 2024 compared to $176.3 million during 2023. As a percentage of revenue, administrative expenses decreased to 5% during 2024 compared to 6% during 2023.

Depreciation and amortization decreased 11% to $52.8 million during 2024 compared to $59.2 million during 2023, primarily due to a scheduled $6.9 million decrease in amortization of acquired AFF intangible assets.

Interest expense increased 13% to $105.2 million during 2024 compared to $93.2 million for 2023, primarily due to higher average total long-term debt balances outstanding. See Note 11 of Notes to Consolidated Financial Statements and "Liquidity and Capital Resources."

Merger and acquisition expenses decreased 72% to $2.2 million during 2024 compared to $7.9 million during 2023, reflecting a decreased level of acquisition activity in 2024 compared to 2023.

Consolidated effective income tax rates for 2024 and 2023 were 24.5% and 25.1%, respectively. The decrease in the effective tax rate was primarily due to an increase in U.S.-sourced income as a result of the U.S. store acquisition activity since the beginning of 2023, which is taxed at a lower rate than the Latin American countries in which the Company operates. See Note 12 of Notes to Consolidated Financial Statements.

Liquidity and Capital Resources

Material Capital Requirements

The Company's primary capital requirements include:

- The expansion of pawn operations through growth of pawn receivables and inventories in existing stores, new store openings, strategic acquisitions of pawn stores and purchases of underlying real estate at existing locations;
- The expansion of retail POS payment solutions operations through growth of the business generated from new and existing merchant partners; and
- The return of capital to shareholders through dividends and stock repurchases.

Other material capital requirements include operating expenses (see Note 4 of Notes to Consolidated Financial Statements regarding operating lease commitments), maintenance capital expenditures related to its facilities, technology platforms, general corporate operating activities, income tax payments and debt service, among others. The Company believes that net cash provided by operating activities and available and unused funds under its revolving unsecured credit facilities will be adequate to meet its liquidity and capital needs for these items over the next 12 months and also in the longer term beyond the next 12 months.

Expand Pawn Operations

The Company intends to continue expansion of its pawn operations through growth of pawn receivables and inventories in existing stores along with new store openings and acquisitions.

During 2024, the Company acquired 28 pawn stores in the U.S., acquired 10 pawn stores in Mexico and acquired one pawn license that was used to open a new pawn store in the state of Nevada for a cumulative purchase price of $107.6 million, net of cash acquired and subject to future post-closing adjustments. The Company evaluates potential acquisitions based upon growth potential, purchase price, available liquidity, strategic fit and quality of management personnel, among other factors. During 2024, the Company also opened 60 new locations in Latin America and one location in the U.S. The combined investment in leasehold improvements and other fixed assets for these new locations totaled $19.3 million.

For 2025, the Company expects to continue adding store locations through new ("de novo") store openings and acquisitions. Future store openings and acquisitions are subject to the Company's ability to identify acquisition opportunities and new location sites in markets with attractive demographics and favorable regulatory environments.

Although viewed by management as a discretionary expenditure not required to operate its pawn stores, the Company may continue to strategically purchase real estate from its landlords at existing stores or in conjunction with pawn store acquisitions as opportunities arise at reasonable valuations. The Company purchased the real estate at 58 store locations, primarily from landlords at existing stores, for a cumulative purchase price of $86.1 million during 2024.

Expand Retail POS Payment Solutions Operations

AFF expects to expand its business primarily by promoting and expanding relationships with both new and existing customers and retail merchant partners. In addition, AFF has made, and intends to continue to make, investments in its customer and merchant support operations and facilities, its technology platforms and its proprietary decisioning platforms and processes. In addition to utilizing cash flows generated from its own operations to fund expected 2025 growth, AFF has access to the additional sources of liquidity described below if needed to fund further expansion activities.

Return of Capital to Shareholders

In January 2025, the Company's Board declared a $0.38 per share first quarter cash dividend on common shares outstanding, or an aggregate of $17.0 million based on the December 31, 2024 share count, to be paid on February 28, 2025 to stockholders of record as of February 14, 2025. While the Company currently expects to continue the payment of quarterly cash dividends, the amount, declaration and payment of cash dividends in the future (quarterly or otherwise) will be made by the Board, from time to time, subject to the Company's financial condition, results of operations, business requirements, compliance with legal requirements, debt covenant restrictions and other relevant factors.

During 2024, the Company repurchased a total of 721,000 shares of common stock at an aggregate cost of $85.0 million and an average cost per share of $117.90. During 2023, the Company repurchased 1,248,000 shares of common stock at an aggregate cost of $114.4 million and an average cost per share of $91.58. The aggregate cost and average cost per share do not include the effect of the 1% excise tax on certain share repurchases enacted under the inflation Reduction Act of 2022. The Company incurred $0.9 million and $1.1 million of excise taxes during 2024 and 2023, respectively.

In July 2023, the Board authorized a common stock repurchase program for up to $200.0 million of the Company's outstanding common stock, of which $115.0 million is currently remaining. The Company intends to continue repurchases under its active share repurchase program, including through open market transactions under trading plans in accordance with Rule 10b5-1 and Rule 10b-18 under the Exchange Act subject to a variety of factors, including, but not limited to, the level of cash balances, liquidity needs, credit availability, debt covenant restrictions, general business and economic conditions, regulatory requirements, the market price of the Company's stock, the Company's dividend policy and the availability of alternative investment opportunities.

Sources of Liquidity

The Company regularly evaluates opportunities to optimize its capital structure, including through consideration of the issuance of debt or equity, to refinance existing debt and to enter into interest rate hedge transactions, such as interest rate swap agreements. As of December 31, 2024, the Company's primary sources of liquidity were $175.1 million in cash and cash equivalents and $528.9 million of available and unused funds under the Company's revolving unsecured credit facilities, subject to certain financial covenants (see Note 11 of Notes to Consolidated Financial Statements). The Company had working capital of $1,064.3 million as of December 31, 2024.

The Company's cash and cash equivalents as of December 31, 2024 included $70.9 million held by its foreign subsidiaries. These cash balances, which are primarily held in Mexican pesos, are associated with foreign earnings the Company has asserted are indefinitely reinvested and which the Company primarily plans to use to support its continued growth plans outside the U.S. through funding of capital expenditures, acquisitions, operating expenses or other similar cash needs of the Company's foreign operations.

The Company's liquidity is affected by a number of factors, including changes in general customer traffic and demand, pawn loan balances, loan-to-value ratios, collection of pawn fees, merchandise sales, inventory levels, LTO merchandise, finance receivable balances, collection of lease and finance receivable payments, seasonality, operating expenses, administrative expenses, expenses related to merger and acquisition activities, litigation-related expenses, tax rates, gold prices, foreign currency exchange rates and the pace of new pawn store expansion and acquisitions. Additionally, a prolonged reduction in earnings and EBITDA could limit the Company's future ability to fully borrow on its credit facilities under current leverage covenants. Regulatory developments affecting the Company's operations may also impact profitability and liquidity. See "Item 1. Business—Governmental Regulation."

If needed, the Company could seek to raise additional funds from a variety of sources, including, but not limited to, repatriation of excess cash held in Latin America, the sale of assets, reductions in operating expenses, capital expenditures and dividends, the forbearance or deferral of operating expenses, the issuance of debt or equity utilizing other structured financing arrangements, the leveraging of currently unencumbered real estate owned by the Company and/or changes to its management of current assets. The characteristics of the Company's current assets, specifically the ability to rapidly liquidate gold jewelry inventory, which accounts for 52% of total inventory, give the Company flexibility to quickly increase cash flow if necessary.

Cash Flows and Liquidity Metrics

The following tables set forth certain historical information with respect to the Company's sources and uses of cash and other key indicators of liquidity (dollars in thousands):

		Year Ended December 31,				
		2024		2023		2022
Cash flow provided by operating activities	$	**539,958**	$	416,142	$	469,305
Cash flow used in investing activities		**(441,591)**		(462,332)		(336,443)
Cash flow (used in) provided by financing activities		**(38,193)**		51,313		(139,273)

		As of December 31,				
		2024		2023		2022
Working capital	$	**1,064,344**	$	971,009	$	835,133
Current ratio		**4.1:1**		3.9:1		3.8:1

Cash Flow Provided by Operating Activities

Net cash provided by operating activities increased $123.8 million, or 30%, from $416.1 million for 2023 to $540.0 million for 2024 due to net changes in certain non-cash adjustments to reconcile net income to operating cash flow and net changes in other operating assets and liabilities (as detailed in the consolidated statements of cash flows) and an increase in net income of $39.5 million.

Cash Flow Used in Investing Activities

Net cash used in investing activities decreased $20.7 million, or 4%, from $462.3 million during 2023 to $441.6 million during 2024. Cash flows from investing activities are utilized primarily to fund acquisitions, purchases of furniture, fixtures, equipment and improvements, which includes capital expenditures for improvements to existing pawn stores and for new pawn store openings and other corporate assets, and discretionary purchases of store real property. In addition, cash flows related to the funding of new pawn loans, net of cash repayments and recovery of principal through the sale of inventories acquired from forfeiture of pawn collateral and changes in net finance receivables, are included in investing activities. The Company paid $68.2 million for furniture, fixtures, equipment and improvements and $86.1 million for discretionary pawn store real property purchases during 2024 compared to $60.1 million and $70.5 million in 2023, respectively. The Company paid $76.0 million in cash related to pawn store acquisitions during 2024 compared to $181.3 million during 2023. The Company funded a net increase in pawn loans of $72.0 million during 2024 and $35.0 million during 2023. The Company funded a net increase in finance receivables of $139.3 million during 2024 and $115.4 million during 2023.

Cash Flow Used in Financing Activities

Net cash provided by financing activities decreased $89.5 million, or 174%, from net cash provided by financing activities of $51.3 million during 2023 to net cash used in financing activities of $38.2 million during 2024. Net payments on the credit facilities were $370.0 million during 2024 compared to net borrowings of $230.3 million during 2023. During 2024, the Company received $500.0 million in proceeds from the private offering of senior unsecured notes which was used to repay a portion of the outstanding balance on the Credit Facility, after payment of fees and expenses related to the offering. The Company paid debt issuance costs of $10.4 million during 2024 compared to $0.3 million during 2023. The Company funded $85.0 million for share repurchases and paid dividends of $65.8 million during 2024, compared to funding $114.4 million of share repurchases and dividends paid of $61.9 million during 2023. In addition, the Company paid withholding taxes on net share settlements of restricted stock awards during 2024 of $7.0 million compared to $2.5 million during 2023.

Non-GAAP Financial Information

The Company uses certain financial calculations such as adjusted net income, adjusted diluted earnings per share, EBITDA, adjusted EBITDA, free cash flow, adjusted free cash flow, adjusted retail POS payment solutions segment metrics and constant currency results as factors in the measurement and evaluation of the Company's operating performance and period-over-period growth. The Company derives these financial calculations on the basis of methodologies other than GAAP, primarily by excluding from a comparable GAAP measure certain items the Company does not consider to be representative of its actual operating performance. These financial calculations are "non-GAAP financial measures" as defined under the SEC rules. The Company uses these non-GAAP financial measures in operating its business because management believes they are less susceptible to variances in actual operating performance that can result from the excluded items, other infrequent charges and currency fluctuations. The Company presents these financial measures to investors because management believes they are useful to investors in evaluating the primary factors that drive the Company's core operating performance and provide greater transparency into the Company's results of operations. However, items that are excluded and other adjustments and assumptions that are made in calculating these non-GAAP financial measures are significant components in understanding and assessing the Company's financial performance. These non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, the Company's GAAP financial measures. Further, because these non-GAAP financial measures are not determined in accordance with GAAP, and are thus susceptible to varying calculations, the non-GAAP financial measures, as presented, may not be comparable to other similarly-titled measures of other companies.

While acquisitions are an important part of the Company's overall strategy, the Company has adjusted the applicable financial calculations to exclude merger and acquisition expenses and amortization of acquired AFF intangible assets. The Company does not consider these items to be related to the organic operations of the acquired businesses or its continuing operations and are generally not relevant to assessing or estimating the long-term performance of the acquired businesses. In addition, excluding these items allows for more accurate comparisons of the financial results to prior periods. Merger and acquisition expenses include incremental costs directly associated with merger and acquisition activities, including professional fees, legal expenses, severance, retention and other employee-related costs, contract breakage costs and costs related to the consolidation of technology systems and corporate facilities, among others.

The Company has certain leases in Mexico which are denominated in U.S. dollars. The lease liability of these U.S.-dollar-denominated leases, which is considered a monetary liability, is remeasured into Mexican pesos using current period exchange rates, resulting in the recognition of foreign currency exchange gains or losses. The Company has adjusted the applicable financial measures to exclude these remeasurement gains or losses (1) because they are non-cash, non-operating items that could create volatility in the Company's consolidated results of operations due to the magnitude of the end of period lease liability being remeasured and (2) to improve comparability of current periods presented with prior periods.

Adjusted Net Income and Adjusted Diluted Earnings Per Share

Management believes the presentation of adjusted net income and adjusted diluted earnings per share provides investors with greater transparency and provides a more complete understanding of the Company's financial performance and prospects for the future by excluding items that management believes are non-operating in nature and are not representative of the Company's core operating performance. In addition, management believes the adjustments shown below are useful to investors in order to allow them to compare the Company's financial results for the current periods presented with the prior periods presented.

The following table provides a reconciliation between net income and diluted earnings per share, calculated in accordance with GAAP, to adjusted net income and adjusted diluted earnings per share, which are shown net of tax (unaudited, in thousands, except per share amounts):

	Year Ended December 31,					
	2024	2023	2022	**2024**	2023	2022
	In Thousands	In Thousands	In Thousands	**Per Share**	Per Share	Per Share
Net income and diluted earnings per share, as reported	**$ 258,815**	$ 219,301	$ 253,495	**$ 5.73**	$ 4.80	$ 5.36
Adjustments, net of tax:						
Merger and acquisition expenses	**1,706**	6,089	2,878	**0.04**	0.13	0.06
Non-cash foreign currency loss (gain) related to lease liability	**2,627**	(1,778)	(930)	**0.06**	(0.04)	(0.02)
AFF purchase accounting and other adjustments	**38,289**	54,341	82,432	**0.85**	1.19	1.74
Gain on revaluation of contingent acquisition consideration	**—**	—	(90,035)	**—**	—	(1.91)
Other expenses (income), net	**1,243**	(1,079)	(2,103)	**0.02**	(0.02)	(0.04)
Adjusted net income and diluted earnings per share	**$ 302,680**	$ 276,874	$ 245,737	**$ 6.70**	$ 6.06	$ 5.19

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) and Adjusted EBITDA

The Company defines EBITDA as net income before income taxes, depreciation and amortization, interest expense and interest income and adjusted EBITDA as EBITDA adjusted for certain items, as listed below, that management considers to be non-operating in nature and not representative of its actual operating performance. The Company believes EBITDA and adjusted EBITDA are commonly used by investors to assess a company's financial performance, and adjusted EBITDA is used as a starting point in the calculation of the consolidated total debt ratio as defined in the Company's senior unsecured notes. The following table provides a reconciliation of net income to EBITDA and adjusted EBITDA (unaudited, in thousands):

| | Year Ended December 31, | | |
	2024	2023	2022
Net income	$ **258,815**	$ 219,301	$ 253,495
Income taxes	**83,961**	73,548	70,138
Depreciation and amortization [(1)]	**104,941**	109,161	103,832
Interest expense	**105,226**	93,243	70,708
Interest income	**(1,935)**	(1,469)	(1,313)
EBITDA	**551,008**	493,784	496,860
Adjustments:			
Merger and acquisition expenses	**2,228**	7,922	3,739
Non-cash foreign currency loss (gain) related to lease liability	**3,755**	(2,540)	(1,329)
AFF purchase accounting and other adjustments [(2)]	**—**	13,968	50,354
Gain on revaluation of contingent acquisition consideration	**—**	—	(109,549)
Other expenses (income), net	**1,446**	(1,402)	(2,731)
Adjusted EBITDA	$ **558,437**	$ 511,732	$ 437,344

[(1)] Includes $49.7 million, $56.6 million and $56.7 million of amortization expense related to identifiable intangible assets as a result of the AFF acquisition for 2024, 2023 and 2022, respectively.

[(2)] The following table details AFF purchase accounting and other adjustments (in thousands):

| | Year Ended December 31, | | |
| | **2024** | 2023 | 2022 |
	Pre-tax	Pre-tax	Pre-tax
Amortization of fair value adjustment on acquired finance receivables	$ —	$ —	$ 42,657
Amortization of fair value adjustment on acquired leased merchandise	—	—	7,697
Other non-recurring costs included in administrative expenses related to a discontinued finance product	—	13,968	—
Total AFF purchase accounting and other adjustments	$ —	$ 13,968	$ 50,354

Free Cash Flow and Adjusted Free Cash Flow

For purposes of its internal liquidity assessments, the Company considers free cash flow and adjusted free cash flow. The Company defines free cash flow as cash flow from operating activities less purchases of furniture, fixtures, equipment and improvements and net fundings/repayments of pawn loan and finance receivables, which are considered to be operating in nature by the Company but are included in cash flow from investing activities. Adjusted free cash flow is defined as free cash flow adjusted for merger and acquisition expenses paid that management considers to be non-operating in nature.

Free cash flow and adjusted free cash flow are commonly used by investors as additional measures of cash, generated by business operations, that may be used to repay scheduled debt maturities and debt service or, following payment of such debt obligations and other non-discretionary items, that may be available to invest in future growth through new business development activities or acquisitions, repurchase stock, pay cash dividends or repay debt obligations prior to their maturities. These metrics can also be used to evaluate the Company's ability to generate cash flow from business operations and the impact that this cash flow has on the Company's liquidity. However, free cash flow and adjusted free cash flow have limitations as analytical tools and should not be considered in isolation or as a substitute for cash flow from operating activities or other income statement data prepared in accordance with GAAP. The following table reconciles cash flow from operating activities to free cash flow and adjusted free cash flow (unaudited, in thousands):

	Year Ended December 31,					
	2024		2023		2022	
Cash flow from operating activities	$	**539,958**	$	416,142	$	469,305
Cash flow from investing activities:						
Pawn loans, net [1]		**(71,999)**		(34,978)		(35,817)
Finance receivables, net		**(139,314)**		(115,442)		(85,353)
Purchases of furniture, fixtures, equipment and improvements		**(68,245)**		(60,148)		(35,586)
Free cash flow		**260,400**		205,574		312,549
Merger and acquisition expenses paid, net of tax benefit		**1,706**		6,089		2,878
Adjusted free cash flow	$	**262,106**	$	211,663	$	315,427

[1] Includes the funding of new loans net of cash repayments and recovery of principal through the sale of inventories acquired from forfeiture of pawn collateral.

Retail POS Payment Solutions Segment Purchase Accounting Adjustments

Management believes the presentation of certain retail POS payment solutions segment metrics, adjusted to exclude the impacts of purchase accounting, provides investors with greater transparency and provides a more complete understanding of AFF's financial performance and prospects for the future by excluding the impacts of purchase accounting, which management believes is non-operating in nature and not representative of AFF's core operating performance.

Additionally, the following table provides reconciliations of total revenue and total net revenue, presented in accordance with GAAP, to adjusted total revenue and adjusted net revenue, which excludes the impacts of purchase accounting (in thousands):

	Year Ended December 31,					
	2024		2023		2022	
Total revenue, as reported	$	**3,388,514**	$	3,151,796	$	2,728,942
AFF purchase accounting and other adjustments [1]		**—**		—		42,657
Adjusted total revenue	$	**3,388,514**	$	3,151,796	$	2,771,599
Total net revenue, as reported	$	**1,629,532**	$	1,507,239	$	1,264,586
AFF purchase accounting and other adjustments [1]		**—**		—		50,354
Adjusted total net revenue	$	**1,629,532**	$	1,507,239	$	1,314,940

[1] As a result of purchase accounting, AFF's as reported amount for 2022 contains significant fair value adjustments. The adjusted amount for 2022 excludes these fair value purchase accounting adjustments.

Constant Currency Results

The Company's reporting currency is the U.S. dollar, however, certain performance metrics discussed in this report are presented on a "constant currency" basis, which is considered a non-GAAP financial measure. The Company's management uses constant currency results to evaluate operating results of business operations in Latin America, which are transacted in local currencies in Mexico, Guatemala and Colombia. The Company also has operations in El Salvador, where the reporting and functional currency is the U.S. dollar.

The Company believes constant currency results provide valuable supplemental information regarding the underlying performance of its business operations in Latin America, consistent with how the Company's management evaluates such performance and operating results. Constant currency results reported herein are calculated by translating certain balance sheet and income statement items denominated in local currencies using the exchange rate from the prior-year comparable period, as opposed to the current comparable period, in order to exclude the effects of foreign currency rate fluctuations for purposes of evaluating period-over-period comparisons. See the Latin America pawn segment tables in "Results of Operations" above for additional reconciliation of certain constant currency amounts to as reported GAAP amounts.

The following table provides exchange rates for the Mexican peso, Guatemalan quetzal and Colombian peso for the current and prior-year periods:

	2024		2023		2022
	Rate	% Change Over Prior-Year Period Favorable / (Unfavorable)	Rate	% Change Over Prior-Year Period Favorable / (Unfavorable)	Rate
Mexican peso / U.S. dollar exchange rate:					
End-of-period	20.3	(20)%	16.9	13 %	19.4
Twelve months ended	18.3	(3)%	17.8	11 %	20.1
Guatemalan quetzal / U.S. dollar exchange rate:					
End-of-period	7.7	1 %	7.8	1 %	7.9
Twelve months ended	7.8	— %	7.8	(1)%	7.7
Colombian peso / U.S. dollar exchange rate:					
End-of-period	4,409	(15)%	3,822	21 %	4,810
Twelve months ended	4,071	6 %	4,328	(2)%	4,253

Effects of Inflation

While the impacts of inflation have been widely reported and may be ongoing into the foreseeable future, the Company does not believe inflation had a material effect on the Company's overall results of operations in 2024. Depending on the severity and persistence of these inflationary pressures, the Company could see a negative impact on its customers' ability to pay for its goods and services, including an impact on the collectability of its accounts receivable, which could result in increased charge-offs of AFF's finance receivables and leased merchandise as well as increases in wages and other operating costs. However, inflationary economic environments could also benefit the Company by increasing customer demand for value-priced products, lending services in its pawn stores and demand for POS payment solutions provided by AFF.

Seasonality

The Company's business is subject to seasonal variations, and operating results for each quarter and year-to-date periods are not necessarily indicative of the results of operations for the full year. Typically, the Company experiences seasonal growth of pawn service fees in the third and fourth quarter of each year due to pawn loan balance growth. Pawn service fees generally decline in the first and second quarter of each year after the typical repayment period of pawn loans due to statutory bonuses received by customers in the fourth quarter in Mexico and with tax refund proceeds received by customers in the first quarter in the U.S. In addition, AFF customers generally exercise the early buyout option on their existing lease or finance receivable more frequently during the first quarter due to tax refund proceeds. Retail sales are seasonally higher in the fourth quarter as a result of holiday shopping and, to a lesser extent, in the first quarter due to the disbursement of tax refunds in the U.S.

Recent Accounting Pronouncements

See discussion in Note 2 of Notes to Consolidated Financial Statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risks relating to the Company's operations result primarily from changes in interest rates, gold prices and foreign currency exchange rates. The impact of current-year fluctuations in foreign currency exchange rates, in particular, are further discussed in Part II, Item 7 herein. The Company does not engage in speculative or leveraged transactions, nor does it hold or issue financial instruments for trading purposes.

Gold Price Risk

The Company has significant holdings of gold in the form of jewelry inventories and pawn collateral, and a significant portion of retail merchandise sales are gold jewelry, as are most of the wholesale scrap jewelry sales. At December 31, 2024, the Company held approximately $174.0 million in jewelry inventories, which were primarily gold, representing 52% of total inventory. In addition, approximately $336.6 million, or 65%, of total pawn loans were collateralized by jewelry, which was also primarily gold. Of the Company's total retail merchandise revenue during 2024, approximately $602.8 million, or 40%, was from jewelry sales. During 2024, the average market price of gold increased by 23% from $1,942 to $2,385 per ounce. The price of gold at December 31, 2024 was $2,609 per ounce compared to $2,078 at December 31, 2023. A significant and sustained decline in the price of gold would negatively impact the value of jewelry inventories held by the Company and the value of gold jewelry pledged as collateral by pawn customers. As a result, the Company's profit margins from the sale of existing jewelry inventories could be negatively impacted, as could the potential profit margins on gold jewelry currently pledged as collateral by pawn customers if forfeited by the customer. In addition, a decline in gold prices could result in a lower balance of pawn loans outstanding for the Company, as customers generally would receive lower loan amounts for individual pieces of pledged gold jewelry, although the Company believes that many customers would be willing to add additional items of value to their pledge in order to obtain the desired loan amount, thus mitigating a portion of this risk.

Foreign Currency Risk

The financial statements of the Company's subsidiaries in Mexico, Guatemala and Colombia are translated into U.S. dollars using period-end exchange rates for assets and liabilities and average exchange rates for revenues and expenses. Adjustments resulting from translating net assets are reported as a separate component of accumulated other comprehensive income (loss) within stockholders' equity under the caption "currency translation adjustment." Exchange rate gains or losses related to foreign currency transactions are recognized as transaction gains or losses in the Company's income statement as incurred. The Company also has operations in El Salvador where the reporting and functional currency is the U.S. dollar.

On a dollar-translated basis, Latin America revenues and cost of revenues accounted for 24% and 22%, respectively, of consolidated amounts for the year ended December 31, 2024. The majority of Latin America revenues and expenses are denominated in currencies other than the U.S. dollar, and the Company, therefore, has foreign currency risk related to these currencies, which are primarily the Mexican peso, and, to a much lesser extent, the Guatemalan quetzal and Colombian peso.

Accordingly, changes in exchange rates, and in particular a weakening of foreign currencies relative to the U.S. dollar, may negatively affect the Company's revenue and earnings of its Latin America pawn operations as expressed in U.S. dollars. For the year ended December 31, 2024, the Company's Latin America revenues and pre-tax operating income would have been approximately $21.3 million and $3.6 million higher, respectively, had foreign currency exchange rates remained consistent with those for the year ended December 31, 2023. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations" for further discussion of Latin America constant currency results.

The Company does not use long-term foreign exchange contracts or derivatives to hedge foreign currency exposures. The volatility of exchange rates depends on many factors that it cannot forecast with reliable accuracy. The Company's continued Latin America expansion increases exposure to exchange rate fluctuations and, as a result, such fluctuations could have a significant impact on future results of operations. The average value of the Mexican peso to the U.S. dollar exchange rate for 2024 was 18.3 to 1 compared to 17.8 to 1 in 2023 and 20.1 to 1 in 2022. A one-point change in the average Mexican peso to the U.S. dollar exchange rate would have impacted 2024 annual earnings by approximately $3.4 million. The impact of foreign exchange rates in Guatemala and Colombia is not material to the Company's financial position or results of operations.

Interest Rate Risk

The Company is potentially exposed to market risk in the form of interest rate risk for its long-term unsecured lines of credit. At December 31, 2024, the Company had $198.0 million outstanding under its U.S. revolving line of credit. The revolving lines of credit are generally priced with a variable rate based on a fixed spread over SOFR or the Mexican Central Bank's interbank equilibrium rate ("TIIE") and repriced with any changes in SOFR or TIIE. Based on the $198.0 million in outstanding borrowings at December 31, 2024, a 1% (100 basis points) increase in interest rates would have increased the Company's annual interest expense by approximately $2.0 million for 2024.

Interest rate fluctuations will generally not affect the Company's future earnings or cash flows on its fixed rate debt unless such instruments mature or are otherwise terminated. However, interest rate changes will affect the fair value of the Company's fixed rate instruments. At December 31, 2024, the fair value of the Company's fixed rate debt was approximately $1,503.0 million and the outstanding principal of the Company's fixed rate debt was $1,550.0 million. The fair value estimate of the Company's fixed rate debt was estimated based on quoted prices in markets that are not active. Changes in assumptions or estimation methodologies may have a material effect on this estimated fair value. As the Company has the ability to hold its fixed rate instruments to maturity, and the amounts due under such instruments would be limited to the outstanding principal balance and any accrued and unpaid interest, the Company does not expect that fluctuations in interest rates, and the resulting change in fair value of its fixed rate instruments, would have a significant impact on the Company's operations.

The Company's cash and cash equivalents are sometimes invested in money market accounts. Accordingly, the Company is subject to changes in market interest rates. However, the Company does not believe a change in these rates would have a material adverse effect on the Company's operating results, financial condition, or cash flows.

Item 8. Financial Statements and Supplementary Data

The financial statements prepared in accordance with Regulation S-X are included in a separate section of this report. See the index to Financial Statements at Item 15(a)(1) and (2) of this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company's management, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) under the Exchange Act) as of December 31, 2024 (the "Evaluation Date"). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective.

Limitations on Effectiveness of Controls and Procedures

The Company's management, including its Chief Executive Officer and Chief Financial Officer, does not expect the Company's disclosure controls and procedures or internal controls will prevent all possible error and fraud. The Company's disclosure controls and procedures are, however, designed to provide reasonable assurance of achieving their objectives, and the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective at that reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of the Company's internal control over financial reporting. Internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (3) provide reasonable assurance that receipts and expenditures are being made only in accordance with appropriate authorization of management and the board of directors, and (4) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. To make this assessment, management used the criteria for effective internal control over financial reporting described in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2024, the Company's internal control over financial reporting is effective based on those criteria.

The Company's internal control over financial reporting as of December 31, 2024 has been audited by RSM US LLP, the independent registered public accounting firm that audited the Company's financial statements included in this report, and RSM US LLP's attestation report is included below.

Changes in Internal Control Over Financial Reporting

There have been no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of FirstCash Holdings, Inc.

Opinion on the Internal Control Over Financial Reporting
We have audited FirstCash Holdings, Inc.'s (the Company's) internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes to the consolidated financial statements and our report dated February 3, 2025 expressed an unqualified opinion.

Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ RSM US LLP

Dallas, Texas
February 3, 2025

Item 9B. Other Information

Rule 10b5-1 Trading Plans and Other Non-Rule 10b5-1 Trading Plans

None of the Company's directors or officers adopted, modified or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement, as such terms are defined under Item 408(a) of Regulation S-K, during the three months ended December 31, 2024.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by Item 10 to this Annual Report on Form 10-K with respect to the directors, executive officers and compliance with Section 16(a) of the Exchange Act is incorporated herein by reference from the information provided under the headings "Election of Directors," "Executive Officers," and "Corporate Governance, Board Matters and Director Compensation" contained in the Company's Proxy Statement, to be filed with the SEC in connection with the solicitation of proxies for the Company's 2025 Annual Meeting of Stockholders (the "2025 Proxy Statement").

The Company has adopted a Code of Ethics that applies to all of its directors, officers, and employees. This Code of Ethics is publicly available on the Company's website at **www.firstcash.com**. The Company intends to disclose future amendments to, or waivers from, certain provisions of its Code of Ethics on its website in accordance with applicable Nasdaq and SEC requirements. Copies of the Company's Code of Ethics are also available, free of charge, by submitting a written request to FirstCash Holdings, Inc., Investor Relations, 1600 West 7th Street, Fort Worth, Texas 76102.

The Company has adopted an Insider Trading Policy ("Insider Trading Policy") that governs the purchase, sale, and other dispositions of Company securities by its directors, officers, and employees. The Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules, and regulations, and applicable listing standards. The Insider Trading Policy states, among other things, that the Company's directors, officers, and employees are prohibited from trading in such securities while in possession of material, nonpublic information. A copy of the Company's Insider Trading Policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

Item 11. Executive Compensation

The information required by Item 11 to this Annual Report on Form 10-K is incorporated herein by reference from the information provided under the headings "Executive Compensation" and "Compensation Committee Interlocks and Insider Participation" of the 2025 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 to this Annual Report on Form 10-K is incorporated herein by reference from the information provided under the heading "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of the 2025 Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 to this Annual Report on Form 10-K is incorporated herein by reference from the information provided under the headings "Certain Relationships and Related Person Transactions" and "Corporate Governance, Board Matters and Director Compensation" of the 2025 Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required by Item 14 to this Annual Report on Form 10-K is incorporated herein by reference from the information provided under the heading "Ratification of Independent Registered Public Accounting Firm" of the 2025 Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

(1) Consolidated Financial Statements: Page

Report of Independent Registered Public Accounting Firm (PCAOB ID: 49)   F-1

Consolidated Balance Sheets   F-3

Consolidated Statements of Income   F-4

Consolidated Statements of Comprehensive Income   F-5

Consolidated Statements of Changes in Stockholders' Equity   F-6

Consolidated Statements of Cash Flows   F-9

Notes to Consolidated Financial Statements   F-11

(2) All schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

(3) Exhibits:

Exhibit No.	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
3.1	Amended and Restated Certificate of Incorporation of FirstCash Holdings, Inc., dated December 16, 2021	8-K12B	001-10960	3.1	12/16/2021	
3.2	Amended and Restated Bylaws of FirstCash Holdings, Inc., dated December 16, 2021	8-K12B	001-10960	3.2	12/16/2021	
4.1	Common Stock Specimen	S-1	33-48436	4.2a	06/05/1992	
4.2	Indenture, dated as of August 26, 2020, by and among FirstCash, Inc., the guarantors listed therein and BOKF, NA (including the form of Note attached as an exhibit thereto).	8-K	001-10960	4.1	08/26/2020	
4.3	First Supplemental Indenture, dated November 17, 2021, by and among FirstCash, Inc., the guarantors listed therein and BOKF, N.A.	8-K	001-10960	4.1	12/07/2021	
4.4	Indenture, dated as of December 13, 2021, by and among FirstCash, Inc., the guarantors listed therein and BOKF, N.A. (including the form of Note attached as an exhibit thereto)	8-K	001-10960	4.1	12/13/2021	
4.5	Indenture, dated as of February 21, 2024, by and among FirstCash, Inc., the guarantors listed therein and BOKF, NA (including the form of Note attached as an exhibit thereto).	8-K	001-10960	4.1	02/21/2024	
4.6	Description of Securities					X
10.1	First Cash Financial Services, Inc. 2004 Long-Term Incentive Plan *	DEF 14A	0-19133	C	04/29/2004	
10.2	First Cash Financial Services, Inc. 2011 Long-Term Incentive Plan *	DEF 14A	0-19133	A	04/28/2011	
10.3	Amendment to the FirstCash, Inc. 2011 Long-Term Incentive Plan *	S-8	333-214452	99.2	11/04/2016	
10.4	First Cash 401(k) Profit Sharing Plan, as amended effective as of October 1, 2010 (executed on August 5, 2010)	S-8	333-106881	4(g)	05/31/2012	

Exhibit No.	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.5	Amended and Restated Credit Agreement, dated July 25, 2016, between First Cash Financial Services, Inc., certain subsidiaries of the borrower from time to time party thereto, the lenders party thereto, and Wells Fargo Bank, National Association	8-K	0-19133	10.1	07/26/2016	
10.6	Performance-Based Restricted Stock Unit Award Agreement *	10-Q	001-10960	10.1	05/05/2017	
10.7	First Amendment to Amended and Restated Credit Agreement and Waiver, dated May 30, 2017, between FirstCash, Inc., certain subsidiaries of the borrower from time to time party thereto, the lenders party thereto, and Wells Fargo Bank, National Association	8-K	001-10960	10.1	05/31/2017	
10.8	Employment Agreement, dated July 30, 2018, between Raul Ramos and FirstCash, Inc. *	10-Q	001-10960	10.1	08/01/2018	
10.9	Second Amendment to Amended and Restated Credit Agreement, dated October 4, 2018, between FirstCash, Inc., certain subsidiaries of the borrower from time to time party thereto, the lenders party thereto, and Wells Fargo Bank, National Association	8-K	001-10960	10.1	10/04/2018	
10.10	FirstCash, Inc. 2019 Long-Term Incentive Plan *	DEF 14A	001-10960	B	04/26/2019	
10.11	Third Amendment to Amended and Restated Credit Agreement, dated December 19, 2019, between FirstCash, Inc., certain subsidiaries of the borrower from time to time party thereto, the lenders party thereto, and Wells Fargo Bank, National Association	8-K	001-10960	10.1	12/19/2019	
10.12	Fourth Amendment to Amended and Restated Credit Agreement, dated November 9, 2020, between FirstCash, Inc., certain subsidiaries of the borrower from time to time party thereto, the lenders party thereto, and Wells Fargo Bank, National Association	8-K	001-10960	10.1	11/10/2020	
10.13	Fifth Amendment to Amended and Restated Credit Agreement, dated December 8, 2021, by and among FirstCash, Inc., the guarantors and lenders listed herein and Wells Fargo Bank, National Association	8-K	001-10960	10.1	12/13/2021	
10.14	Assignment and Assumption Agreement, dated December 16, 2021, between FirstCash, Inc. and FirstCash Holdings, Inc.	8-K12B	001-10960	10.1	12/16/2021	
10.15	Registration Rights Agreement, dated as of December 17, 2021, by and among FirstCash Holdings, Inc. and certain seller parties thereto	8-K	001-10960	10.1	12/17/2021	
10.16	Employment Agreement, dated February 25, 2022, between Rick L. Wessel and FirstCash Holdings, Inc. *	10-K	001-10960	10.17	02/28/2022	
10.17	Employment Agreement, dated February 25, 2022, between T. Brent Stuart and FirstCash Holdings, Inc. *	10-K	001-10960	10.18	02/28/2022	
10.18	Employment Agreement, dated February 25, 2022, between R. Douglas Orr and FirstCash Holdings, Inc. *	10-K	001-10960	10.19	02/28/2022	

Exhibit No.	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.19	Employment Agreement, dated February 25, 2022, between Howard F. Hambleton and FirstCash Holdings, Inc. *	10-K	001-10960	10.20	02/28/2022	
10.20	Sixth Amendment to Amended and Restated Credit Agreement, dated August 30, 2022, between FirstCash Holdings, Inc., FirstCash, Inc., certain subsidiaries of the borrower from time to time party thereto, the lenders party thereto, and Wells Fargo Bank, National Association	8-K	001-10960	10.1	08/31/2022	
10.21	Seventh Amendment to Amended and Restated Credit Agreement, dated October 18, 2023, between FirstCash Holdings, Inc., FirstCash, Inc., certain subsidiaries of the borrower from time to time party thereto, the lenders party thereto, and Wells Fargo Bank, National Association	10-Q	001-10960	10.1	10/30/2023	
10.22	Employment Agreement, dated April 2, 2024, between Daniel R. Feehan and FirstCash Holdings, Inc. *	10-Q	001-10960	10.1	04/29/2024	
10.23	Eighth Amendment to Amended and Restated Credit Agreement, dated August 8, 2024, between FirstCash Holdings, Inc., FirstCash, Inc., certain subsidiaries of the borrower from time to time party thereto, the lenders party thereto, and Wells Fargo Bank, National Association, as administrative agent *	8-K	001-10960	10.1	08/09/2024	
19.1	Insider Trading Policy, dated April 26, 2023 *					X
21.1	Subsidiaries					X
23.1	Consent of Independent Registered Public Accounting Firm, RSM US LLP					X
31.1	Certification Pursuant to Exchange Act Section 13(a)-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act, provided by Rick L. Wessel, Chief Executive Officer					X
31.2	Certification Pursuant to Exchange Act Section 13(a)-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act, provided by R. Douglas Orr, Chief Financial Officer					X
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, provided by Rick L. Wessel, Chief Executive Officer					X
32.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, provided by R. Douglas Orr, Chief Financial Officer					X
97.1	FirstCash Holdings, Inc. Compensation Recoupment Policy (effective October 25, 2023) *	10-K	001-10960	97.1	02/05/2024	
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document					X

Exhibit No.	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
101.SCH	Inline XBRL Taxonomy Extension Schema Document					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					X
104	Cover Page Interactive Data File (embedded within the Inline XBRL document contained in Exhibit 101)					X

* Indicates management contract or compensatory plan, contract or arrangement.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 3, 2025

FIRSTCASH HOLDINGS, INC.
(Registrant)

/s/ RICK L. WESSEL
Rick L. Wessel
Chief Executive Officer
(On behalf of the Registrant)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ RICK L. WESSEL Rick L. Wessel	Vice-Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	February 3, 2025
/s/ R. DOUGLAS ORR R. Douglas Orr	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 3, 2025
/s/ DANIEL R. FEEHAN Daniel R. Feehan	Chairman of the Board	February 3, 2025
/s/ DANIEL E. BERCE Daniel E. Berce	Director	February 3, 2025
/s/ MARTHEA DAVIS Marthea Davis	Director	February 3, 2025
/s/ MIKEL D. FAULKNER Mikel D. Faulkner	Director	February 3, 2025
/s/ PAULA K. GARRETT Paula K. Garrett	Director	February 3, 2025
/s/ JAMES H. GRAVES James H. Graves	Director	February 3, 2025
/s/ RANDEL G. OWEN Randel G. Owen	Director	February 3, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of FirstCash Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of FirstCash Holdings, Inc. and its subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated February 3, 2025, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for loan losses—finance receivables

As described in Notes 2 and 7 to the consolidated financial statements, the Company established an allowance for loan losses on its finance receivables of $117.0 million as of December 31, 2024, which was estimated using the Company's expected lifetime loss model. Loan losses on finance receivables were estimated and recognized upon purchase of the receivable, based on expected loan losses for the full contractual life of the finance receivable. The Company's expected lifetime loss model segmented the finance receivable population into monthly pools of receivable origination vintages by loan product and estimated the allowance for loan losses by applying modeled loss rates derived from historical loss information. The Company then adjusted the historical loss information for observable and forecasted economic conditions and qualitative factors to address recent and forecasted business trends including, but not limited to, loss trends, delinquency levels, economic conditions, underwriting and collection practices.

The determination of the allowance for loan losses on finance receivables was subjective and required management to make significant judgements related to the selection and application of modeled loss rates, the incorporation of observable and forecasted economic conditions, and adjustments to address recent and forecasted business trends. We identified the allowance for loan losses on finance receivable portfolios as a critical audit matter as auditing the judgements surrounding the selection of modeled loss rates, incorporation of observable and forecasted economic conditions, and adjustments to address recent and forecasted business trends, was complex and required a high degree of auditor judgement and subjectivity.

Our audit procedures related to the Company's allowance for loan losses on finance receivables, specifically the selection and application of modeled loss rates and adjustments to address recent and forecasted business trends, included the following, among others:

- We obtained an understanding of the relevant controls related to the allowance for loan losses, including the application of modeled loss rates, observable and forecasted economic conditions and qualitative factors and tested such controls for design and operating effectiveness, including controls related to management's review of the observable and forecasted economic conditions, qualitative factors and application of modeled loss rates and approval of the allowance for loan losses calculation.
- We tested the completeness and accuracy of data inputs into the expected lifetime loss model, including historical monthly origination balances and loss rates, by tracing to internal source documents.
- We evaluated key assumptions and judgements surrounding the selection of modeled loss rates and adjustments to address recent and forecasted business trends, including delinquency rates, for reasonableness by comparing to internal source data.

Allowance for lease losses—leased merchandise
As described in Notes 2 and 8 to the consolidated financial statements, the Company established an allowance for lease losses on its portfolio of leased merchandise of $80.3 million as of December 31, 2024, representing estimated losses expected on its lease agreements. The Company estimated this allowance based on historical loss experience and gave consideration to recent and forecasted business trends including, but not limited to, loss trends, delinquency levels, economic conditions, underwriting and collection practices.

The determination of the allowance for lease losses on leased merchandise was subjective and required management to make significant judgements related to the selection and application of historical loss experience and adjustments for recent and forecasted business trends. We identified the allowance for lease losses on leased merchandise as a critical audit matter as auditing the judgements surrounding the selection and application of historical loss experience and adjustments for recent and forecasted business trends was complex and required a high degree of auditor judgement and subjectivity.

Our audit procedures related to the Company's allowance for lease losses on leased merchandise, specifically the selection and application of historical loss experience and adjustments for recent and forecasted business trends, included the following, among others:

- We obtained an understanding of the relevant controls related to the allowance for lease losses, including the adjustments for recent and forecasted business trends and application of historical loss experience, and tested such controls for design and operating effectiveness, including controls related to management's review of the adjustments for recent and forecasted business trends and application of historical loss experience and approval of the allowance for lease losses calculation.
- We tested the completeness and accuracy of data inputs into the allowance for lease losses model, including historical loss experience, by tracing to internal source documents.
- We evaluated key assumptions and judgements surrounding the selection of historical loss experience and adjustments for recent and forecasted business trends for reasonableness by comparing to internal source data.

/s/ RSM US LLP

We have served as the Company's auditor since 2016.

Dallas, Texas
February 3, 2025

FIRSTCASH HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share amounts)

	December 31,	
	2024	2023
ASSETS		
Cash and cash equivalents	$ **175,095**	$ 127,018
Accounts receivable, net	**73,325**	71,922
Pawn loans	**517,867**	471,846
Finance receivables, net	**147,501**	113,901
Inventories	**334,580**	312,089
Leased merchandise, net	**128,437**	171,191
Prepaid expenses and other current assets	**26,943**	38,634
Total current assets	**1,403,748**	1,306,601
Property and equipment, net	**717,916**	632,724
Operating lease right of use asset	**324,646**	328,458
Goodwill	**1,787,172**	1,727,652
Intangible assets, net	**228,858**	277,724
Other assets	**9,934**	10,242
Deferred tax assets, net	**4,712**	6,514
Total assets	$ **4,476,986**	$ 4,289,915
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accrued liabilities	$ **171,540**	$ 163,050
Customer deposits and prepayments	**72,703**	70,580
Lease liability, current	**95,161**	101,962
Total current liabilities	**339,404**	335,592
Revolving unsecured credit facilities	**198,000**	568,000
Senior unsecured notes	**1,531,346**	1,037,647
Deferred tax liabilities, net	**128,574**	136,773
Lease liability, non-current	**225,498**	215,485
Total liabilities	**2,422,822**	2,293,497
Commitments and contingencies (Note 13)		
Stockholders' equity:		
Common stock; $0.01 par value; 90,000 shares authorized;		
57,547 and 57,322 shares issued, respectively;		
44,752 and 45,108 shares outstanding, respectively	**575**	573
Additional paid-in capital	**1,767,569**	1,741,046
Retained earnings	**1,411,083**	1,218,029
Accumulated other comprehensive loss	**(129,596)**	(43,037)
Common stock held in treasury, **12,795** and 12,214 shares at cost, respectively	**(995,467)**	(920,193)
Total stockholders' equity	**2,054,164**	1,996,418
Total liabilities and stockholders' equity	$ **4,476,986**	$ 4,289,915

The accompanying notes are an integral part of these consolidated financial statements.

FIRSTCASH HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)

		Year Ended December 31,				
		2024		2023		2022
Revenue:						
Retail merchandise sales	$	**1,507,096**	$	1,381,272	$	1,261,136
Pawn loan fees		**737,126**		658,536		561,390
Leased merchandise income		**766,241**		752,682		622,163
Interest and fees on finance receivables		**245,891**		233,818		181,280
Wholesale scrap jewelry sales		**132,160**		125,488		102,973
Total revenue		**3,388,514**		3,151,796		2,728,942
Cost of revenue:						
Cost of retail merchandise sold		**909,685**		832,393		764,553
Depreciation of leased merchandise		**433,306**		411,455		353,495
Provision for lease losses		**163,395**		175,858		139,502
Provision for loan losses		**143,827**		123,030		118,502
Cost of wholesale scrap jewelry sold		**108,769**		101,821		88,304
Total cost of revenue		**1,758,982**		1,644,557		1,464,356
Net revenue		**1,629,532**		1,507,239		1,264,586
Expenses and other income:						
Operating expenses		**900,978**		832,149		728,909
Administrative expenses		**173,199**		176,315		147,943
Depreciation and amortization		**104,941**		109,161		103,832
Interest expense		**105,226**		93,243		70,708
Interest income		**(1,935)**		(1,469)		(1,313)
Loss (gain) on foreign exchange		**2,641**		(1,529)		(585)
Merger and acquisition expenses		**2,228**		7,922		3,739
Gain on revaluation of contingent acquisition consideration		**—**		—		(109,549)
Other expenses (income), net		**(522)**		(1,402)		(2,731)
Total expenses and other income		**1,286,756**		1,214,390		940,953
Income before income taxes		**342,776**		292,849		323,633
Provision for income taxes		**83,961**		73,548		70,138
Net income	$	**258,815**	$	219,301	$	253,495
Earnings per share:						
Basic	$	**5.76**	$	4.82	$	5.37
Diluted		**5.73**		4.80		5.36

The accompanying notes are an integral part of these consolidated financial statements.

FIRSTCASH HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

| | Year Ended December 31, | | | | | |
	2024		2023		2022	
Net income	$	**258,815**	$	219,301	$	253,495
Other comprehensive income (loss):						
Currency translation adjustment		**(86,559)**		63,536		24,726
Comprehensive income	$	**172,256**	$	282,837	$	278,221

The accompanying notes are an integral part of these consolidated financial statements.

FIRSTCASH HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in thousands, except per share amounts)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Common Stock Held in Treasury		Total Stockholders' Equity
	Shares	Amount				Shares	Amount	
As of 12/31/2023	57,322	$ 573	$ 1,741,046	$ 1,218,029	$ (43,037)	12,214	$ (920,193)	$ 1,996,418
Shares issued under share-based compensation plan, net of 59 shares net-settled	—	—	(17,583)	—	—	(140)	10,576	(7,007)
Shares issued upon acquisition of pawn stores	225	2	29,320	—	—	—	—	29,322
Share-based compensation expense	—	—	14,786	—	—	—	—	14,786
Net income	—	—	—	258,815	—	—	—	258,815
Cash dividends ($1.46 per share)	—	—	—	(65,761)	—	—	—	(65,761)
Currency translation adjustment	—	—	—	—	(86,559)	—	—	(86,559)
Purchases of treasury stock, including excise tax	—	—	—	—	—	721	(85,850)	(85,850)
As of 12/31/2024	**57,547**	**$ 575**	**$ 1,767,569**	**$ 1,411,083**	**$ (129,596)**	**12,795**	**$ (995,467)**	**$ 2,054,164**

The accompanying notes are an integral part of these consolidated financial statements.

FIRSTCASH HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
CONTINUED
(in thousands, except per share amounts)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Common Stock Held in Treasury Shares	Common Stock Held in Treasury Amount	Total Stockholders' Equity
As of 12/31/2022	57,322	$ 573	$ 1,734,528	$ 1,060,603	$ (106,573)	11,030	$ (809,365)	$ 1,879,766
Shares issued under share-based compensation plan, net of 28 shares net-settled	—	—	(7,156)	—	—	(64)	4,693	(2,463)
Share-based compensation expense	—	—	13,674	—	—	—	—	13,674
Net income	—	—	—	219,301	—	—	—	219,301
Cash dividends ($1.36 per share)	—	—	—	(61,875)	—	—	—	(61,875)
Currency translation adjustment	—	—	—	—	63,536	—	—	63,536
Purchases of treasury stock, including excise tax	—	—	—	—	—	1,248	(115,521)	(115,521)
As of 12/31/2023	57,322	$ 573	$ 1,741,046	$ 1,218,029	$ (43,037)	12,214	$ (920,193)	$ 1,996,418

The accompanying notes are an integral part of these consolidated financial statements.

FIRSTCASH HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
CONTINUED
(in thousands, except per share amounts)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Common Stock Held in Treasury		Total Stockholders' Equity
	Shares	Amount				Shares	Amount	
As of 12/31/2021	57,322	$ 573	$ 1,724,956	$ 866,679	$ (131,299)	8,843	$ (652,782)	$ 1,808,127
Shares issued under share-based compensation plan	—	—	(1,281)	—	—	(17)	1,281	—
Share-based compensation expense	—	—	10,853	—	—	—	—	10,853
Net income	—	—	—	253,495	—	—	—	253,495
Cash dividends ($1.26 per share)	—	—	—	(59,571)	—	—	—	(59,571)
Currency translation adjustment	—	—	—	—	24,726	—	—	24,726
Purchases of treasury stock	—	—	—	—	—	2,204	(157,864)	(157,864)
As of 12/31/2022	57,322	$ 573	$ 1,734,528	$ 1,060,603	$ (106,573)	11,030	$ (809,365)	$ 1,879,766

The accompanying notes are an integral part of these consolidated financial statements.

FIRSTCASH HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

		Year Ended December 31,				
		2024		2023		2022
Cash flow from operating activities:						
Net income	$	**258,815**	$	219,301	$	253,495
Adjustments to reconcile net income to net cash flow provided by operating activities:						
Depreciation of leased merchandise		**433,306**		411,455		353,495
Provision for lease losses		**163,395**		175,858		139,502
Provision for loan losses		**143,827**		123,030		118,502
Share-based compensation expense		**14,786**		13,674		10,853
Depreciation and amortization expense		**104,941**		109,161		103,832
Amortization of debt issuance costs		**3,638**		2,795		2,962
Net amortization of premiums, discounts and unearned origination fees on finance receivables		**(38,113)**		(17,995)		44,378
Gain on revaluation of contingent acquisition consideration		**—**		—		(109,549)
Impairments and dispositions of certain other assets		**1,734**		496		1,722
Deferred income taxes, net		**(7,417)**		(13,103)		42,488
Changes in operating assets and liabilities, net of business combinations:						
Accounts receivable, net		**(3,411)**		(8,660)		(1,217)
Inventories purchased directly from customers, wholesalers or manufacturers		**(9,723)**		1,806		(3,141)
Leased merchandise, net		**(553,947)**		(605,202)		(502,355)
Prepaid expenses and other assets		**1,995**		(3,458)		(3,419)
Accounts payable, accrued liabilities and other liabilities		**17,907**		22,418		19,993
Income taxes		**8,225**		(15,434)		(2,236)
Net cash flow provided by operating activities		**539,958**		416,142		469,305
Cash flow from investing activities:						
Pawn loans, net [1]		**(71,999)**		(34,978)		(35,817)
Finance receivables, net		**(139,314)**		(115,442)		(85,353)
Purchases of furniture, fixtures, equipment and improvements		**(68,245)**		(60,148)		(35,586)
Purchases of store real property		**(86,070)**		(70,452)		(82,902)
Portion of AFF acquisition paid in cash, net of cash acquired		**—**		—		(25,000)
Acquisitions of pawn stores, net of cash acquired		**(75,963)**		(181,312)		(71,785)
Net cash flow used in investing activities		**(441,591)**		(462,332)		(336,443)
Cash flow from financing activities:						
Borrowings from unsecured credit facilities		**445,000**		646,334		286,000
Repayments of unsecured credit facilities		**(815,000)**		(416,026)		(206,000)
Issuance of senior unsecured notes		**500,000**		—		—
Debt issuance costs paid		**(10,425)**		(279)		(1,838)
Purchases of treasury stock		**(85,000)**		(114,378)		(157,864)
Payment of withholding taxes on net share settlements of restricted stock unit awards		**(7,007)**		(2,463)		—
Dividends paid		**(65,761)**		(61,875)		(59,571)
Net cash flow (used in) provided by financing activities		**(38,193)**		51,313		(139,273)

FIRSTCASH HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
CONTINUED
(in thousands)

| | Year Ended December 31, | | |
	2024	2023	2022
Effect of exchange rates on cash	(12,097)	4,565	3,695
Change in cash and cash equivalents	48,077	9,688	(2,716)
Cash and cash equivalents at beginning of the year	127,018	117,330	120,046
Cash and cash equivalents at end of the year	$ 175,095	$ 127,018	$ 117,330
Supplemental disclosure of cash flow information:			
Cash paid during the period for:			
Interest	$ 91,176	$ 90,278	$ 52,891
Income taxes	85,424	102,163	30,069
Supplemental disclosure of non-cash investing and financing activity:			
Non-cash transactions in connection with pawn loans settled through forfeitures of collateral transferred to inventories	$ 599,978	$ 529,429	$ 502,964
Issuance of common stock associated with an acquisition of certain pawn stores	29,322	—	—

[1] Includes the funding of new pawn loans net of cash repayments and recovery of principal through the sale of inventories acquired from forfeiture of pawn collateral.

The accompanying notes are an integral part of these consolidated financial statements.

FIRSTCASH HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

Organization and Nature of the Company

FirstCash Holdings, Inc. (together with its wholly-owned subsidiaries, the "Company") is incorporated in the state of Delaware. The Company operates two business lines: pawn operations and retail POS payment solutions, which are organized into three reportable segments. The U.S. pawn segment consists of pawn operations in 29 U.S. states and the District of Columbia, while the Latin America pawn segment consists of pawn operations in Mexico, Guatemala, El Salvador and Colombia. The retail POS payment solutions segment consists of the operations of AFF in the U.S. and Puerto Rico.

The Company's primary line of business is the operation of retail pawn stores, also known as "pawnshops," which focus on serving cash- and credit-constrained consumers. Pawn stores help customers meet small short-term cash needs by providing non-recourse pawn loans and buying merchandise directly from customers. Personal property, such as jewelry, electronics, tools, appliances, sporting goods and musical instruments, is pledged and held as collateral for the pawn loans over the typical 30-day term of the loan. Pawn stores also generate retail sales primarily from the merchandise acquired through collateral forfeitures and over-the-counter purchases from customers.

The Company's retail POS payment solutions business line consists solely of the operations of AFF, which it acquired in 2021. AFF focuses on LTO products and facilitating other retail financing payment options across a large network of traditional and e-commerce merchant partners. AFF's retail partners provide consumer goods and services to their customers and use AFF's LTO and retail finance solutions to facilitate payments on such transactions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of these financial statements:

Principles of consolidation — The accompanying consolidated financial statements include the accounts of FirstCash Holdings, Inc. and its wholly-owned subsidiaries. The Company regularly makes acquisitions, and the results of operations for the acquisitions have been consolidated since the acquisition dates. All significant intercompany accounts and transactions have been eliminated.

Cash and cash equivalents — The Company considers any highly liquid investments with an original maturity of three months or less at the date of acquisition to be cash equivalents. As of December 31, 2024, the amount of cash associated with indefinitely reinvested foreign earnings was $70.9 million, which is primarily held in Mexican pesos.

Pawn loans and revenue recognition — Pawn loans are secured by the customer's pledge of tangible personal property, which the Company holds during the term of the loan. If a pawn loan defaults, the Company relies on the sale of the pawned property to recover the principal amount of an unpaid pawn loan, plus a yield on the investment, as the Company's pawn loans are non-recourse against the customer. The Company accrues pawn loan fee revenue on a constant-yield basis over the life of the pawn loan for all pawns for which the Company deems collection to be probable based on historical pawn redemption statistics, which is included in accounts receivable, net in the accompanying consolidated balance sheets. If the pawn loan is not repaid prior to the expiration of the pawn loan term, including any extension or grace period, if applicable, the principal amount loaned becomes the inventory carrying value of the forfeited collateral, which is typically recovered through sales of the forfeited items at prices well above the carrying value. The Company has determined no allowance related to credit losses on pawn loans is required as the fair value of the pledged collateral is significantly in excess of the pawn loan amount.

Pawn inventories and revenue recognition — Pawn inventories represent merchandise acquired from forfeited pawn loans and merchandise purchased directly from the general public. The Company also retails limited quantities of new or refurbished merchandise obtained directly from wholesalers and manufacturers. Pawn inventories from forfeited pawn loans are recorded at the amount of the pawn principal on the unredeemed goods, exclusive of accrued interest. Pawn inventories purchased directly from customers, wholesalers and manufacturers are recorded at cost. The cost of pawn inventories is determined on the specific identification method. Pawn inventories are stated at the lower of cost or net realizable value and, accordingly, valuation allowances are established if pawn inventory carrying values are in excess of estimated selling prices, net of direct costs of disposal. Management has evaluated pawn inventories and determined that a valuation allowance is not necessary.

The Company's merchandise sales are primarily retail sales to the general public in its pawn stores. The Company records sales revenue at the time of the sale. The Company presents merchandise sales net of any sales or value-added taxes collected. Some jewelry inventory is melted and processed at third-party facilities and the precious metal and diamond content is sold at either prevailing market commodity prices or a previously agreed upon price with a commodity buyer. The Company records revenue from these wholesale scrap jewelry transactions when a price has been agreed upon and the Company ships the commodity to the buyer.

Layaway plan and deferred revenue — Customers can purchase merchandise on an interest-free "layaway" plan. Should the customer fail to make a required payment pursuant to a layaway plan, the item is returned to pawn inventory and all or a portion of previous payments are typically forfeited to the Company. Deposits and interim payments from customers on layaway sales are recorded as deferred revenue and subsequently recorded as retail merchandise sales revenue when the merchandise is delivered to the customer upon receipt of final payment or when previous payments are forfeited to the Company. Layaway payments from customers are included in customer deposits and prepayments in the accompanying consolidated balance sheets.

Leased merchandise and revenue recognition — The Company provides merchandise, consisting primarily of furniture and mattresses, appliances, jewelry, electronics and automotive products, to customers of its merchant partners for lease under certain terms agreed to by the customer. The customer has the right to acquire the title either through an early buyout option or through payment of all required lease payments. The Company maintains ownership of the leased merchandise until all payment obligations are satisfied under the lease agreement. The customer has the right to cancel the lease at any time by returning the merchandise. Leased merchandise contracts can typically be renewed for weekly, bi-weekly, semi-monthly, and monthly renewal periods and are generally renewed for between six and 24 months. Leased merchandise is stated at depreciated cost. The Company depreciates leased merchandise over the life of the lease and assumes no salvage value. Depreciation is accelerated upon an early buyout. All of the Company's leased merchandise represents on-lease merchandise and all leases are operating leases.

Lease income is recognized over the lease term and is recorded net of any sales taxes collected. Charges for late fees and insufficient fund fees are recognized as income when collected. Initial direct costs related to the Company's lease agreements are added to the basis of the leased property and recognized over the lease term in proportion to the recognition of lease income. The Company typically charges the customer a non-refundable processing fee at lease inception and may also receive a discount from or pay a premium to certain merchant partners for leases originated at their locations, which are deferred and amortized using the straight-line method as adjustments to lease income over the contractual life of the related leased merchandise. Unamortized fees, discounts and premiums are recognized in full upon early buyout or charge-off.

The Company accrues for lease income earned but not yet collected as accrued rent receivable, which is included in accounts receivable, net in the accompanying consolidated balance sheets. Alternatively, lease payments received in excess of the amount earned are recognized as deferred revenue, which is included in customer deposits and prepayments in the accompanying consolidated balance sheets. Customer payments are first applied to applicable sales tax and scheduled lease payments, then applied to any uncollected fees, such as late fees and insufficient fund fees. The Company collects sales taxes on behalf of the customer and remits all applicable sales taxes collected to the respective jurisdiction.

Provision for lease losses — The Company records a provision for lease losses on an allowance method, which estimates the leased merchandise losses incurred but not yet identified by management as of the end of the accounting period. The allowance for lease losses is based primarily upon historical loss experience with consideration given to recent and forecasted business trends including, but not limited to, loss trends, delinquency levels, economic conditions, underwriting and collection practices.

The Company charges off leased merchandise when a lease is 90 days or more contractually past due. If an account is deemed to be uncollectible prior to this date, the Company will charge off the leased merchandise at the point in time it is deemed uncollectible.

Finance receivables and revenue recognition — The Company purchases and services retail finance receivables, the term of which typically ranges from six to 24 months, directly from its merchant partners or from its bank partner. The Company has a partnership with a Utah state-chartered bank that requires the Company to purchase the rights to the cash flows associated with finance receivables marketed to retail consumers on the bank's behalf. The bank establishes the underwriting criteria for the finance receivables originated by the bank.

Interest income is recognized using the interest method over the life of the finance receivable for all loans for which the Company deems collection to be probable based on historical loan redemption statistics and stops accruing interest upon charge-off. Accrued interest, net of an allowance for uncollectible interest income, is included in accounts receivable, net in the accompanying consolidated balance sheets and as of December 31, 2024 and 2023 was $10.0 million and $12.8 million, respectively. Charges for late fees and insufficient fund fees are recognized as income when collected. The Company receives an origination fee on newly purchased bank loans and may receive a discount from or pay a premium to certain merchant partners for finance receivables purchased from them, which are deferred and amortized using the interest method as adjustments to yield over the contractual life of the related finance receivable. Unamortized origination fees, discounts and premiums are recognized in full upon early payoff or charge-off.

The Company offers customers an early payoff discount on most of its finance receivables, whereby the customer has between 90 and 101 days to pay the full principal balance without incurring any interest charge. If the borrower does not pay the full principal balance prior to the expiration of the early payoff discount period, interest charges are applied retroactively to the inception date of the loan. The Company accrues interest income during the early payoff discount period but records a reserve for loans expected to pay the full principal balance prior to the expiration of the early payoff discount period based on historical payment patterns.

Provision for loan losses — Expected lifetime losses on finance receivables are recognized upon loan purchase, which requires the Company to make its best estimate of probable lifetime losses at the time of purchase. The Company segments its finance receivable portfolio into pools of receivables with similar risk characteristics which include loan product and monthly origination vintage and evaluates each pool for impairment.

The Company calculates the allowance for loan losses based on historical loss information and incorporates observable and forecasted economic conditions over a reasonable and supportable forecast period covering the full contractual life of finance receivables. Incorporating observable and forecasted economic conditions could have a material impact on the measurement of the allowance to the extent that forecasted economic conditions change significantly. The Company may also consider other qualitative factors to address recent and forecasted business trends in estimating the allowance, as necessary, including, but not limited to, loss trends, delinquency levels, economic conditions, underwriting and collection practices. The allowance for loan losses is maintained at a level considered appropriate to cover expected lifetime losses on the finance receivable portfolio, and the appropriateness of the allowance is evaluated at each period end.

The Company charges off finance receivables when a receivable is 90 days or more contractually past due. If an account is deemed to be uncollectible prior to this date, the Company will charge off the finance receivable at the point in time it is deemed uncollectible.

Foreign currency transactions — The Company has pawn operations in Latin America, where in Mexico, Guatemala and Colombia, the functional currency is the Mexican peso, Guatemalan quetzal and Colombian peso. Accordingly, the assets and liabilities of these subsidiaries are translated into U.S. dollars at the exchange rate in effect at each balance sheet date, and the resulting adjustments are accumulated in other comprehensive income (loss) as a separate component of stockholders' equity. Revenues and expenses are translated at the average exchange rates occurring during the respective period. Prior to translation, U.S.-dollar-denominated transactions of the foreign subsidiaries are remeasured into their functional currency using current rates of exchange for monetary assets and liabilities and historical rates of exchange for non-monetary assets and liabilities. Gains and losses from remeasurement of dollar-denominated monetary assets and liabilities in Mexico, Guatemala and Colombia are included in loss (gain) on foreign exchange in the consolidated statements of income. Deferred taxes are not currently recorded on cumulative foreign currency translation adjustments as the Company indefinitely reinvests earnings of its foreign subsidiaries. The Company also has pawn operations in El Salvador where the reporting and functional currency is the U.S. dollar.

The average value of the Mexican peso to the U.S. dollar exchange rate for 2024 was 18.3 to 1 compared to 17.8 to 1 in 2023 and 20.1 to 1 in 2022. The average value of the Guatemalan quetzal to the U.S. dollar exchange rate for 2024 was 7.8 to 1 compared to 7.8 to 1 in 2023 and 7.7 to 1 in 2022. The average value of the Colombian peso to the U.S. dollar exchange rate for 2024 was 4,071 to 1 compared to 4,328 to 1 in 2023 and 4,253 to 1 in 2022.

Operating expenses — Costs incurred in operating the Company's pawn stores have been classified as operating expenses, which include salary and benefit expense of pawn store-level employees, occupancy costs, bank charges, security, insurance, utilities, supplies and other costs incurred by the pawn stores. Additionally, costs incurred in operating AFF have been classified as operating expenses, which include salary and benefit expense of certain operations focused departments, merchant partner incentives, bank and other payment processing charges, credit reporting costs, information technology costs, advertising costs and other operational costs incurred.

Property and equipment — Property and equipment are recorded at cost. Depreciation is recorded on the straight-line method generally based on estimated useful lives of 30 to 40 years for buildings and three to five years for furniture, fixtures and equipment. The costs of improvements on leased pawn stores are capitalized as leasehold improvements and are depreciated using the straight-line method over the applicable lease period, or useful life, if shorter. Maintenance and repairs are charged to expense as incurred and renewals and betterments are charged to the appropriate property and equipment accounts. Upon sale or retirement of depreciable assets, the cost and related accumulated depreciation is removed from the accounts, and the resulting gain or loss is included in the results of operations in the period the assets are sold or retired.

Business combinations — Business combination accounting requires the Company to determine the fair value of all assets acquired, including identifiable intangible assets, liabilities assumed and contingent consideration issued in a business combination. The total consideration of the acquisition is allocated to the assets and liabilities in amounts equal to the estimated fair value of each asset and liability as of the acquisition date, and any remaining acquisition consideration is classified as goodwill. This allocation process requires extensive use of estimates and assumptions. When appropriate, the Company utilizes independent valuation experts to advise and assist in determining the fair value of the assets acquired and liabilities assumed in connection with a business acquisition, in determining appropriate amortization methods and periods for identified intangible assets and in determining the fair value of contingent consideration, which is reviewed at each subsequent reporting period with changes in the fair value of the contingent consideration recognized in the consolidated statements of income. See Note 3.

Goodwill and other indefinite-lived intangible assets — Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in each business combination. The Company performs its goodwill impairment assessment annually as of October 1, and between annual assessments if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company's reporting units, which are tested for impairment, are U.S. pawn, Latin America pawn and retail POS payment solutions. The Company may assess goodwill for impairment at a reporting unit level by first assessing a range of qualitative factors, including, but not limited to, macroeconomic conditions, industry conditions, the competitive environment, changes in the market for the Company's products and services, regulatory and political developments, entity specific factors such as strategy and changes in key personnel, and overall financial performance. If, after completing this assessment, it is determined that it is more likely than not that the fair value of a reporting unit is less than its carrying value, the Company proceeds to the quantitative impairment testing methodology, or at the Company's option, it may proceed directly to the quantitative impairment testing methodology for a reporting unit. See Note 14.

The Company's other material indefinite-lived intangible assets consist of certain trade names and pawn licenses. The Company performs its indefinite-lived intangible asset impairment assessment annually as of December 31, and between annual assessments if an event occurs or circumstances change that would more likely than not reduce the fair value of an indefinite-lived intangible asset below its carrying amount. See Note 14.

Merger and acquisition expenses — The Company incurs incremental costs directly associated with merger and acquisition activity, including, but not limited to, professional fees, legal expenses, severance, retention and other employee-related costs, contract breakage costs and costs related to consolidation of technology systems and corporate facilities. The Company presents merger and acquisition expenses separately in the consolidated statements of income to identify these incremental activities apart from the expenses incurred to operate the business.

Long-lived assets — Property and equipment, intangible assets subject to amortization and non-current assets are reviewed for impairment whenever events or changes in circumstances indicate that the net book value of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows (undiscounted and before interest and income taxes) from the use of the asset is less than the net book value of the asset. Generally, the amount of the impairment loss is measured as the difference between the net book value of the asset and the estimated fair value of the related asset.

The Company did not record any material impairment loss for the years ended December 31, 2024 and 2023.

Fair value of financial instruments — The fair value of financial instruments is determined by reference to various market data and other valuation techniques, as appropriate. Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels. All fair value measurements related to acquisitions are level 3, non-recurring measurements, based on unobservable inputs. Unless otherwise disclosed, the fair values of financial instruments approximate their recorded values, due primarily to their short-term nature. See Note 6.

Income taxes — The Company uses the asset and liability method of computing deferred income taxes on all material temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. See Note 12.

Advertising — The Company expenses the costs of advertising when incurred. Advertising expense for the years ended December 31, 2024, 2023 and 2022, was $3.7 million, $4.3 million and $4.1 million, respectively.

Share-based compensation — All share-based payments to employees and directors are recognized in the financial statements based on the grant date or if applicable, the subsequent modification date fair value. The Company recognizes compensation cost net of estimated forfeitures and recognizes the compensation cost for only those awards expected to vest on a straight-line basis over the requisite service period of the award, which is generally the vesting term. The Company records share-based compensation cost as an administrative expense. See Note 15.

Forward sales commitments — The Company periodically uses forward sale agreements with a major gold bullion bank to sell a portion of the expected amount of scrap gold, which is typically jewelry that is broken or of low retail value, produced in the normal course of business from its liquidation of such merchandise. These commitments qualify for an exemption from derivative accounting as normal sales, based on historical terms, conditions and quantities, and are therefore not recorded on the Company's balance sheet.

Earnings per share — Basic earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during the year. The Company used the treasury stock method to calculate diluted earnings per share which gives effect to the potential dilution that could occur if securities or other contracts to issue common shares were exercised and converted into common shares during the year.

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share amounts):

	Year Ended December 31,		
	2024	2023	2022
Numerator:			
Net income	$ 258,815	$ 219,301	$ 253,495
Denominator:			
Weighted-average common shares for calculating basic earnings per share	44,965	45,452	47,213
Effect of dilutive securities:			
Restricted stock unit awards	203	241	117
Weighted-average common shares for calculating diluted earnings per share	45,168	45,693	47,330
Earnings per share:			
Basic	$ 5.76	$ 4.82	$ 5.37
Diluted	5.73	4.80	5.36

Use of estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and related revenue and expenses, and the disclosure of gain and loss contingencies at the date of the financial statements. Such estimates and assumptions are subject to a number of risks and uncertainties, which may cause actual results to differ materially from the Company's estimates. Significant estimates include the accrual for earned but uncollected pawn fees, allowances for lease and loan losses and related lease and loan loss provisions, valuation of acquired assets, assumed liabilities and contingent consideration of acquisitions, evaluation of goodwill and other intangible assets for impairment and current and deferred tax assets and liabilities.

Recent accounting pronouncements — In October 2023, the FASB issued ASU No 2023-06, " Disclosure Agreements – Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative" ("ASU 2023-06"). ASU 2023-06 will align the disclosure and presentation requirements in the FASB Accounting Standards Codification with the SEC's regulations. The amendments in ASU 2023-06 will be applied prospectively and are effective when the SEC removes the related requirements from Regulations S-X or S-K. Any amendments the SEC does not remove by June 30, 2027 will not be effective. As the Company is currently subject to these SEC requirements, ASU 2023-06 is not expected to have a material effect on the Company's current financial position, results of operations or financial statement disclosures.

In November 2023, the FASB issued ASU No 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" ("ASU 2023-07"). ASU 2023-07 expands disclosures about a public entity's reportable segments and requires more enhanced information about a reportable segment's expenses, interim segment profit or loss, and how a public entity's chief operating decision maker uses reported segment profit or loss information in assessing segment performance and allocating resources. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. ASU 2023-07 should be applied retrospectively to all prior periods presented in the financial statements. The adoption of ASU 2023-07 did not have a material effect on the Company's current financial position, results of operations or financial statement disclosures. See Note 17.

In December 2023, the FASB issued ASU No 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09"). ASU 2023-09 expands disclosures in the rate reconciliation and requires disclosure of income taxes paid by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. ASU 2023-09 should be applied prospectively; however, retrospective application is permitted. The Company does not expect ASU 2023-09 to have a material effect on the Company's current financial position, results of operations or financial statement disclosures.

In March 2024, the FASB issued ASU No 2024-02, "Codification Improvements - Amendments to Remove References to the Concepts Statements" ("ASU 2024-02"). ASU 2024-02 removes references to various Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. ASU 2024-02 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. ASU 2024-02 can be applied prospectively or retrospectively. The Company adopted ASU 2024-02 effective January 1, 2024 on a prospective basis. The adoption of ASU 2024-02 did not have a material effect on the Company's current financial position, results of operations or financial statement disclosures.

In November 2024, the FASB issued ASU 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses" ("ASU 2024-03"). ASU 2024-03 requires additional disclosure of specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption permitted. ASU 2024-03 may be applied either prospectively with the option for retrospective application for all prior periods presented. The Company is currently evaluating the impact of adopting this guidance on the Company's current financial position, results of operations or financial statement disclosures.

NOTE 3 - ACQUISITIONS

2024 Pawn Acquisitions

Consistent with the Company's strategy to continue its expansion of pawn stores in selected markets, during 2024, the Company acquired 28 pawn stores in the U.S. in five separate transactions, 10 pawn stores in Mexico in a separate transaction and acquired one pawn license that was used to open one new pawn store in the state of Nevada. The aggregate purchase price for these acquisitions totaled $107.6 million, net of cash acquired and subject to future post-closing adjustments. The aggregate purchase price was composed of $75.0 million in cash paid during 2024, $29.3 million in stock consideration and remaining short-term amounts payable to certain of the sellers of $3.3 million. During 2024, the Company also paid $1.0 million of purchase price amounts payable related to prior-year pawn acquisitions.

The purchase price of each of the 2024 acquisitions was allocated to assets acquired and liabilities assumed based upon the estimated fair values at the date of acquisition. The excess purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill. The goodwill arising from these acquisitions consists largely of the synergies and economies of scale expected from combining the operations of the Company and the pawn stores acquired. These acquisitions were not material individually or in the aggregate to the Company's consolidated financial statements.

The estimated fair value of the assets acquired and liabilities assumed are preliminary, as the Company is gathering information to finalize the valuation of these assets and liabilities. The preliminary allocation of the aggregate purchase price for these individually immaterial pawn store acquisitions during 2024 (the "2024 Pawn Acquisitions") is as follows (in thousands):

	2024 Pawn Acquisitions
Pawn loans	$ 12,855
Accounts receivable	973
Inventories	9,570
Prepaid expenses and other current assets	5
Property and equipment	736
Operating lease right of use asset	13,258
Goodwill [1]	84,887
Intangible assets	1,280
Current liabilities	(2,674)
Lease liability	(13,258)
Aggregate purchase price	$ 107,632

[1] Goodwill associated with the U.S. pawn segment and the Latin America pawn segment was $82.4 million and $2.5 million, respectively. Substantially all of the goodwill is expected to be deductible for respective U.S. and Mexico income tax purposes.

The results of operations for the 2024 Pawn Acquisitions have been consolidated since the respective acquisition dates. During 2024, revenue from the 2024 Pawn Acquisitions was $36.1 million and the earnings from the 2024 Pawn Acquisitions since the acquisition dates (including $1.7 million of transaction costs, net of tax) was approximately $7.2 million. Transaction costs associated with the 2024 Pawn Acquisitions were expensed as incurred and are presented in the consolidated statements of income as merger and acquisition expenses. These expenses include investment banking, legal, accounting and other related third-party costs. Unaudited pro forma financial information reflecting the consolidated results of operations of the Company as if the 2024 Pawn Acquisitions had occurred on January 1, 2023 has not been presented as the 2024 Pawn Acquisitions were not significant in relation to the Company's consolidated financial position or results of operations.

2023 Pawn Acquisitions

During 2023, the Company acquired 91 pawn stores in the U.S. in eight separate transactions and acquired two pawn licenses that were used to open two new pawn stores in the state of Nevada. The aggregate purchase price for these acquisitions totaled $178.6 million, net of cash acquired. The aggregate purchase price was composed of $178.0 million in cash paid at closing, which included the repayment and extinguishment of $59.7 million of debt of the acquired businesses at closing and remaining short-term amounts payable to certain of the sellers of approximately $0.6 million.

NOTE 4 - OPERATING LEASES

Lessor

Refer to Note 2 to the consolidated financial statements for further information about the Company's revenue generating activities as a lessor. All of the Company's lease agreements are considered operating leases.

Lessee

The Company leases approximately 67% of its U.S. pawnshop locations, the majority of its Latin America pawnshop locations and certain administrative offices under operating leases and determines if an arrangement is or contains a lease at inception. Many leases include both lease and non-lease components for which the Company accounts separately. Lease components include rent, taxes and insurance costs while non-lease components include common area or other maintenance costs. Operating leases are included in operating lease right of use assets, lease liability, current and lease liability, non-current in the consolidated balance sheets. The Company does not have any finance leases.

Leased facilities are generally leased for a term of three to five years with one or more options to renew for an additional three to five years, typically at the Company's sole discretion. In addition, the majority of these leases can be terminated early upon an adverse change in law which negatively affects the store's profitability. The Company regularly evaluates renewal and termination options to determine if the Company is reasonably certain to exercise the option, and excludes these options from the lease term included in the recognition of the operating lease right of use asset and lease liability until such certainty exists. The weighted-average remaining lease term for operating leases as of December 31, 2024, 2023 and 2022 was 4.1 years, 3.9 years and 4.1 years, respectively.

The operating lease right of use asset and lease liability is recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Company's leases do not provide an implicit rate, and therefore, it uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of the lease payments. The Company utilizes a portfolio approach for determining the incremental borrowing rate to apply to groups of leases with similar characteristics. The weighted-average discount rate used to measure the lease liability as of December 31, 2024, 2023 and 2022 was 8.5%, 8.0% and 6.5%, respectively.

The Company has certain operating leases in Mexico which are denominated in U.S. dollars. The liability related to these leases is considered a monetary liability, and requires remeasurement each reporting period into the functional currency (Mexican pesos) using reporting date exchange rates. The remeasurement results in the recognition of foreign currency exchange gains or losses each reporting period, which can produce a certain level of earnings volatility. The Company recognized a foreign currency loss of $3.8 million, gain of $2.5 million and gain of $1.3 million during the years ended December 31, 2024, 2023 and 2022, respectively, related to the remeasurement of these U.S.-dollar-denominated operating leases, which is included in loss (gain) on foreign exchange in the accompanying consolidated statements of income.

Lease expense is recognized on a straight-line basis over the lease term, with variable lease expense recognized in the period such payments are incurred. The following table details the components of lease expense included in operating expenses in the consolidated statements of income during the years ended December 31, 2024, 2023 and 2022 (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Operating lease expense	$ 146,091	$ 141,831	$ 128,174
Variable lease expense [1]	19,705	18,618	16,979
Total operating lease expense	$ 165,796	$ 160,449	$ 145,153

[1] Variable lease costs consist primarily of taxes, insurance and common area or other maintenance costs paid based on actual costs incurred by the lessor and can therefore vary over the lease term.

The following table details the maturity of lease liabilities for all operating leases as of December 31, 2024 (in thousands):

2025	$	118,142
2026		96,599
2027		69,476
2028		47,702
2029		24,327
Thereafter		26,311
Total	$	382,557
Less amount of lease payments representing interest		(61,898)
Total present value of lease payments	$	320,659

The following table details supplemental cash flow information related to operating leases for the years ended December 31, 2024, 2023 and 2022 (in thousands):

	Year Ended December 31,					
		2024		2023		2022
Cash paid for amounts included in the measurement of operating lease liabilities	$	**131,991**	$	124,584	$	116,225
Leased assets obtained in exchange for new operating lease liabilities		**130,964**		110,819		95,132

NOTE 5 - STOCKHOLDERS' EQUITY

During 2024, the Company repurchased a total of 721,000 shares of common stock at an aggregate cost of $85.0 million and an average cost per share of $117.90. The aggregate cost and average cost per share does not include the effect of the 1% excise tax on certain share repurchases enacted under the Inflation Reduction Act of 2022. The Company incurred $0.9 million of excise taxes during 2024. During 2023, the Company repurchased 1,248,000 shares of common stock at an aggregate cost of $114.4 million and an average cost per share of $91.58.

The 2024 shares were repurchased by the Company in a privately negotiated transaction with AFF Services, Inc. AFF Services, Inc. is partially owned and 100% controlled by the Douglas R. Rippel Revocable Trust (the "Trust"). Douglas R. Rippel, a member of the Company's board of directors at the time of the transaction, is a co-trustee of the Trust and an indirect beneficial owner of the shares held by AFF Services, Inc. The $117.90 per share purchase price represented a discount to the average closing sale price of the Company's common stock for the three, five and ten days ended May 22, 2024.

In July 2023, the Company's Board of Directors authorized a common stock repurchase program for up to $200.0 million of the Company's outstanding common stock, of which $115.0 million is currently remaining. The Company intends to continue repurchases under its active share repurchase program, including through open market transactions under trading plans in accordance with Rule 10b5-1 and Rule 10b-18 under the Exchange Act subject to a variety of factors, including, but not limited to, the level of cash balances, liquidity needs, credit availability, debt covenant restrictions, general business and economic conditions, regulatory requirements, the market price of the Company's stock, the Company's dividend policy and the availability of alternative investment opportunities.

Total cash dividends paid in 2024 and 2023 were $65.8 million and $61.9 million, respectively. The amount, declaration and payment of cash dividends in the future (quarterly or otherwise) will be made by the Board, from time to time, subject to the Company's financial condition, results of operations, business requirements, compliance with legal requirements, debt covenant restrictions and other relevant factors.

NOTE 6 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of financial instruments is determined by reference to various market data and other valuation techniques, as appropriate. Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels. The three fair value levels are (from highest to lowest):

> Level 1: Quoted market prices in active markets for identical assets or liabilities.
>
> Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
>
> Level 3: Unobservable inputs that are not corroborated by market data.

Recurring Fair Value Measurements

The Company did not have any financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2024 and 2023.

Fair Value Measurements on a Non-Recurring Basis

The Company measures non-financial assets and liabilities, such as property and equipment and intangible assets, at fair value on a non-recurring basis, or when events or circumstances indicate that the carrying amount of the assets may be impaired. There were no such events or conditions identified during 2024 and 2023.

Financial Assets and Liabilities Not Measured at Fair Value, But for Which Fair Value is Disclosed

The Company's financial assets and liabilities as of December 31, 2024 and 2023 that are not measured at fair value in the consolidated balance sheets are as follows (in thousands):

| | Carrying Value | | Estimated Fair Value | | | | | | |
| | December 31, | | December 31, | | Fair Value Measurements Using | | | | |
	2024		2024		Level 1		Level 2		Level 3
Financial assets:									
Cash and cash equivalents	$	175,095	$	175,095	$	175,095	$	—	$	—
Accounts receivable, net		73,325		73,325		—		—		73,325
Pawn loans		517,867		517,867		—		—		517,867
Finance receivables, net [(1)]		147,501		296,526		—		—		296,526
	$	913,788	$	1,062,813	$	175,095	$	—	$	887,718
Financial liabilities:									
Revolving unsecured credit facilities	$	198,000	$	198,000	$	—	$	198,000	$	—
Senior unsecured notes (outstanding principal)		1,550,000		1,503,000		—		1,503,000		—
	$	1,748,000	$	1,701,000	$	—	$	1,701,000	$	—

[(1)] Finance receivables, gross as of December 31, 2024 was $294.2 million. See Note 7.

	Carrying Value		Estimated Fair Value			
	December 31, 2023		December 31, 2023	Fair Value Measurements Using		
				Level 1	Level 2	Level 3
Financial assets:						
Cash and cash equivalents	$	127,018	$ 127,018	$ 127,018	$ —	$ —
Accounts receivable, net		71,922	71,922	—	—	71,922
Pawn loans		471,846	471,846	—	—	471,846
Finance receivables, net [(1)]		113,901	227,732	—	—	227,732
	$	784,687	$ 898,518	$ 127,018	$ —	$ 771,500
Financial liabilities:						
Revolving unsecured credit facilities	$	568,000	$ 568,000	$ —	$ 568,000	$ —
Senior unsecured notes (outstanding principal)		1,050,000	987,000	—	987,000	—
	$	1,618,000	$ 1,555,000	$ —	$ 1,555,000	$ —

[(1)] Finance receivables, gross as of December 31, 2023 was $227.5 million. See Note 7.

As cash and cash equivalents have maturities of less than three months, the carrying value of cash and cash equivalents approximates fair value. Due to their short-term maturities, the carrying value of pawn loans and accounts receivable, net approximate fair value.

Finance receivables are measured at amortized cost, net of an allowance for loan losses on the consolidated balance sheets. In estimating fair value for finance receivables, the Company utilized a discounted cash flow methodology. The Company used various unobservable inputs reflecting its own assumptions, such as contractual future principal and interest cash flows, future charge-off rates and discount rates (which consider current interest rates and are adjusted for credit risk, among other factors).

The carrying value of the unsecured credit facilities approximate fair value as of December 31, 2024 and 2023. The fair value of the unsecured credit facilities is estimated based on market values for debt issuances with similar characteristics or rates currently available for debt with similar terms. In addition, the unsecured credit facilities have a variable interest rate based on SOFR or TIIE and reprice with any changes in SOFR or TIIE. The fair value of the senior unsecured notes is estimated based on quoted prices in markets that are not active.

NOTE 7 - FINANCE RECEIVABLES, NET

Finance receivables, net, which include retail installment sales agreements and bank-originated loans, consist of the following (in thousands):

	As of December 31,	
	2024	2023
Finance receivables, gross	$ **294,166**	$ 227,474
Merchant partner discounts and premiums, net	**(22,833)**	(11,907)
Unearned origination fees	**(6,827)**	(5,212)
Finance receivables, amortized cost	**264,506**	210,355
Less allowance for loan losses	**(117,005)**	(96,454)
Finance receivables, net	$ **147,501**	$ 113,901

The following table details the changes in the allowance for loan losses (in thousands):

	As of December 31,	
	2024	2023
Balance at beginning of year	$ 96,454	$ 84,833
Provision for loan losses	143,827	123,030
Charge-offs	(130,812)	(117,961)
Recoveries	7,536	6,552
Balance at end of year	$ 117,005	$ 96,454

The following is an assessment of the credit quality indicators of the amortized cost of finance receivables as of December 31, 2024 and 2023, by origination year (in thousands):

	Origination Year				
	2024	2023	2022		Total
As of December 31, 2024					
Delinquency:					
1 to 30 days past due	$ 24,186	$ 2,728	$ —	$	26,914
31 to 60 days past due	13,502	1,896	—		15,398
61 to 89 days past due [1]	9,584	1,653	—		11,237
Total past due finance receivables	47,272	6,277	—		53,549
Current finance receivables	191,983	18,974	—		210,957
Finance receivables, amortized cost	$ 239,255	$ 25,251	$ —	$	264,506

	Origination Year				
	2023	2022	2021		Total
As of December 31, 2023					
Delinquency:					
1 to 30 days past due	$ 20,538	$ 2,771	$ —	$	23,309
31 to 60 days past due	10,892	1,627	—		12,519
61 to 89 days past due [1]	8,634	1,565	—		10,199
Total past due finance receivables	40,064	5,963	—		46,027
Current finance receivables	147,213	17,115	—		164,328
Finance receivables, amortized cost	$ 187,277	$ 23,078	$ —	$	210,355

[1] The Company charges off finance receivables when a receivable is 90 days or more contractually past due.

The following table details the gross charge-offs of finance receivables for the year ended December 31, 2024 and 2023, by origination year (in thousands):

	Origination Year				
	2024	2023	2022	2021	Total
Finance receivables gross charge-offs:					
Gross charge-offs during 2024	$ 52,874	$ 71,483	$ 6,455	$ —	$ 130,812
Gross charge-offs during 2023	$ —	$ 51,597	$ 58,571	$ 7,793	$ 117,961

NOTE 8 - LEASED MERCHANDISE, NET

Leased merchandise, net, consists of the following (in thousands):

| | As of December 31, | |
	2024	2023
Leased merchandise	$ 319,444	$ 384,129
Processing fees	(2,960)	(4,348)
Merchant partner discounts and premiums, net	493	2,501
Accumulated depreciation	(108,283)	(115,964)
Leased merchandise, before allowance for lease losses	208,694	266,318
Less allowance for lease losses	(80,257)	(95,127)
Leased merchandise, net	$ 128,437	$ 171,191

The following table details the changes in the allowance for lease losses (in thousands):

| | As of December 31, | |
	2024	2023
Balance at beginning of year	$ 95,127	$ 79,189
Provision for lease losses	163,395	175,858
Charge-offs	(185,360)	(166,630)
Recoveries	7,095	6,710
Balance at end of year	$ 80,257	$ 95,127

NOTE 9 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

| | As of December 31, | |
	2024	2023
Land	$ 195,767	$ 161,788
Buildings	355,870	301,861
Furniture, fixtures, equipment and improvements	592,387	605,354
	1,144,024	1,069,003
Less accumulated depreciation	(426,108)	(436,279)
Property and equipment, net	$ 717,916	$ 632,724

Depreciation expense for the years ended December 31, 2024, 2023 and 2022 was $54.8 million, $52.1 million and $46.8 million, respectively.

NOTE 10 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following (in thousands):

	As of December 31,	
	2024	2023
Accrued compensation	$ 52,094	$ 46,257
Accrued interest payable	34,855	24,443
Sales, property and payroll taxes payable	32,879	32,609
Trade accounts payable	31,136	26,502
Acquisition purchase price amounts payable to sellers	3,390	2,130
Benefits liabilities and withholding payable	1,931	3,373
Legal and professional fees payable	1,343	7,344
Income taxes payable	746	635
Other accrued liabilities	13,166	19,757
	$ 171,540	$ 163,050

NOTE 11 - LONG-TERM DEBT

The following table details the Company's long-term debt at the respective principal amounts, net of unamortized debt issuance costs on the senior unsecured notes (in thousands):

	As of December 31,	
	2024	2023
Revolving unsecured credit facilities:		
Revolving unsecured credit facility, maturing 2029 [1]	$ 198,000	$ 568,000
Revolving unsecured uncommitted credit facility, maturing 2027 [1]	—	—
Total revolving unsecured credit facilities	198,000	568,000
Senior unsecured notes:		
4.625% senior unsecured notes due 2028 [2]	495,577	494,499
5.625% senior unsecured notes due 2030 [3]	544,130	543,148
6.875% senior unsecured notes due 2032 [4]	491,639	—
Total senior unsecured notes	1,531,346	1,037,647
Total long-term debt	$ 1,729,346	$ 1,605,647

[1] Debt issuance costs related to the Company's revolving unsecured credit facilities are included in other assets in the accompanying consolidated balance sheets.

[2] As of December 31, 2024 and 2023, deferred debt issuance costs of $4.4 million and $5.5 million, respectively, are included as a direct deduction from the carrying amount of the senior unsecured notes due 2028 in the accompanying consolidated balance sheets.

[3] As of December 31, 2024 and 2023, deferred debt issuance costs of $5.9 million and $6.9 million, respectively, are included as a direct deduction from the carrying amount of the senior unsecured notes due 2030 in the accompanying consolidated balance sheets.

[4] As of December 31, 2024, deferred debt issuance costs of $8.4 million are included as a direct deduction from the carrying amount of the senior unsecured notes due 2032 in the accompanying consolidated balance sheets.

As of December 31, 2024, annual maturities of the outstanding long-term debt for each of the five years after December 31, 2024 are as follows (in thousands):

2025	$	—
2026		—
2027		—
2028		500,000
2029		198,000
Thereafter		1,050,000
	$	1,748,000

Revolving Unsecured Credit Facility

During the period from January 1, 2024 through August 8, 2024, the Company maintained an unsecured line of credit with a group of U.S.-based commercial lenders (the "Credit Facility") in the amount of $640.0 million, which was scheduled to mature on August 30, 2027. The Credit Facility charged interest, at the Company's option, of either (1) the prevailing SOFR (with interest periods of 1, 3 or 6 months at the Company's option) plus a fixed spread of 2.5% and a fixed SOFR adjustment of 0.1% or (2) the prevailing prime or base rate plus a fixed spread of 1.5%.

On August 8, 2024, the Credit Facility was amended (the "2024 Amendment") in order to increase the total lender commitment, extend the term of the Credit Facility, amend certain financial covenants and modify the benchmark interest rate. Under the 2024 Amendment, the total lender commitment was increased from $640.0 million to $700.0 million and the term of the Credit Facility was extended to August 8, 2029. In addition, the permitted consolidated leverage ratio was increased to 3.25 times adjusted EBITDA for the full term of the agreement, while the other financial covenants remain substantially unchanged.

The Credit Facility, as amended by the 2024 Amendment, now bears interest at the Company's option of either (1) the prevailing SOFR (with interest periods of 1, 3 or 6 months at the Company's option) plus a fixed spread of 2.5% or (2) the prevailing prime or base rate plus a fixed spread of 1.5%.

As of December 31, 2024, the Company had $198.0 million in outstanding borrowings and $2.7 million in outstanding letters of credit under the Credit Facility, leaving $499.3 million available for future borrowings, subject to certain financial covenants. The agreement has a SOFR floor of 0%. Additionally, the Company is required to pay an annual commitment fee of 0.325% on the average daily unused portion of the Credit Facility commitment. The weighted-average interest rate on amounts outstanding under the Credit Facility at December 31, 2024 was 6.86% based on 1-month SOFR. Under the terms of the Credit Facility, the Company is required to maintain certain financial ratios and comply with certain financial covenants. The Credit Facility also contains customary restrictions on the Company's ability to incur additional debt, grant liens, make investments, consummate acquisitions and similar negative covenants with customary carve-outs and baskets. The Company was in compliance with the covenants of the Credit Facility as of December 31, 2024. During 2024, the Company made net payments of $370.0 million pursuant to the Credit Facility.

Revolving Unsecured Uncommitted Credit Facility

As of December 31, 2024, the Company's primary subsidiary in Mexico, First Cash S.A. de C.V., maintained an unsecured and uncommitted line of credit guaranteed by FirstCash, Inc. with a bank in Mexico (the "Mexico Credit Facility") in the amount of $600.0 million Mexican pesos. The Mexico Credit Facility bears interest at TIIE plus a fixed spread of 2.25% and matures on August 24, 2027. Under the terms of the Mexico Credit Facility, the Company is required to maintain certain financial ratios and comply with certain financial covenants. The Company was in compliance with the covenants of the Mexico Credit Facility as of December 31, 2024. As of December 31, 2024, the Company had no amount outstanding under the Mexico Credit Facility and $29.6 million ($600.0 million pesos) available for future borrowings.

Senior Unsecured Notes Due 2028

On August 26, 2020, the Company issued $500.0 million of 4.625% senior unsecured notes due on September 1, 2028 (the "2028 Notes"), all of which are currently outstanding. Interest on the 2028 Notes is payable semi-annually in arrears on March 1 and September 1. The 2028 Notes were sold in a private placement in reliance on Rule 144A and Regulation S under the Securities Act of 1933, as amended (the "Securities Act"). The Company used the net proceeds from the offering to redeem its outstanding $300.0 million, 5.375% senior notes due 2024 (the "2024 Notes"), to repay a portion of the Credit Facility and to pay for related fees and expenses associated with the offering and the redemption of the 2024 Notes.

The 2028 Notes are fully and unconditionally guaranteed on a senior unsecured basis jointly and severally by all of the Company's existing and future domestic subsidiaries that guarantee its Credit Facility. The 2028 Notes will permit the Company to make restricted payments, such as purchasing shares of its stock and paying cash dividends, in an unlimited amount if, after giving pro forma effect to the incurrence of any indebtedness to make such payment, the Company's consolidated total debt ratio is less than 2.75 to 1. The consolidated total debt ratio is defined generally in the indenture governing the 2028 Notes (the "2028 Notes Indenture") as the ratio of (1) the total consolidated debt of the Company minus cash and cash equivalents of the Company to (2) the Company's consolidated trailing twelve months EBITDA, as adjusted to exclude certain non-recurring expenses and giving pro forma effect to operations acquired during the measurement period. As of December 31, 2024, the Company's consolidated total debt ratio was 2.7 to 1. While the 2028 Notes generally limit the Company's ability to make restricted payments if the consolidated total debt ratio is greater than 2.75 to 1, restricted payments are allowable within certain permitted baskets, which currently provides the Company with continued flexibility to make restricted payments when the Company's consolidated total debt ratio is greater than 2.75 to 1.

The Company may redeem some or all of the 2028 Notes at any time on or after September 1, 2023, at the redemption prices set forth in the 2028 Notes Indenture, plus accrued and unpaid interest, if any. If the Company sells certain assets or consummates certain change in control transactions, the Company will be required to make an offer to repurchase the 2028 Notes.

Senior Unsecured Notes Due 2030

On December 13, 2021, the Company issued $550.0 million of 5.625% senior unsecured notes due on January 1, 2030 (the "2030 Notes"), all of which are currently outstanding. Interest on the 2030 Notes is payable semi-annually in arrears on January 1 and July 1. The 2030 Notes were sold in a private placement in reliance on Rule 144A and Regulation S under the Securities Act. The Company used the net proceeds from the offering to finance the cash consideration and transaction expenses for the AFF acquisition, including the repayment, in full, of the outstanding debt under AFF's credit facility at the closing of the AFF acquisition, payment of fees and expenses related to the offering and reduction of the outstanding balance on the Credit Facility.

The 2030 Notes are fully and unconditionally guaranteed on a senior unsecured basis jointly and severally by all of the Company's existing and future domestic subsidiaries that guarantee its Credit Facility. The 2030 Notes will permit the Company to make restricted payments, such as purchasing shares of its stock and paying cash dividends, in an unlimited amount if, after giving pro forma effect to the incurrence of any indebtedness to make such payment, the Company's consolidated total debt ratio is less than 3.0 to 1. The consolidated total debt ratio is defined generally in the indenture governing the 2030 Notes (the "2030 Notes Indenture") as the ratio of (1) the total consolidated debt of the Company minus cash and cash equivalents of the Company to (2) the Company's consolidated trailing twelve months EBITDA, as adjusted to exclude certain non-recurring expenses and giving pro forma effect to operations acquired during the measurement period. As of December 31, 2024, the Company's consolidated total debt ratio was 2.7 to 1. While the 2030 Notes generally limit the Company's ability to make restricted payments if the consolidated total debt ratio is greater than 3.0 to 1, restricted payments are allowable within certain permitted baskets, which currently provides the Company with continued flexibility to make restricted payments when the Company's consolidated total debt ratio is greater than 3.0 to 1.

The Company may redeem some or all of the 2030 Notes at any time on or after January 1, 2025, at the redemption prices set forth in the 2030 Notes Indenture, plus accrued and unpaid interest, if any. If the Company sells certain assets or consummates certain change in control transactions, the Company will be required to make an offer to repurchase the 2030 Notes.

Senior Unsecured Notes Due 2032

On February 21, 2024, the Company issued $500.0 million of 6.875% senior unsecured notes due on March 1, 2032 (the "2032 Notes"), all of which are currently outstanding. Interest on the 2032 Notes is payable semi-annually in arrears on March 1 and September 1, commencing on September 1, 2024. The 2032 Notes were sold in a private placement in reliance on Rule 144A and Regulation S under the Securities Act. The Company used the net proceeds from the offering to repay a portion of the outstanding balance on the Credit Facility, after payment of fees and expenses related to the offering. The Company capitalized $9.1 million in debt issuance costs, which consisted primarily of the initial purchaser's discount and fees and legal and other professional expenses. The debt issuance costs are being amortized over the life of the 2032 Notes as a component of interest expense and are carried as a direct deduction from the carrying amount of the 2032 Notes in the accompanying consolidated balance sheets.

The 2032 Notes are fully and unconditionally guaranteed on a senior unsecured basis jointly and severally by all of the Company's existing and future domestic subsidiaries that guarantee its Credit Facility. The 2032 Notes will permit the Company to make restricted payments, such as purchasing shares of its stock and paying cash dividends, in an unlimited amount if, after giving pro forma effect to the incurrence of any indebtedness to make such payment, the Company's consolidated total debt ratio is less than 3.0 to 1. The consolidated total debt ratio is defined generally in the indenture governing the 2032 Notes (the "2032 Notes Indenture") as the ratio of (1) the total consolidated debt of the Company minus cash and cash equivalents of the Company to (2) the Company's consolidated trailing twelve months EBITDA, as adjusted to exclude certain non-recurring expenses and giving pro forma effect to operations acquired during the measurement period. As of December 31, 2024, the Company's consolidated total debt ratio was 2.7 to 1. While the 2032 Notes generally limit the Company's ability to make restricted payments if the consolidated total debt ratio is greater than 3.0 to 1, restricted payments are allowable within certain permitted baskets, which currently provides the Company with continued flexibility to make restricted payments when the Company's consolidated total debt ratio is greater than 3.0 to 1.

The Company may redeem some or all of the 2032 Notes at any time on or after March 1, 2027, at the redemption prices set forth in the 2032 Notes Indenture, plus accrued and unpaid interest, if any. In addition, prior to March 1, 2027, the Company may redeem some or all of the 2032 Notes at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, plus a "make-whole" premium set forth in the 2032 Notes Indenture. The Company may redeem up to 40% of the 2032 Notes on or prior to March 1, 2027 with the proceeds of certain equity offerings at the redemption prices set forth in the 2032 Notes Indenture. If the Company or any of its restricted subsidiaries sells certain assets or if the Company consummates certain change in control transactions, the Company will be required to make an offer to repurchase the 2032 Notes.

NOTE 12 - INCOME TAXES

Components of the provision for income taxes and the income to which it relates for the years ended December 31, 2024, 2023 and 2022 consist of the following (in thousands):

		Year Ended December 31,				
		2024		2023		2022
Income before income taxes [1]:						
Domestic	$	**280,685**	$	217,502	$	253,560
Foreign		**62,091**		75,347		70,073
Income before income taxes	$	**342,776**	$	292,849	$	323,633
Current income taxes:						
U.S. Federal	$	**66,338**	$	53,217	$	23,034
Foreign		**14,988**		18,683		15,444
U.S. state and local		**10,012**		15,124		3,421
Current provision for income taxes		**91,338**		87,024		41,899
Deferred provision (benefit) for income taxes:						
U.S. Federal		**(7,571)**		(6,253)		26,732
Foreign		**822**		1,475		(458)
U.S. state and local		**(628)**		(8,698)		1,965
Total deferred provision for income taxes		**(7,377)**		(13,476)		28,239
Provision for income taxes	$	**83,961**	$	73,548	$	70,138

[1] Includes the allocation of certain administrative expenses and intercompany payments, such as royalties, management fees and interest, between domestic and foreign subsidiaries.

At December 31, 2024, the cumulative amount of undistributed earnings of foreign subsidiaries was $259.3 million. The Tax Cuts and Jobs Act imposed a mandatory transition tax on accumulated foreign earnings and generally eliminated U.S. federal income taxes on dividends from foreign subsidiaries with the exception of foreign withholding taxes and other foreign local tax. During 2023, the Company repatriated $31.0 million from certain foreign subsidiaries, which was not subject to withholding or federal income tax. It is the Company's intent to indefinitely reinvest the remaining undistributed earnings and future earnings of certain subsidiaries outside the U.S. and, therefore, deferred taxes are not currently recorded on cumulative foreign currency translation adjustments. For those subsidiaries where the company is not asserting indefinite reinvestment of the remaining undistributed earnings and future earnings, there are no deferred taxes which to record.

The principal deferred tax assets and liabilities consist of the following (in thousands):

	As of December 31,	
	2024	2023
Deferred tax assets:		
Property and equipment in foreign jurisdictions	$ **16,305**	$ 18,761
Finance receivables	**26,378**	21,745
Accrued fees on forfeited pawn loans	**8,998**	8,866
Deferred cost of goods sold deduction	**3,133**	4,454
Accrued compensation, payroll taxes and employee benefits	**3,833**	4,509
U.S. state and certain foreign net operating losses	**6,170**	6,456
Other	**4,973**	5,100
Total deferred tax assets	**69,790**	69,891
Deferred tax liabilities:		
Intangible assets	**163,612**	158,888
Leased merchandise and property and equipment in domestic jurisdictions	**19,655**	27,593
Net operating lease asset	**825**	2,702
Other	**3,390**	4,511
Total deferred tax liabilities	**187,482**	193,694
Net deferred tax liabilities before valuation allowance	**(117,692)**	(123,803)
Valuation allowance	**(6,170)**	(6,456)
Net deferred tax liabilities	$ **(123,862)**	$ (130,259)
Reported as:		
Deferred tax assets	$ **4,712**	$ 6,514
Deferred tax liabilities	**(128,574)**	(136,773)
Net deferred tax liabilities	$ **(123,862)**	$ (130,259)

The Company has a valuation allowance of $6.2 million and $6.5 million as of December 31, 2024 and 2023, respectively, related to the deferred tax assets associated with its U.S. state and certain foreign net operating losses. The Company has evaluated the nature and timing of its other deferred tax assets and concluded that no additional valuation allowance is necessary.

The following is a reconciliation of income taxes calculated at the U.S. federal statutory rate to the provision for income taxes (dollars in thousands):

		Year Ended December 31,				
		2024		2023		2022
U.S. federal statutory rate		**21 %**		21 %		21 %
Tax at the U.S. federal statutory rate	$	**71,983**	$	61,498	$	67,963
U.S. state income tax, net of federal tax benefit of **$1,592**, $1,349 and $1,131, respectively		**5,990**		5,076		4,255
Non-deductible compensation expense		**3,864**		4,358		3,297
Net incremental income tax expense from foreign earnings [1]		**2,736**		4,373		272
Other taxes and adjustments, net		**(612)**		(1,757)		(1,069)
Benefit from gain on revaluation of contingent acquisition consideration		**—**		—		(4,580)
Provision for income taxes	$	**83,961**	$	73,548	$	70,138
Effective tax rate		**24.5 %**		25.1 %		21.7 %

[1] Includes a $6.0 million, $5.7 million and $8.0 million foreign permanent tax benefit related to an inflation index adjustment allowed under Mexico tax law for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company's foreign pawn operating subsidiaries are subject to their respective foreign statutory rates, which differ from the U.S. federal statutory rate. The statutory tax rates in Mexico, Guatemala, Colombia and El Salvador are 30%, 25%, 35% and 30%, respectively.

The Company reviews the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. Interest and penalties related to income tax liabilities that could arise would be classified as interest expense in the Company's consolidated statements of income.

As of December 31, 2024 and 2023, the Company had no unrecognized tax benefits and, therefore, the Company did not have a liability for accrued interest and penalties and no such interest or penalties were incurred for the years ended December 31, 2024, 2023 and 2022.

The Company files federal income tax returns in the U.S., Mexico, Guatemala, Colombia, El Salvador, Jamaica and Puerto Rico, as well as multiple state and local income tax returns in the U.S. The Company's U.S. federal returns are not subject to examination for tax years prior to 2021. The majority of the Company's U.S. state income tax returns are not subject to examination for the tax years prior to 2021. With respect to federal tax returns in Mexico, Guatemala, Colombia, El Salvador, Jamaica and Puerto Rico, the tax years prior to 2019 are closed to examination. There are no state income taxes in Mexico, Guatemala, Colombia, El Salvador, Jamaica or Puerto Rico.

NOTE 13 - COMMITMENTS AND CONTINGENCIES

Litigation

The Company, in the ordinary course of business, is a party to various legal and regulatory proceedings and other general claims. Although no assurances can be given, in management's opinion, such outstanding proceedings are not expected to have a material adverse effect on the Company's financial position, results of operations, or cash flows.

The Company believes it has meritorious defenses to all of the claims described below and intends to vigorously defend itself against such claims. However, legal and regulatory proceedings involve an inherent level of uncertainty and no assurances can be given regarding the ultimate outcome of any such matters or whether an adverse outcome would not have a material adverse impact on the Company's financial position, results of operations, or cash flows. At this stage, the Company is unable to determine whether a future loss will be incurred for any of its material outstanding legal and regulatory proceedings or to estimate a range of loss with respect to such proceeding, if any, and accordingly, no material amounts have been accrued in the Company's financial statements for legal and regulatory proceedings.

On November 12, 2021, the CFPB initiated a civil action in the United States District Court for the Northern District of Texas (the "District Court") against FirstCash, Inc. and Cash America West, Inc., and later amended the complaint to include numerous Company subsidiaries as defendants. The CFPB's lawsuit alleges violations of the MLA in connection with pawn transactions. The CFPB also alleges that these same alleged violations of the MLA constitute breaches of a 2013 CFPB consent order entered into by its predecessor company that, among other things, allegedly required the company and its successors to cease and desist from further MLA violations. The CFPB is seeking an injunction, redress for affected borrowers and a civil monetary penalty. After an initial period of pre-trial activity, the case was stayed on November 4, 2022, pending the Supreme Court review of the Fifth Circuit's decision in *Community Financial v. CFPB*, where the Fifth Circuit held the CFPB's funding mechanism was unconstitutional and its actions were void. The Supreme Court reversed that decision through an opinion issued on May 16, 2024. The stay of the CFPB case was lifted, and active litigation ensued. On November 7, 2024, the District Court denied the Company's motion for partial summary judgement. The District Court has also ordered the parties to mediation. After an initial session, the mediation is currently postponed pending the leadership transition at the CFPB. Unless resolved by agreement, the Company intends to vigorously defend the action.

Gold Forward Sales Contracts

As of December 31, 2024, the Company had contractual commitments to deliver a total of 60,500 gold ounces between the months of January 2025 and June 2026 at a weighted-average price of $2,207 per ounce. The ounces required to be delivered over this time period are less than the historical volume of scrap gold normally produced, and the Company expects to have the required gold ounces to meet the commitments as they come due.

NOTE 14 - GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

Changes in the carrying value of goodwill by segment were as follows (in thousands):

December 31, 2024	U.S. Pawn Segment		Latin America Pawn Segment		Retail POS Payment Solutions Segment		Total	
Balance, beginning of year	$	1,042,867	$	198,580	$	486,205	$	1,727,652
Acquisitions (see Note 3)		82,359		2,528		—		84,887
Effect of foreign currency translation		—		(25,367)		—		(25,367)
Balance, end of year	$	1,125,226	$	175,741	$	486,205	$	1,787,172
December 31, 2023								
Balance, beginning of year	$	916,048	$	179,128	$	486,205	$	1,581,381
Acquisitions (see Note 3)		127,239		—		—		127,239
Effect of foreign currency translation		—		19,452		—		19,452
Other adjustments		(420)		—		—		(420)
Balance, end of year	$	1,042,867	$	198,580	$	486,205	$	1,727,652

The Company performed its annual assessment of goodwill and determined there was no impairment as of December 31, 2024 and 2023.

Definite-Lived Intangible Assets

The following table summarizes the components of gross and net definite-lived intangible assets subject to amortization (in thousands):

	As of December 31,											
	2024						2023					
	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount		Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount	
Merchant relationships	$	194,000	$	(92,916)	$	101,084	$	194,000	$	(63,070)	$	130,930
Developed technology		99,400		(60,468)		38,932		99,400		(40,588)		58,812
Customer relationships		27,656		(26,417)		1,239		28,250		(26,591)		1,659
	$	321,056	$	(179,801)	$	141,255	$	321,650	$	(130,249)	$	191,401

Merchant relationships and customer relationships are generally amortized using an accelerated amortization method that reflects the future cash flows expected from the existing AFF merchants and returning pawn customers.

The following table details the remaining weighted-average amortization periods for the definite-lived intangible assets included in the table above:

	Weighted-Average Remaining Amortization Period (Years)
As of December 31, 2024	
Merchant relationships	2.0
Developed technology	1.0
Customer relationships	1.8
Total definite-lived intangible assets	1.7

Amortization expense for definite-lived intangible assets was $50.1 million, $57.0 million and $57.1 million for the years ended December 31, 2024, 2023 and 2022, respectively. Estimated future amortization expense is as follows (in thousands):

2025	$	48,488
2026		45,549
2027		24,544
2028		22,674
	$	141,255

Indefinite-Lived Intangible Assets

Indefinite-lived intangible assets as of December 31, 2024 and 2023 consist of the following (in thousands):

	As of December 31,			
	2024		2023	
Trade names	$	**46,300**	$	46,300
Pawn licenses [1]		**41,303**		40,023
	$	**87,603**	$	86,323

[1] Costs to renew licenses with indefinite lives are expensed as incurred and recorded in operating expenses in the consolidated statements of income.

The Company performed its annual assessment of indefinite-lived intangible assets and determined there was no impairment as of December 31, 2024 and 2023.

NOTE 15 - EQUITY COMPENSATION PLANS AND SHARE-BASED COMPENSATION

The Company has previously adopted equity and share-based compensation plans to attract and retain executive officers, directors and key employees. Under these plans, the Company may grant qualified and non-qualified stock options, stock appreciation rights, restricted stock and restricted stock unit awards to executive officers, directors and other key employees. At December 31, 2024, 2,639,000 shares were reserved for future grants to all employees and directors under the plans.

Restricted Stock Unit Awards

The Company has granted time-based and performance-based restricted stock units under the Company's equity and share-based incentive compensation plans. The restricted stock units are settled in shares of common stock upon vesting and the Company typically issues treasury shares to satisfy vested restricted stock unit awards. The grant date fair value of restricted stock units is based on the Company's closing stock price on the day of the grant (or subsequent award modification date, if applicable), and the grant date fair value of performance-based awards is based on the maximum amount of the award expected to be achieved. The amount attributable to award grants is amortized to expense over the vesting periods.

The Company granted performance-based awards in 2024, 2023 and 2022 to certain executive officers. The performance period for these awards is the three-year cumulative period beginning on January 1 of the respective grant year. The performance goals for these grants include net income, adjusted for certain non-core and/or non-recurring items, AFF adjusted EBITDA and the Company's total shareholder return relative to a peer group over the respective three-year cumulative period. The Company's level of achievement of the performance goals at the end of each respective performance period will result in awards being earned between 0% and 150% of the target share award.

The Company granted time-based awards in 2024, 2023 and 2022 to certain executive officers, directors and key employees of the Company which generally vest, subject to continued employment with the Company, over a one, three or five-year period from the grant date.

The following table summarizes the restricted stock unit award activity for the years ended December 31, 2024, 2023 and 2022 (shares in thousands):

	2024		2023		2022	
	Underlying Shares	Weighted-Average Fair Value of Grant	Underlying Shares	Weighted-Average Fair Value of Grant	Underlying Shares	Weighted-Average Fair Value of Grant
Outstanding at beginning of year	369	$ 80.68	435	$ 67.38	383	$ 71.93
Performance-based grants [1]	102	114.77	107	91.76	120	69.78
Time-based grants	87	114.77	93	91.76	60	69.72
Performance-based vested	(114)	69.78	(211)	65.54	—	—
Time-based vested	(58)	78.01	(45)	69.97	(19)	70.33
Performance-based canceled	(6)	69.78	(10)	72.37	(109)	86.86
Time-based canceled	(4)	91.47	—	—	—	—
Outstanding at end of year	376	$ 101.98	369	$ 80.68	435	$ 67.38

[1] Represents the maximum possible award. The Company's level of achievement of the respective performance goals will result in actual vesting of between zero shares and the maximum share award.

Restricted stock unit awards vesting in 2024, 2023 and 2022 had an aggregate intrinsic value of $18.0 million, $20.6 million and $1.5 million, respectively, based on the closing price of the Company's stock on the date of vesting. The outstanding award units had an aggregate intrinsic value of $38.9 million at December 31, 2024.

Share-Based Compensation Expense

The Company's net income includes the following compensation costs related to restricted stock unit awards (in thousands):

	Year Ended December 31,					
	2024		2023		2022	
Gross compensation expense of restricted stock unit awards	$	**14,786**	$	13,674	$	10,853
Income tax benefit of restricted stock unit awards		**(292)**		(605)		(1,428)
Net compensation expense of restricted stock unit awards	$	**14,494**	$	13,069	$	9,425

As of December 31, 2024, the total compensation cost related to non-vested restricted stock unit awards not yet recognized was $17.5 million (based on maximum possible award vesting) and is expected to be recognized over the weighted-average period of 1.4 years.

NOTE 16 - BENEFIT PLANS

The Company's 401(k) savings plan (the "Plan") is available to all full-time, U.S.-based employees who have been employed with the Company for six months or longer. Under the Plan, a participant may contribute up to 100% of earnings, with the Company matching the first 5% of contributions at a rate of 50%. The participant and Company contributions are paid to a corporate trustee and invested in various funds based on participant direction. Company contributions made to participants' accounts become fully vested upon completion of five years of service. The total Company matching contributions were $5.1 million, $4.3 million and $4.0 million for the years ended December 31, 2024, 2023 and 2022, respectively.

NOTE 17 - SEGMENT AND GEOGRAPHIC INFORMATION

Segment Information

The Company considers its chief operating decision maker ("CODM") to be a function shared by the Company's Chief Executive Officer and Chief Financial Officer. The Company's CODM reviews key financial information, such as revenue growth, pawn loan metrics, lease and finance receivable metrics and operating margins, to budget, allocate resources, and assess performance of each segment. Based on an analysis of the reports the CODM regularly reviews, the Company has determined there are three reportable segments as follows:

- U.S. pawn

- Latin America pawn

- Retail POS payment solutions (AFF)

Corporate expenses and income, which include administrative expenses, corporate depreciation and amortization, interest expense, interest income, loss (gain) on foreign exchange, merger and acquisition expenses, gain on revaluation of contingent acquisition consideration, and other expenses (income), net, are presented on a consolidated basis and are not allocated between the U.S. pawn segment, Latin America pawn segment or retail POS payment solutions segment. Intersegment transactions relate to the Company offering AFF's LTO payment solution in its U.S. pawn stores and are eliminated to arrive at consolidated totals.

The following tables present reportable segment information for the years ended December 31, 2024, 2023 and 2022 as well as segment earning assets (in thousands):

	Year Ended December 31, 2024				
	U.S. Pawn	Latin America Pawn	Retail POS Payment Solutions	Corporate/ Eliminations	Consolidated
Revenue:					
Retail merchandise sales	$ 969,371	$ 541,787	$ —	$ (4,062) [(1)]	$ 1,507,096
Pawn loan fees	505,262	231,864	—	—	737,126
Leased merchandise income	—	—	766,241	—	766,241
Interest and fees on finance receivables	—	—	245,891	—	245,891
Wholesale scrap jewelry sales	93,923	38,237	—	—	132,160
Total revenue	1,568,556	811,888	1,012,132	(4,062)	3,388,514
Cost of revenue:					
Cost of retail merchandise sold	560,970	350,906	—	(2,191) [(1)]	909,685
Depreciation of leased merchandise	—	—	434,915	(1,609) [(1)]	433,306
Provision for lease losses	—	—	163,937	(542) [(1)]	163,395
Provision for loan losses	—	—	143,827	—	143,827
Cost of wholesale scrap jewelry sold	77,683	31,086	—	—	108,769
Total cost of revenue	638,653	381,992	742,679	(4,342)	1,758,982
Net revenue	929,903	429,896	269,453	280	1,629,532
Expenses and other income:					
Operating expenses	503,630	259,307	138,041	—	900,978
Administrative expenses	—	—	—	173,199	173,199
Depreciation and amortization	28,980	20,369	2,783	52,809	104,941
Interest expense	—	—	—	105,226	105,226
Interest income	—	—	—	(1,935)	(1,935)
Loss on foreign exchange	—	—	—	2,641	2,641
Merger and acquisition expenses	—	—	—	2,228	2,228
Other expenses (income), net	—	—	—	(522)	(522)
Total expenses and other income	532,610	279,676	140,824	333,646	1,286,756
Income (loss) before income taxes	$ 397,293	$ 150,220	$ 128,629	$ (333,366)	$ 342,776

(1) Represents the elimination of intersegment transactions related to the Company offering AFF's LTO payment solution in its U.S. pawn stores.

	As of December 31, 2024				
	U.S. Pawn	Latin America Pawn	Retail POS Payment Solutions	Corporate/ Eliminations	Consolidated
Pawn loans	$ 396,667	$ 121,200	$ —	$ —	$ 517,867
Finance receivables, net	—	—	147,501	—	147,501
Inventories	245,492	89,088	—	—	334,580
Leased merchandise, net	—	—	128,672	(235) [(1)]	128,437
Goodwill	1,125,226	175,741	486,205	—	1,787,172
Total assets	2,683,078	637,721	959,476	196,711	4,476,986

(1) Represents the elimination of intersegment transactions related to the Company offering AFF's LTO payment solution in its U.S. pawn stores.

		Year Ended December 31, 2023			
	U.S. Pawn	Latin America Pawn	Retail POS Payment Solutions	Corporate/ Eliminations	Consolidated
Revenue:					
Retail merchandise sales	$ 854,190	$ 533,612	$ —	$ (6,530) [1]	$ 1,381,272
Pawn loan fees	435,762	222,774	—	—	658,536
Leased merchandise income	—	—	752,682	—	752,682
Interest and fees on finance receivables	—	—	233,818	—	233,818
Wholesale scrap jewelry sales	78,571	46,917	—	—	125,488
Total revenue	1,368,523	803,303	986,500	(6,530)	3,151,796
Cost of revenue:					
Cost of retail merchandise sold	490,544	345,309	—	(3,460) [1]	832,393
Depreciation of leased merchandise	—	—	413,546	(2,091) [1]	411,455
Provision for lease losses	—	—	177,418	(1,560) [1]	175,858
Provision for loan losses	—	—	123,030	—	123,030
Cost of wholesale scrap jewelry sold	64,545	37,276	—	—	101,821
Total cost of revenue	555,089	382,585	713,994	(7,111)	1,644,557
Net revenue	813,434	420,718	272,506	581	1,507,239
Expenses and other income:					
Operating expenses	451,543	243,146	137,460	—	832,149
Administrative expenses	—	—	—	176,315	176,315
Depreciation and amortization	25,585	21,350	3,030	59,196	109,161
Interest expense	—	—	—	93,243	93,243
Interest income	—	—	—	(1,469)	(1,469)
Gain on foreign exchange	—	—	—	(1,529)	(1,529)
Merger and acquisition expenses	—	—	—	7,922	7,922
Other expenses (income), net	—	—	—	(1,402)	(1,402)
Total expenses and other income	477,128	264,496	140,490	332,276	1,214,390
Income (loss) before income taxes	$ 336,306	$ 156,222	$ 132,016	$ (331,695)	$ 292,849

[1] Represents the elimination of intersegment transactions related to the Company offering AFF's LTO payment solution in its U.S. pawn stores.

		As of December 31, 2023			
	U.S. Pawn	Latin America Pawn	Retail POS Payment Solutions	Corporate/ Eliminations	Consolidated
Pawn loans	$ 344,152	$ 127,694	$ —	$ —	$ 471,846
Finance receivables, net	—	—	113,901	—	113,901
Inventories	221,843	90,246	—	—	312,089
Leased merchandise, net	—	—	171,706	(515) [1]	171,191
Goodwill	1,042,867	198,580	486,205	—	1,727,652
Total assets	2,423,092	693,650	1,011,541	161,632	4,289,915

[1] Represents the elimination of intersegment transactions related to the Company offering AFF's LTO payment solution in its U.S. pawn stores.

	Year Ended December 31, 2022				
	U.S. Pawn	Latin America Pawn	Retail POS Payment Solutions	Corporate/ Eliminations	Consolidated
Revenue:					
Retail merchandise sales	$ 818,548	$ 447,523	$ —	$ (4,935) [1]	$ 1,261,136
Pawn loan fees	373,416	187,974	—	—	561,390
Leased merchandise income	—	—	622,163	—	622,163
Interest and fees on finance receivables	—	—	181,280	—	181,280
Wholesale scrap jewelry sales	63,004	39,969	—	—	102,973
Total revenue	1,254,968	675,466	803,443	(4,935)	2,728,942
Cost of revenue:					
Cost of retail merchandise sold	478,718	288,449	—	(2,614) [1]	764,553
Depreciation of leased merchandise	—	—	354,104	(609) [1]	353,495
Provision for lease losses	—	—	140,118	(616) [1]	139,502
Provision for loan losses	—	—	118,502	—	118,502
Cost of wholesale scrap jewelry sold	54,893	33,411	—	—	88,304
Total cost of revenue	533,611	321,860	612,724	(3,839)	1,464,356
Net revenue (loss)	721,357	353,606	190,719	(1,096)	1,264,586
Expenses and other income:					
Operating expenses	407,039	193,254	128,616	—	728,909
Administrative expenses	—	—	—	147,943	147,943
Depreciation and amortization	23,205	18,325	2,912	59,390	103,832
Interest expense	—	—	—	70,708	70,708
Interest income	—	—	—	(1,313)	(1,313)
Gain on foreign exchange	—	—	—	(585)	(585)
Merger and acquisition expenses	—	—	—	3,739	3,739
Gain on revaluation of contingent acquisition consideration	—	—	—	(109,549)	(109,549)
Other expenses (income), net	—	—	—	(2,731)	(2,731)
Total expenses and other income	430,244	211,579	131,528	167,602	940,953
Income (loss) before income taxes	$ 291,113	$ 142,027	$ 59,191	$ (168,698)	$ 323,633

[1] Represents the elimination of intersegment transactions related to the Company offering AFF's LTO payment solution in its U.S. pawn stores.

	As of December 31, 2022				
	U.S. Pawn	Latin America Pawn	Retail POS Payment Solutions	Corporate/ Eliminations	Consolidated
Pawn loans	$ 282,089	$ 108,528	$ —	$ —	$ 390,617
Finance receivables, net	—	—	103,494	—	103,494
Inventories	202,594	85,745	—	—	288,339
Leased merchandise, net	—	—	154,398	(1,096) [1]	153,302
Goodwill	916,048	179,128	486,205	—	1,581,381
Total assets	2,108,157	619,839	1,047,814	129,057	3,904,867

[1] Represents the elimination of intersegment transactions related to the Company offering AFF's LTO payment solution in its U.S. pawn stores.

Geographic Information

The following table shows revenue and long-lived assets (all non-current assets except operating lease right of use asset, goodwill, intangibles, net and deferred tax assets, net) by geographic area (in thousands):

		Year Ended December 31,				
		2024		2023		2022
Revenue:						
U.S.	$	**2,576,626**	$	2,348,493	$	2,053,476
Mexico		**764,431**		762,563		639,199
Other Latin America		**47,457**		40,740		36,267
	$	**3,388,514**	$	3,151,796	$	2,728,942
Long-lived assets:						
U.S.	$	**630,457**	$	529,180	$	449,201
Mexico		**84,719**		101,649		88,233
Other Latin America		**12,674**		12,137		10,662
	$	**727,850**	$	642,966	$	548,096